Exhibit 99.1

BARRICK

Barrick Gold Corporation

Notice of Annual and Special Meeting of Shareholders

April 30, 2014

Information Circular

INSIDE THIS CIRCULAR

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LETTER FROM THE CHAIRMAN

Fellow Shareholders:

On behalf of the Board of Directors, it is my pleasure to invite you to attend Barrick’s Annual and Special Meeting of Shareholders to be held on Wednesday, April 30, 2014 at 10:00 a.m., Toronto time, in the John Bassett Theatre of the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario. Barrick’s Board of Directors and Executive Team look forward to meeting you that day as we present the Company’s 2013 financial results, discuss the initiatives that are underway at Barrick and outline our plans for the future. We hope you can join us.

Please review this information circular before exercising your vote, as it contains important information relating to the business of the meeting. It is important that you exercise your vote in person or by submitting your proxy or voting instruction form. Your participation as a shareholder is very important to us.

If you cannot attend the meeting in person, you may view a live webcast of the meeting at Barrick’s website, www.barrick.com. The recorded version of the meeting will be available at Barrick’s website until the next Annual Meeting of Shareholders.

Sincerely,

PETER MUNK

CHAIRMAN

March 21, 2014

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NOTICE OF 2014 ANNUAL AND SPECIAL MEETING

WHEN	Wednesday, April 30, 2014 at 10:00 a.m. (Toronto time) (the Meeting)

WHERE	John Bassett Theatre of the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario

WEBCAST	A live webcast of the Meeting will be available on our website at www.barrick.com

INFORMATION IN THIS CIRCULAR

As a shareholder, it is very important that you read this material carefully and then vote your common shares of Barrick (Common Shares).

In this Circular, you, your and shareholder refer to the common shareholders of Barrick. We, us, our, the Company, and Barrick refer to Barrick Gold Corporation, unless otherwise indicated.

Information in this Circular is as of March 1, 2014, unless otherwise indicated. All references to US $ or $ are to U.S. dollars and all references to Cdn $ are to Canadian dollars. The annual average exchange rate for 2013 reported by the Bank of Canada was US $1.00 = Cdn $1.0299.

BUSINESS TO BE CONDUCTED AT THE MEETING

The Meeting will be held for the following purposes:

1.     Receiving financial statements of the Company for the year ended December 31, 2013 and the auditor’s report on those statements;

2.     Electing directors;

3.     Appointing auditors and authorizing the directors to set their remuneration;

4.     Considering and, if deemed appropriate, approving an advisory (non-binding) resolution on executive compensation;

5.     Confirming By-Law No. 2, which sets out advance notice requirements for director nominations (see Schedule A for the text of the By-Law); and

6.     Transacting any other business properly brought before the Meeting.

YOUR RIGHT TO VOTE

You are entitled to receive notice of and to vote at our Meeting, or any adjournment or postponement thereof, if you are a holder of Common Shares at the close of business on March 1, 2014.

You have the right to vote your Common Shares on items 2 through 5 listed above and any other items that may properly come before the Meeting or any adjournment or postponement thereof.

ATTENDING THE MEETING	If you are attending the meeting in person, you will need to register with our transfer agent CST Trust Company (CST) at the registration desk, before entering the Meeting.

APPROVAL OF THIS CIRCULAR	The Board of Directors of the Company (the Board of Directors or the Board) has approved the contents of this Notice and Circular and the sending of the Notice and Circular to our shareholders and to each of our directors and our auditors.

By Order of the Board of Directors,

Faith T. Teo Vice President, Assistant General Counsel and Secretary
March 21, 2014

VOTING AND OTHER IMPORTANT INFORMATION

MEETING MATERIALS

WHY DID I RECEIVE A NOTICE IN THE MAIL REGARDING THE ELECTRONIC AVAILABILITY OF THE COMPANY’S CIRCULAR INSTEAD OF RECEIVING A PAPER COPY?

Under notice-and-access rules adopted by the Canadian Securities Administrators, we are able to provide you with electronic access to our information circular for the Meeting (the Circular) and related proxy form instead of sending you a paper copy. This means delivery is more environmentally friendly, and paper use and the cost of printing and mailing materials to shareholders are significantly reduced. The notice you received provides instructions on how to access and review an electronic copy of our Circular. The notice also provides instructions on voting by proxy at the Meeting.

Shareholders can request a paper copy of the Circular at www.meetingdocuments.com/cst/abx or by calling CST toll-free at 1-888-433-6443 from Canada and the United States or collect at 416-682-3860.

WHY DID I RECEIVE A PAPER COPY OF THE CIRCULAR?

For those shareholders who have already provided instructions on their account to receive paper copies of our Circular, we are sending you a paper copy again this year. If you do not want to receive a paper copy of our Circular in the future, please contact your broker.

DELIVERY OF SECURITYHOLDER MATERIALS

The proxy materials are sent to our registered shareholders through our transfer agent, CST. We do not send our Circular and related proxy materials directly to non-registered shareholders, and instead use the services of Broadridge Investor Communication Corporation who acts on behalf of intermediaries to send proxy materials. We intend to pay intermediaries to send proxy-related materials and voting instruction forms to objecting non-registered shareholders.

MEETING PROCEDURES

HOW MANY SHAREHOLDERS ARE NEEDED TO REACH A QUORUM?

We need to have at least two people present at the Meeting who hold, or represent by proxy, in the aggregate, at least 25% of the issued and outstanding Common Shares entitled to be voted at the Meeting. On March 1, 2014, the Company had 1,164,669,578 Common Shares outstanding.

DOES ANY SHAREHOLDER BENEFICIALLY OWN 10% OR MORE OF BARRICK’S COMMON SHARES?

No. To the knowledge of the directors and senior officers of the Company, as of March 1, 2014, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to our outstanding Common Shares.

WILL COMPANY EMPLOYEES VOTE THEIR COMMON SHARES AT THE MEETING?

Employees of Barrick are entitled to vote Common Shares beneficially owned by them, including those held in our equity compensation plans, at the Meeting. As of March 1, 2014, less than 1% of Barrick’s Common Shares were beneficially owned by employees through our equity compensation plans.

VOTING PROCEDURES

AM I A REGISTERED OR NON-REGISTERED SHAREHOLDER?

You are a registered shareholder if you have a share certificate issued in your name or appear as the registered shareholder on the books of the Company.

You are a non-registered shareholder if your Common Shares are registered in the name of an intermediary (for example, a bank, trust company, investment dealer, clearing agency or other institution).

If you are not sure whether you are a registered or a non-registered shareholder, please contact CST at:

Toll-free within Canada and the United States:

1-888-433-6443

Call collect: 416-682-3860

E-mail: inquiries@canstockta.com

Please follow the instructions below based on whether you are a registered or a non-registered shareholder.

HOW CAN I VOTE IF I AM A REGISTERED SHAREHOLDER?

Option 1 – By Proxy (Proxy Form)

A. Internet

•	Go to CST’s website at www.cstvotemyproxy.com and follow the instructions on screen.
•	You will need your 13-digit control number. You will find this number on your proxy form.

B. Telephone

•	Call 1-888-489-7352 (toll free in Canada and the United States) from a touch-tone phone and follow the instructions.
•	You will need your 13-digit control number. You will find this number on your proxy form.

If you vote by telephone, you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder.

C. Fax

•	Complete, sign and date your proxy form, and send all pages (in one transmission) by fax to 1-866-781-3111 (toll free in Canada and the United States) or 416-368-2502 (outside Canada and the United States).
•	Please see below, under the heading “How Will My Common Shares Be Voted If I Return A Proxy”, for more information.

D.	Mail

•	Complete, sign and date your proxy form, and return it in the envelope provided.
•	Please see below, under the heading “How Will My Common Shares Be Voted If I Return a Proxy?” for more information.

E.	Appointing another person to attend the Meeting and vote your Common Shares for you.

•	You may appoint a person or company other than the directors and officers designated by the Company on your form of proxy to represent you and vote on your behalf at the Meeting.
•	To do so, strike out the names of our directors and officers that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, date and sign the form, and return it to CST as instructed.
•	This person or company does not have to be a shareholder.
•	Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.
•	At the Meeting, he or she should see a CST representative at the registration desk.
•	Please see below, under the heading “How Will My Common Shares Be Voted If I Return a Proxy?” for more information.

Option 2 – In Person at the Meeting

You do not need to complete or return your proxy form if you intend to vote in person at the meeting. In such case, you must see a representative of CST before entering the Meeting to register your attendance at the Meeting. Voting in person at the Meeting will automatically cancel any proxy you completed and submitted earlier.

HOW CAN I VOTE IF I AM A NON-REGISTERED SHAREHOLDER?

Option 1 – By Proxy (Voting Instruction Form)

•	Your intermediary is required to ask for your voting instructions before the Meeting. Please contact your intermediary if you did not receive a voting instruction form from your intermediary.
•	You will receive a voting instruction form that allows you to vote on the Internet, by telephone, by fax or by mail. To vote you should follow the instructions provided on your voting instruction form.
•	Alternatively, you may receive from your intermediary a pre-authorized proxy form indicating the number of Common Shares to be voted, which you should complete, date, sign and return as directed on the form.

Option 2 – In Person At The Meeting

•	We do not have access to the names or holdings of our non-registered shareholders. That means you can only vote your Common Shares in person at the Meeting if you have previously appointed yourself as the proxyholder for your Common Shares by printing your name in the space provided on your voting instruction form and submitting it as directed on the form.
•	You may also appoint someone else as the proxyholder for your Common Shares by printing their name in the space provided on your voting instruction form and submitting it as directed on the form.
•	Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to CST before 10:00 a.m. (Toronto time) on Monday, April 28, 2014.
•	Your vote, or the vote of your proxyholder, will be taken and counted at the Meeting.
•	You or your proxyholder must see a representative of CST before entering the Meeting to register your attendance at the Meeting.

IS THERE A DEADLINE FOR MY PROXY TO BE RECEIVED?

Yes. Whether you vote by mail, telephone or Internet, your proxy must be received by no later than 10:00 a.m. (Toronto time) on Monday, April 28, 2014. If the Meeting is adjourned or postponed your proxy must be received by 10:00 a.m. (Toronto time) on the second-last business day before the reconvened Meeting. As noted above, if you are a non-registered shareholder, all required voting instructions must be submitted to your intermediary sufficiently in advance of this deadline to allow your intermediary sufficient time to forward this information to CST by this proxy cut-off deadline. Barrick reserves the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.

HOW WILL MY COMMON SHARES BE VOTED IF I RETURN A PROXY?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Common Shares on each item of business according to your instructions. If you have appointed the designated officers of Barrick as your proxy and you do not provide them with instructions, they will vote your Common Shares as follows:

•	FOR the election of the nominee directors to the Board;
•	FOR the appointment of PricewaterhouseCoopers LLP as the Company’s auditors and the authorization of the directors to fix their remuneration;
•	FOR the advisory resolution approving the Company’s approach to executive compensation; and
•	FOR the confirmation of By-Law No. 2.

WHAT HAPPENS IF THERE ARE AMENDMENTS OR VARIATIONS OR OTHER MATTERS BROUGHT BEFORE THE MEETING?

Your proxy authorizes your proxyholder to act and vote for you on any amendment or variation of any of the business of the Meeting and on any other matter that properly comes before the Meeting. Your proxy is effective at any continuation following an adjournment of the Meeting. As of March 1, 2014, no director or senior officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

WHAT IF I CHANGE MY MIND?

You can revoke a vote you made by proxy by:

For All Shareholders

•	voting again on the Internet or by telephone before 10:00 a.m. (Toronto time) on Monday, April 28, 2014;
•	completing a proxy form or voting instruction form that is dated later than the proxy form or voting instruction form you are changing and mailing it as instructed on your proxy form or voting instruction form, as the case may be, so that it is received before 10:00 a.m. (Toronto time) on Monday, April 28, 2014; or
•	by any other means permitted by law.

Additional Means for Registered Shareholders

•	sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 10:00 a.m. (Toronto time) on Monday, April 28, 2014; or
•	giving a notice in writing from you or your authorized attorney to the Chair of the Meeting, at the Meeting or any adjournment.

WHO IS SOLICITING MY PROXY?

Your proxy is being solicited on behalf of the Company’s management. Management will solicit proxies primarily by mail, but proxies may also be solicited personally by telephone by employees of the Company.

In addition, we have retained the services of Kingsdale Shareholder Services (Kingsdale) and MacKenzie Partners, Inc. (MacKenzie) to assist in soliciting proxies by mail and telephone in the United States and Canada for estimated aggregate fees of $130,000. The respective contractual arrangements with Kingsdale and MacKenzie provide for additional fees to be payable in certain circumstances. The costs of preparing and distributing the Meeting materials and the cost of soliciting proxies will be borne by the Company. Barrick will reimburse brokers and other entities for costs incurred by them in mailing Meeting materials to beneficial owners of Common Shares.

IS MY VOTE BY PROXY CONFIDENTIAL?

Yes. All proxies are received, counted and tabulated independently by our transfer agent, CST, in a way that preserves the confidentiality of individual shareholders’ votes, except:

•	as necessary to permit management and the Board of Directors to discharge their legal obligations to the Company or its shareholders or to determine the validity of the proxy;
•	in the event of a proxy contest; or
•	in the event a shareholder has made a written comment on the proxy intended for management.

NEED HELP CASTING YOUR VOTE?

For assistance with casting your vote, please contact Kingsdale or MacKenzie:

Kingsdale

Toll-free within Canada and the United States:

1-866-851-2571

Call collect: 416-867-2271

E-mail: contactus@kingsdaleshareholder.com

MacKenzie

Toll-free within Canada and the United States:

1-800-322-2885

Call collect: 212-929-5500

E-mail: proxy@mackenziepartners.com

OTHER IMPORTANT INFORMATION

HOW DO I MAKE A SHAREHOLDER PROPOSAL AT THE NEXT ANNUAL MEETING?

Proposed resolutions for the next annual meeting of the Company’s shareholders must be submitted by March 1, 2015.

WHERE CAN I REVIEW FINANCIAL INFORMATION RELATING TO THE COMPANY?

Our financial information is contained in our comparative audited annual financial statements for the year ended December 31, 2013, and related Management Discussion & Analysis, both of which can be found in our 2013 Annual Report.

HOW DO I OBTAIN COPIES OF THE COMPANY’S DISCLOSURE DOCUMENTS?

If you would like to receive our 2014 Annual Report by mail next year, you should elect this option by checking the box included on your form of proxy or your voting instruction form.

If you have not previously indicated that you would like to receive our 2013 Annual Report by mail and would like to receive a copy, please contact CST:

Toll-free within Canada and the United States:

1-800-387-0825

Call collect: 416-682-3860

Fax: 1-888-249-6189 in Canada and the United States

          or 514-985-8843 in all other countries

E-mail: inquiries@canstockta.com

Barrick will provide to any person, on request to our Investor Relations Department, a copy of our 2013 Annual Report, our latest Annual Information Form and the Information Circular for our last Annual Meeting of Shareholders.

For information on obtaining a paper copy of this Circular, please see “Why did I Receive a Notice in the Mail Regarding the Electronic Availability of the Company’s Circular Instead of Receiving a Paper Copy?”.

Our public disclosure documents are always available at www.barrick.com, www.sedar.com and www.sec.gov.

HOW DO I REACH THE COMPANY IF I HAVE MORE QUESTIONS?

Our Investor Relations Department may be reached at:

Toll-free within Canada and the United States:

1-800-720-7415

Call collect: 416-861-9911

Fax: 416-861-0727

Email: investor@barrick.com

By mail:

Brookfield Place, TD Canada Trust Tower

Suite 3700, 161 Bay Street

P.O. Box 212

Toronto, Ontario M5J 2S1

Canada

BUSINESS OF THE MEETING

1.	BARRICK’S FINANCIAL STATEMENTS

We will place before the Meeting our consolidated financial statements, including the related auditors’ report, for the year ended December 31, 2013. Our financial statements are included in our 2013 Annual Report. The 2013 Annual Report will be mailed to shareholders who requested a copy. Our financial statements will also be available on our website at www.barrick.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

2.	ELECTING DIRECTORS

GENERAL

You will be electing a Board of Directors consisting of 12 members. Please refer to the section entitled “Directors – About Our Nominees” on page 11 of this Circular for more information on the individual nominees. Directors appointed at the Meeting will serve until the end of our next annual shareholder meeting, or until their resignation, if earlier.

In December 2013, we announced significant steps relating to Board renewal, director succession and increasing the number of independent directors on the Board. As a result, four of the 12 nominees to the Board are first time nominees. All four of the first time nominees for election are independent. See the section of this Circular entitled “Our Corporate Governance Initiatives” on page 8 for a detailed discussion of our recent Board renewal and corporate governance initiatives.

MAJORITY VOTING

Barrick has adopted a majority voting policy in its Corporate Governance Guidelines. Any nominee proposed for election as a director in an uncontested election who receives a greater number of votes withheld than votes in favour of their election must promptly tender his or her resignation to the Chairman of the Board. Any such resignation will take effect on acceptance by the Board. This policy applies only to uncontested elections of directors where the number of nominees is equal to the number of directors to be elected. The Corporate Governance and Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether it should be accepted. The Board will have 90 days to make a final decision and will announce such decision by press release. The director will not participate in any Committee or Board deliberations on the resignation offer.

If John Thornton, Jamie Sokalsky or Brett Harvey is your proxyholder and you have not given instructions on how to vote your Common Shares, he will vote “FOR” the election of the 12 directors whose names and biographies are set forth on pages 11 to 17 of this Circular. If a proposed nominee is unable to serve as a director or withdraws his or her name, the individuals named in your form of proxy or voting instruction form reserve the right to nominate and vote for another individual in their discretion.

3.	APPOINTING THE AUDITORS

PricewaterhouseCoopers LLP have been our external auditors since 1983. The Board, on the recommendation of the Audit Committee, recommends that PricewaterhouseCoopers LLP be reappointed as auditors and that the Board be authorized to set the auditor’s remuneration. The audit firm appointed at the Meeting will serve until the end of the Company’s next annual general shareholder meeting.

As part of the Company’s corporate governance practices, the Audit Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services for the pre-approval of services performed by Barrick’s auditors. The objective of the Policy is to specify the scope of services permitted to be performed by the Company’s auditors and to ensure that the independence of the Company’s auditors is not compromised through engaging them for other services. All services provided by the Company’s auditors are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific services. All services performed by Barrick’s auditors comply with the Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

SUMMARY OF BILLINGS AND SERVICES BY THE EXTERNAL AUDITORS FOR 2013 AND 2012

Aggregate fees paid to PricewaterhouseCoopers for the fiscal years ended December 31, 2013 and 2012 were as follows:

Fees in millions of dollars(1)	2013	2012
Audit fees(2)	$11.1	$10.0
Audit-related fees(3)	0.8	0.6
Tax compliance and advisory fees(4)	0.9	1.1
All other fees	0.1	0.1

Total	$12.9	$11.8

(1)	The classification of fees is based on applicable Canadian securities laws and the United States Securities and Exchange Commission (SEC) definitions.

(2)	Audit fees include fees for services rendered by the external auditors in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings. In 2013, the increase in audit fees primarily related to audits performed on financial statements of certain Australian subsidiaries as part of the sale of certain assets in Australia.

(3)	In 2013, audit-related fees primarily related to services in connection with the Company’s equity offering ($0.3 million) and the Company’s tender offer for certain debt securities ($0.2 million). In 2012, audit-related fees primarily related to services in connection with the Company’s offering of debt securities ($0.2 million) and services relating to required regulatory certifications ($0.2 million).

(4)	Tax fees mainly related to tax compliance services and audit support for various jurisdictions.

THE BOARD RECOMMENDS A VOTE “FOR” THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS AND THE AUTHORIZATION OF THE BOARD TO SET THE AUDITOR’S REMUNERATION. If John Thornton, Jamie Sokalsky or Brett Harvey is your proxyholder and you have not given instructions on how to vote your Common Shares, he will vote “FOR” the appointment of PricewaterhouseCoopers LLP as auditors and the authorization of the Board of Directors to set the auditor’s remuneration.

4.	SAY ON PAY ADVISORY VOTE

The Board has adopted a non-binding advisory vote relating to executive compensation to solicit feedback from shareholders on our approach to executive compensation. Shareholders have the opportunity to vote “For” or “Against” the Company’s approach to executive compensation through the following advisory resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Barrick’s Information Circular relating to the 2014 annual and special meeting of shareholders.”

Since this vote is advisory, it will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative advisory vote. However, the Board and the Compensation Committee will consider the outcome of the vote as part of their ongoing review of executive compensation. The Company plans to hold an advisory shareholder vote on our approach to executive compensation on an annual basis.

Over the course of 2013, the Compensation Committee set out to design and implement a robust program that aligns our executive compensation approach with the long-term interests of our shareholders. As part of this process, we engaged extensively with shareholders representing more than 30% of our outstanding Common Shares, to solicit their views on executive compensation and corporate governance practices. We are proposing a significant renewal of the Board and have made dramatic changes to our executive compensation program that will be implemented in 2014. We believe our new compensation approach features the most shareholder-friendly long-term compensation program of any Canadian company today. Our system is based on the simple principle that management should be owners, aligning the long-term interests of executives and our shareholders. All awards will be granted based on performance. Our participating executives will be graded against a transparent scorecard developed by our Compensation Committee and disclosed to shareholders in advance. A majority of the compensation we award to participating executives will be long-term in nature, in units that ultimately convert into Common Shares after a three-year vesting period. These Common Shares cannot be sold until a participating executive retires or leaves the Company. These changes are described in detail under the headings “Our Corporate Governance Initiatives” and “Report on Executive Compensation” beginning on pages 8 and 32 of this Circular, respectively.

THE BOARD RECOMMENDS A VOTE “FOR” THE ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION. If John Thornton, Jamie Sokalsky or Brett Harvey is your proxyholder and you have not given instructions on how to vote your Common Shares, he will vote “FOR” the adoption of the advisory resolution on executive compensation.

5.	CONFIRMING BY-LAW NO. 2

On July 31, 2013, the Board adopted a new By-Law No. 2 of the Company setting out advance notice requirements for director nominations (the Advance Notice By-Law). At the Meeting, shareholders will be asked to consider and, if thought appropriate, pass an ordinary resolution confirming the Advance Notice By-Law.

The Advance Notice By-Law sets forth a procedure requiring advance notice to the Company by any shareholder who intends to nominate any person for election as director of the Company other than pursuant to (a) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (Ontario) (the OBCA), or (b) a shareholder proposal made pursuant to the provisions of the OBCA. Among other things, the Advance Notice By-Law fixes a deadline by which shareholders must notify the Company of their intention to nominate directors and sets out the information that shareholders must provide in the notice for it to be valid. In particular, under the Advance Notice By-Law, a shareholder wishing to nominate a director would be required to provide notice to the Company in the prescribed form within the following time periods:

•	In the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, not later than the close of business on the tenth day following the day on which the first public announcement of the date of the shareholder meeting was made by the Company; and

•	In the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the fifteenth day following the day on which the first public announcement of the date of the special meeting of shareholders was made by the Company.

If confirmed, the Advance Notice By-Law will provide a mechanism through which shareholders are able to receive appropriate disclosure with respect to proposed director nominees prior to a meeting. It will also provide the Company with the opportunity, prior to a meeting, to confirm the eligibility of a proposed director to serve as an independent director and to confirm certain other information about the proposed nominee and the nominating shareholder that could be material to a reasonable shareholder’s understanding of such proposed nominee’s independence, or lack thereof.

The inclusion of advance notice requirements in a corporation’s by-laws has become a common and important tool for public companies in Canada and the United States to ensure that shareholders are provided with appropriate and timely information in connection with the election of directors. The proposed timing for the delivery of a notice under the Advance Notice By-Law and the information that must be submitted are in keeping with recognized good governance principles. The Board believes that the Advance Notice By-Law will benefit shareholders by:

•	facilitating orderly nomination and meeting processes;

•	treating all shareholders fairly by providing timely and adequate notice of director nominations; and

•	allowing all shareholders to fully participate in the director election process and to register an informed vote.

The Advance Notice By-Law has been effective since its adoption by the Board on July 31, 2013. Pursuant to the provisions of the OBCA, the Advance Notice By-Law will cease to be effective unless confirmed by a resolution of a simple majority of the votes cast by shareholders at the Meeting.

The above summary is qualified in its entirety by the full text of the Advance Notice By-Law which is set out in Schedule A to this Circular. The Advance Notice By-Law is also available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. We encourage shareholders to read the full text of the Advance Notice By-Law before voting on this resolution.

The resolution to confirm the Advance Notice By-Law, which needs a majority vote to be approved, is as follows:

“RESOLVED THAT By-Law No. 2 of Barrick Gold Corporation, the full text of which is attached as Schedule A to the Information Circular dated March 21, 2014, being an advance notice by-law setting out the process for director nominations, is confirmed as made by the directors of the Company.

AND THAT any director or officer of the Company is hereby authorized and directed, for and on behalf of the Company, to do all acts and things as such director or officer may determine necessary or advisable to give effect to the foregoing.”

THE BOARD RECOMMENDS A VOTE “FOR” THE CONFIRMATION OF BY-LAW NO. 2. If John Thornton, Jamie Sokalsky or Brett Harvey is your proxyholder and you have not given instructions on how to vote your Common Shares, he will vote “FOR” the confirmation of By-Law No. 2.

6.	OTHER BUSINESS

Following the conclusion of the formal business to be conducted at the Meeting, we will:

•	provide an update on our business operations; and

•	invite questions and comments from shareholders.

As of the date of this Circular, management is not aware of any changes to the items listed above and does not expect any other business to be brought forward at the Meeting. If there are changes or new business, your proxyholder can vote your Common Shares on these items as he or she sees fit.

OUR CORPORATE GOVERNANCE INITIATIVES

The Board of Directors is committed to acting in the best interests of the Company and its shareholders. The Board of Directors fulfills its role directly and through its standing committees which are focused on the performance of the Company and the continued improvement of our corporate governance practices. In support of these objectives, the Board has undertaken steps to enhance its corporate governance practices since our last annual meeting of shareholders. Detailed information on the Audit, Compensation, Corporate Governance and Nominating, Corporate Responsibility, and Finance Committees can be found under the heading “Committees of the Board” on page 24 of this Circular.

Schedule B of this Circular contains a detailed description of our corporate governance practices in accordance with the applicable rules and standards of the Canadian Securities Administrators (the Canadian Guidelines), the Toronto Stock Exchange and the New York Stock Exchange (the NYSE Standards).

Barrick’s key corporate governance policies and strengths include the following:

BOARD AND GOVERNANCE INFORMATION

Size of Board	12*
Number of Independent Directors (%)	8(66 2⁄3%)*
Fully Independent Audit, Compensation and Corporate Governance and Nominating Committees	YES
Majority of Independent Directors on All Other Committees	YES*
Annual Election of Directors	YES
Average Tenure of Director Nominees	6.4 YEARS
Average Age of Director Nominees	61 YEARS
Mandatory Term Limits for Directors	NO
Directors Elected Individually (not by slate)	YES
Majority Voting Policy for Directors	YES
Separate Board Chair & CEO	YES
Independent Lead Director	YES
In Camera Sessions of Independent Directors	YES
Board Interlocks Guidelines	YES
Share Ownership Policies for Directors and Executives	YES
Board Orientation/Education Program	YES
Code of Business Conduct and Ethics	YES
Annual Advisory Vote on Executive Compensation	YES
Formal Board Evaluation Process	YES
Dual-Class Shares	NO
Executive Incentive Compensation Clawback Policy	YES

*To be effective following the 2014 annual meeting of shareholders, assuming the election of all director nominees.

BOARD RENEWAL

Following the 2013 annual meeting of shareholders, members of the Board, including the Chairman, Co-Chairman, Lead Director and the Chairs of the Compensation Committee and the Corporate Governance and Nominating Committee engaged with key shareholders to solicit views and feedback on, among other things, the Company’s executive compensation and corporate governance practices. A consistent message received through this shareholder engagement process was the desire of shareholders to refresh the composition of the Board and increase the number of independent directors.

In response to the input received from our shareholders, in December 2013, the Company announced significant steps relating to Board renewal, director succession and increasing the number of independent directors on the Board. Mr. Peter Munk, Barrick’s Founder and Chairman, will not be standing for re-election to the Board in 2014 and will be retiring as Chairman at the Meeting. The Board intends to appoint the current Co-Chairman, Mr. John Thornton, to succeed Mr. Peter Munk as Chairman following the Meeting. Mr. Howard Beck and the Right Honourable Brian Mulroney, both long-standing directors of Barrick, will also retire from the Board at the Meeting. In addition, Messrs. Donald Carty and Robert Franklin resigned from the Board as of December 16, 2013.

Four new independent directors have been nominated for election at the Meeting: Mr. Ned Goodman, Ms. Nancy Lockhart, Dr. David Naylor and Mr. Ernie Thrasher. These nominees were identified through a rigorous search and selection process overseen by our Corporate Governance and Nominating Committee. Barrick retained an external search firm, Egon Zehnder International Inc., to identify potential candidates. Candidates were also sourced through recommendations from various members of the Board, some of whom consulted with business leaders in Canada, the United States and elsewhere in the world, as well as with certain of Barrick’s key institutional shareholders, with a view to arriving at the most robust and high quality candidate list possible. Particular focus was given to sourcing senior Canadian business leaders (in order to offset the departures from the Board of Messrs. Munk, Beck and Mulroney), individuals with substantial mining expertise, and senior women business leaders in order to enhance the gender diversity on the Board. Throughout this process, the Committee considered the current composition of the Board, and assessed the ability of candidates to contribute to the effective oversight of the management of the Company. The Committee considered each proposed candidate’s background, experience, perspective, skills and knowledge relative to the needs of the Company, and as the list of candidates was narrowed, extensive efforts were made to diligence each candidate to ensure they would bring substantial value to the Board and were free of any conflicts or relationships that could impair their independence. Once a short list of candidates was developed, interviews were conducted by members of the Corporate Governance and Nominating Committee and other Board members. The four first time nominees were recommended by the Corporate Governance and Nominating Committee and approved by the Board. The Corporate Governance and Nominating Committee has launched a process to identify additional potential candidates of outstanding ability and relevant expertise to join the Board and has retained Egon Zehnder International Inc. to assist with this process.

If elected, the four first time nominees will increase the proportion of our independent directors to two-thirds of the Board. The table below sets out the independence status of each of the director nominees. We believe that our new Chairman and director nominees will bring fresh perspectives, experience and renewal to the Board.

INDEPENDENCE OF DIRECTOR NOMINEES(1)

Name	Executive Officer	Independent	Not Independent	Reason for Lack of Independence
C. William D. Birchall	✓		✓	Vice Chairman
Gustavo Cisneros		✓
Ned Goodman		✓
J. Brett Harvey		✓
Nancy H.O. Lockhart		✓
Dambisa Moyo		✓
Anthony Munk			✓	Family member of the Chairman
David Naylor		✓
Steven J. Shapiro		✓
Jamie C. Sokalsky	✓		✓	President and Chief Executive Officer
John L. Thornton	✓		✓	Co-Chairman of the Board of Directors
Ernie L. Thrasher		✓
(1)	For further information regarding how the Board determined the independence of the nominees for director, please see “Schedule B – Statement of Corporate Governance Practices – Independence” on page B-5.

LEAD DIRECTOR

Mr. Brett Harvey was selected as our new Lead Director on December 30, 2013 by our independent directors. In March 2014, the Board adopted a Lead Director position description to facilitate the functioning of the Board independently from management, to allow the Lead Director to serve as an independent leadership contact for directors and senior officers and to assist in maintaining and enhancing the quality of the Company’s corporate governance. Our Lead Director has, among others, the responsibility of consulting with the Chairman regarding the agenda and associated materials for Board meetings, chairing meetings of the independent directors and non-management directors following each Board meeting (including special meetings) and participating in the annual performance evaluation of the Chief Executive Officer. He is also charged with overseeing the annual Board and individual directors assessment process. For further description of the Lead Director position see “Statement of Corporate Governance Practices – Board Composition and Nomination of Directors – Board Leadership” beginning on page B-3.

OTHER NEW CORPORATE GOVERNANCE INITIATIVES

Barrick has a strong commitment to best practices in corporate governance. In addition to moving to a minimum two-thirds independence standard for our Board, we recently have implemented several new initiatives to enhance our efforts in this important area. These initiatives are highlighted below.

CLAWBACK POLICY

On February 12, 2014 the Board adopted an Executive Incentive Compensation Recoupment Policy (the Clawback Policy). Under the Clawback Policy, Barrick may recoup certain incentive compensation paid to executive officers and certain other officers in cases of a material financial statement restatement. For details see “Report on Executive Compensation – 2013 Executive Compensation Program – Other Executive Compensation Elements – Clawback Policy” on page 48.

LEAD DIRECTOR POSITION DESCRIPTION

Our Board has adopted a formal position description delineating the roles and responsibilities of our Lead Director. The Lead Director position is further described in “Statement of Corporate Governance Practices – Board Composition and Nomination of Directors – Board Leadership” beginning on page B-3.

BOARD INTERLOCKING GUIDELINES

The Board has adopted guidelines limiting the number of board interlocks that can exist at any given time to two. A board interlock occurs when two of the Company’s directors also serve together on the board of another public company. As of March 1, 2014, none of the Company’s directors served together as members of another public company board.

EXECUTIVE AND INDEPENDENT SESSIONS

As a result of this year’s detailed review of the Company’s corporate governance practices, the Company’s Corporate Governance Guidelines have been amended to provide for an executive session following every Board meeting (including special meetings) at which the independent directors and non-executive directors meet without management participation. Previously, such executive sessions were only held after regularly scheduled Board meetings. In addition, Barrick’s independent directors will hold regular sessions at which the independent directors meet in the absence of non-independent directors. The Lead Director will continue to preside at each executive session and at each session of the independent directors.

ENHANCED COMMITTEE MANDATES AND INDEPENDENCE

On the recommendation of the Corporate Governance and Nominating Committee, the Board adopted new mandates for the Corporate Governance and Nominating Committee and the Compensation Committee to enhance the mandates and ensure that all meetings of these committees are held as in camera sessions. Members of management may participate in these meetings by invitation as determined by the members of each committee. The Board also adopted a policy that enhances the independence of our standing committees. Pursuant to this new policy, in addition to our Audit, Corporate Governance and Nominating and Compensation Committees which must be comprised entirely of independent directors, from and after our 2014 annual meeting, all other committees of the Board will be required to be comprised of a majority of independent directors.

BOARD EDUCATION

The Corporate Governance and Nominating Committee is responsible for reviewing the Company’s orientation and education program with respect to new directors. A summary of the Company’s existing orientation and education program is provided in our Statement of Corporate Governance Practices at page B-7. Currently, management prepares additional educational sessions for directors on matters relevant to the Company and its business.

In connection with their review of our existing education program, the Corporate Governance and Nominating Committee adopted a new continuing education program for the Company’s directors to enhance the ongoing development and education of existing Board members. In 2014, a continuing education session will be incorporated into regularly scheduled Board meetings and certain committee meetings to the greatest extent practicable. These continuing education sessions will include presentations from management and external experts and advisors to inform the Board of relevant developments in matters relevant to the Company and its business. Topics to be addressed at these continuing education sessions may include, among others, updates on corporate governance and emerging best practices, compensation trends, commodity and business trends, regulatory and government affairs, and risk management. Directors may also attend relevant external education programs at Barrick’s expense.

SHAREHOLDER ENGAGEMENT

The Board is committed to engaging actively with our shareholders. Shareholders may provide feedback to our Board by writing to our Chairman care of the Corporate Secretary at the address set out below. Shareholders may also communicate directly with our independent directors by writing to our Lead Director care of the Corporate Secretary.

Attention: Corporate Secretary

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Fax: 416-861-2492

Email: corporatesecretary@barrick.com

DIRECTORS

ABOUT OUR NOMINEES

The following table sets forth for each nominee for election as director as of March 1, 2014: age; place of residence; present principal occupation and principal occupations held in the last five years if different; a brief description of the nominee’s principal directorships, memberships and education; past directorships of publicly-traded companies during the preceding five years; key areas of expertise; the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised(1); the number of Deferred Share Units (DSUs) credited to the nominee; the number of Restricted Share Units (RSUs) credited to the nominee; the number of outstanding options held by the nominee under Barrick’s stock option plans (there have been no stock option grants to non-executive directors since 2003); whether the nominee meets Barrick’s share ownership requirement for directors or executive officers, as applicable (see “Directors’ Share Ownership Requirements” on page 20); the date the nominee became a director of Barrick; current membership on committees of the Board of Directors; record of attendance at meetings of the Board of Directors and its committees during 2013; previous voting results; and whether or not the Board of Directors has determined each nominee to be independent.

There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated for election as a director of the Company.

	William Birchall, 71 Toronto, Ontario, Canada Director since July 14, 1984 Non-Independent (Vice Chairman of Barrick)

Mr. Birchall is the Vice Chairman of Barrick. Mr. Birchall is the former Vice Chairman of Trizec Hahn Corporation, a real estate company. He is the President of the charitable William Birchall Foundation. Mr. Birchall graduated from Merchant Taylor’s School and is a Fellow of the United Kingdom Institute of Chartered Accountants.

Areas of Expertise:        Finance and Management

                                       Metals and Mining

                                       International Business

SECURITIES HELD
Common Shares	395,220(2)
DSUs	4,176
Options	200,000
Meets share ownership requirement for Vice Chairman
VOTING RESULTS
Year	For	Withheld
2013	76.7%	23.3%
2012	88.8%	11.2%
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	5 of 5	Rogers Communications Inc.	(2005 to Present	)
	Special	5 of 6
Committees:
Corporate Responsibility	(Chair)	4 of 4
Finance	(Chair)	5 of 5
Overall Attendance		95%

	Gustavo Cisneros, 68 Santo Domingo, Dominican Republic Director since September 9, 2003 Independent

Mr. Cisneros is the Chairman of the Cisneros Group of Companies, a privately held media, entertainment, technology and consumer products organization. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is also a senior advisor to RRE Ventures LLC, a venture capital firm. Mr. Cisneros is a member of the advisory boards of a number of organizations and universities, including the United Nations Information and Communication Technologies (ICT) Task Force, Haiti Presidential International Advisory Board, The Americas Society, Georgetown University and Harvard University. Mr. Cisneros holds an undergraduate degree from Babson College.

Areas of Expertise:        Latin America

                                       International Business

                                       Media and Entertainment

                                       Consumer Products

SECURITIES HELD
Common Shares	Nil
DSUs	49,487
Options	Nil
Meets share ownership requirement
VOTING RESULTS
Year	For	Withheld
2013	73.1%	26.9%
2012	90.5%	9.5%
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	5 of 5	None
	Special	4 of 6
Committees:
Compensation		8 of 8
Corporate Governance and Nominating	(Chair)	Not Applicable(3)
Overall Attendance		89%

Ned Goodman, 76 Toronto, Ontario, Canada First time nominee Independent

Mr. Goodman is Director, President and Chief Executive Officer of Dundee Corporation, an independent asset management company focused in the areas of real estate and infrastructure, energy, resources and agriculture. Mr. Goodman is founder and benefactor of the Goodman Institute of Investment Management, a graduate school for investment management at Concordia University, and the Goodman School of Mines at Laurentian University. He is the Chancellor of Brock University in Ontario, Chairman Emeritus of the Canadian Council of Christians and Jews, a Vice-President of Maccabi Canada, a Governor of Junior Achievement of Canada and a Trustee of the Fraser Institute. Mr. Goodman is also a founding director of the Roasters Foundation, Jodamada Foundation and Dynamic Fund Foundation. Mr. Goodman holds an undergraduate degree in geology from McGill University and a master’s degree in business administration from the University of Toronto.

Areas of Expertise:        Finance and Acquisitions

                                       Metals and Mining

                                       International Business

SECURITIES HELD
Common Shares	178
DSUs	Nil
Options	Nil

MEMBER	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Not applicable as not currently a director

DREAM Unlimited Corp.

Dundee Corporation

Dundee International Real Estate

    Investment Trust

Wolfe Mining Corp.

Excellon Resources Inc.

360 VOX Corporation

Corona Gold Corporation

Ryan Gold Corp.

Dundee Real Estate Investment Trust

Dundee Energy Limited

Eurogas International Inc.

Dundee Capital Markets

Dundee Precious Metals Inc.

Breakwater Resources Inc.

(2013 to Present

(1991 to Present

(2013 to 2014

(2013 to 2014

(2011, 2013 to 2014

(2010 to 2014

(2008 to 2014

(2008 to 2014

(2003 to 2014

(1996 to 2014

(1996 to 2014

(2010 to 2012

(1983 to 2012

(2004 to 2011

) ) ) ) ) ) ) ) ) ) ) ) )

	J. Brett Harvey, 63 Canonsburg, Pennsylvania, USA Director since December 15, 2005 Independent Lead Director

Mr. Harvey is Chairman and Chief Executive Officer of CONSOL Energy Inc., a coal, gas and energy services company. He is also the Chairman and Chief Executive Officer of CNX Gas Corporation, a subsidiary of CONSOL Energy Inc. Mr. Harvey serves on the board of a number of energy industry associations, including the coal industry advisory board of the International Energy Agency, and the Leadership Council of the American Coalition for Clean Coal Electricity. Mr. Harvey is also on the board of directors of the Allegheny Conference on Community Development, is a member of the National Executive Board of the Boy Scouts of America, and is a director and past chairman of the Boy Scouts of America Laurel Highlands Counsel. He holds an undergraduate degree in mining engineering from the University of Utah.

Areas of Expertise:        Metals and Mining

                                       Coal, Oil and Gas

                                       Environment

                                       Finance and Management

SECURITIES HELD
Common Shares	11,500
DSUs	22,884
Options	Nil
Meets share ownership requirement
VOTING RESULTS
Year	For	Withheld
2013	72.1%	27.9%
2012	89.6%	10.4%
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	5 of 5	Allegheny Technologies Inc. CONSOL Energy Inc. CNX Gas Corporation(4)	(2007 to Present (1998 to Present (2005 to 2010	) ) )
	Special	6 of 6
Committees:
Compensation	(Chair)	8 of 8
Overall Attendance		100%

Nancy H.O. Lockhart, 59 Toronto, Ontario, Canada First time nominee Independent

Ms. Lockhart is a Corporate Director. She was the Chief Administrative Officer of Frum Development Group, a property development and management company, from 1995 to September 2013. Ms. Lockhart is a director of the Centre for Addiction and Mental Health Foundation and the Canada Merit Scholarship Foundation. She is a past director of the Canada Deposit Insurance Corporation.

Areas of Expertise:        Administration and Management

                                       Consumer Products

SECURITIES HELD
Common Shares	Nil
DSUs	Nil
Options	Nil
MEMBER	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Not applicable as not currently a director		Atrium Mortgage Investment Corporation Gluskin Sheff & Associates Inc. Loblaw Companies Limited	(2013 to Present (2013 to Present (2005 to Present	) ) )

Dambisa Moyo, 45 London, United Kingdom Director since April 27, 2011 Independent

Dr. Moyo is an international economist and commentator on the global economy. Dr. Moyo worked at the World Bank from 1993 to 1995 and at Goldman Sachs from 2001 to 2008 where she worked in debt capital markets, hedge fund coverage and as an economist in the global macroeconomics team. Dr. Moyo is a Patron for Absolute Return for Kids and a past director of Room to Read and the Lundin for Africa Foundation. Dr. Moyo holds an undergraduate degree and a master’s degree in business administration from American University, a master’s degree from Harvard University’s Kennedy School of Government and a doctorate in economics from Oxford University.

Areas of Expertise:        African Region

                                       Corporate Social Responsibility

                                       Finance and Management

SECURITIES HELD
Common Shares	Nil
DSUs	10,472
Options	Nil
Has until April 26, 2016 to meet share ownership requirement
VOTING RESULTS
Year	For	Withheld
2013	91.8%	8.2%
2012	92.7%	7.3%
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	5 of 5	Barclays Bank PLC	(2010 to Present	)
	Special	3 of 6	SABMiller PLC	(2009 to Present	)
Committees:			Lundin Petroleum AB	(2009 to 2012)
Audit Committee		5 of 6
Corporate Governance and Nominating		6 of 6
Corporate Responsibility		4 of 4
Overall Attendance		85%

	Anthony Munk, 53 Toronto, Ontario, Canada Director since December 10, 1996 Non-Independent (member of the immediate family of the Chairman)

Mr. Anthony Munk has been a Senior Managing Director of Onex Corporation, a leading North American private equity firm, since 2013. Prior to 2013, he was a Managing Director of Onex Corporation. He is also a director of the Aurea Foundation. Mr. Munk is a director of JELD-WEN Holding, Inc. and was formerly a director of RSI Home Products Inc. and Chairman of the Board of Husky Injection Molding Systems Ltd., which are private companies. He is also a director of the public company, Cineplex Inc. Mr. Munk holds an undergraduate degree from Queen’s University.

Areas of Expertise:        Finance and Acquisitions

SECURITIES HELD
Common Shares	5,000
DSUs	38,240
Options	Nil
Meets share ownership requirement
VOTING RESULTS
Year	For	Withheld
2013	76.0%	24.0%
2012	78.3%	21.7%
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	5 of 5	Cineplex Inc.	(2003 to Present	)
	Special	4 of 6
Committees:
Finance		5 of 5
Overall Attendance		88%

David Naylor, 59 Toronto, Ontario, Canada First time nominee Independent

Dr. Naylor is President Emeritus of the University of Toronto, Canada’s largest academic institution. President from 2005 to October 2013, Dr. Naylor was previously the Dean of the Faculty of Medicine of the University. From 2010 to 2011, he served on the Independent Panel on Federal Support to Research and Development of the Government of Canada. Dr. Naylor is a fellow of the Royal Society of Canada, a foreign associate of the U.S. Institute of Medicine, and an Officer of the Order of Canada. He has been a board member for several hospitals, foundations, and professional associations. Dr. Naylor holds a medical degree from the University of Toronto and a doctorate in social and administrative studies from Oxford University, where he was a Rhodes Scholar.

Areas of Expertise:        Administration and Management

                                       Research and Development

                                       Quantitative Analysis

                                       Education

                                       Public Policy

SECURITIES HELD
Common Shares	4,305
DSUs	Nil
Options	Nil

MEMBER	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Not applicable as not currently a director		None

	Steven J. Shapiro, 61 Houston, Texas, USA Director since September 1, 2004 Independent

Mr. Shapiro is a corporate director. He was formerly Executive Vice President, Finance and Corporate Development and a director of Burlington Resources, Inc., an oil and gas exploration and production company. He serves as a trustee of the Houston Museum of Natural Science. Mr. Shapiro holds an undergraduate degree from Union College and a master’s degree in business administration from Harvard University.

Areas of Expertise:        Oil and Gas

                                       Finance and Management

SECURITIES HELD
Common Shares	13,000
DSUs	25,033
Options	Nil
Meets share ownership requirement
VOTING RESULTS
Year	For	Withheld
2013	72.5%	27.5%
2012	90.9%	9.1%
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	5 of 5	Asia Resource Minerals plc(5) El Paso Corporation	(2011 to Present (2006 to 2012	) )
	Special	5 of 6
Committees:
Audit	(Chair)	6 of 6
Compensation		7 of 8
Overall Attendance		92%

	Jamie C. Sokalsky, 56 Toronto, Ontario, Canada Director since June 5, 2012 Non-Independent (President and Chief Executive Officer of Barrick)

Mr. Sokalsky was appointed President and Chief Executive Officer and a director of Barrick Gold Corporation on June 5, 2012. Prior to his appointment, Mr. Sokalsky was Executive Vice President and Chief Financial Officer of Barrick. He is a member of the International Council on Mining and Metals and a director of the World Gold Council. Mr. Sokalsky is a chartered accountant and holds an undergraduate degree in business from Lakehead University.

Areas of Expertise:        Metals and Mining

                                       Finance and Management

                                       International Business

SECURITIES HELD
Common Shares	69,849
DSUs	Nil
Options	902,686
RSUs	168,662
Has until June 5, 2015 to meet 2013 share ownership requirement for Chief Executive Officer
VOTING RESULTS
Year	For	Withheld
2013	88.3%	11.7%
2012	N/A	N/A
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	5 of 5	None
	Special	6 of 6
Committees:
Finance		2 of 2(6)
Overall Attendance		100%

	John L. Thornton, 60 Palm Beach, Florida, USA Director since February 15, 2012 Non-Independent (Co-Chairman of Barrick)

Mr. Thornton was appointed Co-Chairman of Barrick on June 5, 2012. Following the Meeting, the Board intends to appoint Mr. Thornton as Chairman of Barrick. He is a Professor, Director of the Global Leadership Program, and Member of the Advisory Board at the Tsinghua University School of Economics and Management in Beijing. He is also Chairman of the Board of Trustees of the Brookings Institution in Washington, D.C. He retired in 2003 as President and a member of the board of the Goldman Sachs Group. Mr. Thornton is a trustee, advisory board member or member of, the China Investment Corporation (CIC), China Securities Regulatory Commission (CSRC), The Hotchkiss School, McKinsey Advisory Council, Morehouse College, and the African Leadership Academy. Mr. Thornton holds an undergraduate degree from Harvard College, a degree in jurisprudence from Oxford University and a master’s degree from the Yale School of Management.

Areas of Expertise:        Finance and Management

                                       China

                                       International Business

SECURITIES HELD
Common Shares	427,500(7)
DSUs	1,097
Options	Nil
RSUs	63,278
Meets share ownership requirement for Co-Chairman
VOTING RESULTS
Year	For	Withheld
2013	83.7%	16.3%
2012	92.2%	7.8%
MEMBER	ATTENDANCE		OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Board of Directors	Regular	5 of 5	China Unicom (Hong Kong) Limited	(2008 to Present )
	Special	6 of 6	Ford Motor Company	(1996 to Present )
Committees:			HSBC Holdings plc	(2008 to 2013)
Corporate Responsibility		4 of 4	News Corporation	(2004 to 2012)
Overall Attendance		100%	Intel Corporation	(2003 to 2010)

Ernie L. Thrasher, 59 Latrobe, Pennsylvania, USA First time nominee Independent

Mr. Thrasher is the founder, Chief Executive Officer and Chief Marketing Officer of Xcoal Energy & Resources, a global coal products supplier. He is the former President of AMCI Export Corporation and Executive Vice-President, Marketing of AMCI International (both coal products suppliers). Mr. Thrasher is also a director on the National Committee on United States-China Relations.

Areas of Expertise:        Metals and Mining

                                       Coal

                                       International Business

SECURITIES HELD
Common Shares	Nil
DSUs	Nil
Options	Nil
MEMBER	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST FIVE YEARS
Not applicable as not currently a director		Corsa Coal Corp.	(2009 to 2009)

(1)	Information on beneficial share ownership not within our knowledge was furnished by the respective nominees. Unless otherwise indicated, beneficial ownership is direct and the nominee has sole voting and investment power.
(2)	Mr. Birchall owns 375,000 Common Shares directly and 17,220 Common Shares indirectly through the William Birchall Foundation, of which he is the President. Mr. Birchall exercises control over 3,000 Common Shares owned by Elletoile Limited, which is owned by a family member.
(3)	Mr. Cisneros became the Chair of the Corporate Governance and Nominating Committee on December 30, 2013. There were no meetings of this Committee in 2013 after that date.
(4)	CNX Gas Corporation was previously a public company and became a private company in 2010. Mr. Harvey remains a director of CNX Gas Corporation.
(5)	Trading on the London Stock Exchange of the voting ordinary shares of Bumi plc (which changed its name to Asia Resource Minerals plc on December 17, 2013) was suspended by the United Kingdom Financial Conduct Authority (the FCA) from April 22, 2013 to July 22, 2013. Bumi plc voluntarily requested this temporary trading suspension pending clarification of the company’s financial position on the publication of its audited full year results for the year ended December 31, 2012. Trading in the voting ordinary shares of Bumi plc resumed on July 22, 2013, following the publication of its audited full year results for 2012 and discussions with the FCA.
(6)	Mr. Sokalsky became a member of the Finance Committee on July 31, 2013. He attended each of the two meetings of this Committee held after that date.
(7)	Mr. Thornton owns 250,000 Common Shares directly. In addition, 177,500 Common Shares are held in family trusts for the benefit of Mr. Thornton’s children and for which his wife is the trustee; Mr. Thornton does not have beneficial interest in or control over these Common Shares held in trust.

ATTENDANCE IN 2013

Below is a summary of attendance by all directors at Board and committee meetings held during 2013. Meeting attendance for each current nominee is reported above and summarized in the table below. All directors attended our 2013 annual meeting of shareholders.

Board/Committee	Number of Meetings	Attendance at all Meetings
Board (regular)	5	98%
Board (special)	6	83%
Audit Committee	6	96%
Compensation Committee	8	96%
Corporate Governance and Nominating Committee	6	88%
Corporate Responsibility Committee	4	100%
Finance Committee	5	100%
Total number of meetings held	40	90%

We believe that an active board governs more effectively. We expect directors to make every reasonable effort to attend all meetings of the Board and committees of which they are members and the annual meeting of shareholders. Directors may participate by teleconference if they cannot attend in person. Subject to extenuating circumstances, directors are expected to attend a minimum of 75% of all Board and committee meetings. The table below summarizes the number of Board and committee meetings attended by each director during 2013. The directors’ attendance records are also included in the director profiles under “Directors – About our Nominees” beginning on page 11.

2013 ATTENDANCE OF DIRECTORS STANDING FOR RE-ELECTION

	2013 Board Meetings				2013 Committee Meetings		2013 Total Board and Committee Meetings
	Regular/Quarterly		Special
Director	No. of Meetings	Attended	No. of Meetings	Attended	No. of Meetings	Attended	No. of Meetings	Attended
C.W.D. Birchall	5 of 5	100%	5 of 6	83%	9 of 9	100%	19 of 20	95%
G. Cisneros	5 of 5	100%	4 of 6	67%	8 of 8	100%	17 of 19	89%
J.B. Harvey	5 of 5	100%	6 of 6	100%	8 of 8	100%	19 of 19	100%
D. Moyo	5 of 5	100%	3 of 6	50%	15 of 16	94%	23 of 27	85%
A. Munk	5 of 5	100%	4 of 6	67%	5 of 5	100%	14 of 16	88%
S.J. Shapiro	5 of 5	100%	5 of 6	83%	13 of 14	93%	23 of 25	92%
J.C. Sokalsky	5 of 5	100%	6 of 6	100%	2 of 2	100%	13 of 13	100%
J.L. Thornton	5 of 5	100%	6 of 6	100%	4 of 4	100%	15 of 15	100%

2013 ATTENDANCE OF DIRECTORS NOT STANDING FOR RE-ELECTION

	2013 Board Meetings				2013 Committee Meetings		2013 Total Board and Committee Meetings
	Regular/Quarterly		Special
Director	No. of Meetings	Attended	No. of Meetings	Attended	No. of Meetings	Attended	No. of Meetings	Attended
H.L. Beck	5 of 5	100%	6 of 6	100%	9 of 11	82%	20 of 22	91%
D.J. Carty(1)	5 of 5	100%	4 of 5	80%	6 of 6	100%	15 of 16	94%
R.M. Franklin(1)	4 of 5	80%	4 of 5	80%	11 of 11	100%	19 of 21	90%
B. Mulroney	5 of 5	100%	5 of 6	83%	0 of 0	N/A	10 of 11	91%
P. Munk	5 of 5	100%	5 of 6	83%	0 of 0	N/A	10 of 11	91%

(1)	Ceased to be a member of the Board on December 16, 2013. There was one special meeting of the Board in 2013 after that date.

REPORT ON DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

The compensation of non-executive directors is intended to attract and retain highly qualified individuals with the capability to meet the responsibilities of Board members and to align closely directors’ interests with those of our shareholders. Non-executive directors receive a majority of their compensation in the form of DSUs with the remainder in cash and are subject to minimum share ownership requirements to promote long-term alignment with shareholder interests. Non-executive directors have not received stock options since 2003. The term “non-executive directors” in this Circular refers to those directors who are not officers or employees of the Company.

DIRECTOR COMPENSATION STRUCTURE

The mining peer group for benchmarking director compensation is the same as that used for benchmarking Barrick’s executive compensation, as further discussed on page 44. Non-executive director compensation is annually reviewed by the Compensation Committee to ensure that it is reasonable in light of the time required from directors and aligns directors’ interests with those of shareholders.

As summarized in the table below, non-executive directors receive annual retainers for serving as Board members. The Lead Director, Committee Chairs and Audit Committee members also receive additional retainers for serving in those roles. Messrs. Birchall, Mulroney, Peter Munk, Sokalsky and Thornton received compensation as officers or employees of the Company and did not receive additional compensation for their service as directors.

2013 COMPENSATION STRUCTURE FOR NON-EXECUTIVE DIRECTORS

Annual Director Retainer(1)	($)	($)
Director Retainer (Cash)(2)	90,000
Director Retainer (DSUs, minimum 55%)(2)	110,000

Total Director Retainer		200,000
Lead Director and Committee Annual Retainer
Lead Director Retainer		30,000
Audit Committee Chair Retainer		25,000
Other Committee Chair Retainer		15,000
Audit Committee Member Retainer		3,000

(1)	Directors are also reimbursed for reasonable out-of-pocket expenses incurred related to attending meetings and carrying out their duties as Barrick’s directors.

(2)	Non-executive directors may elect to receive their entire annual director retainer in the form of DSUs, rather than the minimum 55% deferral requirement. Additional details about the Directors’ Deferred Share Unit Plan are presented in the section below. For 2013, four of eight non-executive directors elected to receive the entire annual director retainer in DSUs.

2014 COMPENSATION STRUCTURE FOR NON-EXECUTIVE DIRECTORS

For 2014, new directors who are elected to the Board will be required to receive 75% of their annual director retainer in the form of DSUs and may elect to receive 100% of their retainer in DSUs. This increased annual director retainer deferral requirement will apply to current directors beginning January 1, 2015.

DIRECTORS’ EQUITY AWARDS

DEFERRED SHARE UNIT PLAN

A DSU is a notional share-based unit that has the same value as a Common Share. Additional units are credited to reflect dividends paid on our Common Shares. DSUs vest immediately upon grant, but must be retained until the director leaves the Board. The units may be redeemed by a director at any time up to the end of the calendar year in which the director leaves the Board, at which time the cash value of the DSUs will be paid out.

DIRECTORS’ STOCK OPTIONS

Non-executive directors of the Company have not received stock options since 2003. The Stock Option Plan (2004) (the 2004 Plan) specifically excludes non-executive directors from receiving options under the plan. Messrs. Birchall, Mulroney, Peter Munk and Sokalsky have previously received stock option compensation as officers or employees of Barrick. Stock options do not count toward the directors’ share ownership requirements.

DIRECTORS’ SHARE OWNERSHIP REQUIREMENTS

In order to align appropriately the directors’ interests with those of shareholders, Barrick requires directors to own Common Shares and/or DSUs having a minimum value established by the Board. Shares held in trust are counted towards the fulfillment of the minimum share ownership requirement. The minimum share ownership requirements applicable in 2013 were as follows:

Minimum Share Ownership Requirement	Time to Fulfill
4x Annual Pre-Tax Salaries	3 years from the date of appointment

3x Annual Director Retainer	5 years from the date of initial election/appointment

(1)	For 2014, the Chief Executive Officer will be subject to new share ownership requirements. See page 40 for more details.

The minimum share ownership requirement for non-executive directors is subject to a grace period whereby if the market value of a director’s equity interest in the Company falls below the minimum share ownership requirement due to a decrease in the price of our Common Shares, such director will have two years from the end of the fiscal quarter in which the value first fell below the minimum requirement to meet once again the requirement.

Share ownership requirements for Messrs. Peter Munk (Chairman), Thornton (Co-Chairman) and Sokalsky (President and Chief Executive Officer) are disclosed under “Report on Executive Compensation – 2013 Executive Compensation Program – 2013 Executive Share Ownership Requirements” on page 49.

Share Ownership Position of Barrick Directors as at December 31, 2013
Name	Year		Number of Common Shares		Number Of DSUs		Total Number of Common Shares And DSUs		Total Value Of Common Shares And DSUs(1)		Value as Multiple of Retainer or Annual Salary		Share Ownership Requirement Met (✓)
(a)	(b	)	(c	)	(d	)	(e	)	(f	)	(g	)		(h	)

Howard L. Beck	2013		169,144		49,858		219,002		$3,861,005		19.3x		✓

William Birchall	2013		395,220		4,176		399,396		$7,041,351		12.1x		✓

Gustavo Cisneros	2013		–		49,487		49,487		$872,456		4.4x		✓

J. Brett Harvey(2)	2013		5,500		22,884		28,384		$500,410		2.5x

Dambisa Moyo(3)	2013		–		10,472		10,472		$184,621		0.9x

Brian Mulroney(4)	2013		20,000		–		20,000		$352,600		1.8x

Anthony Munk	2013		5,000		38,240		43,240		$762,321		3.8x		✓

Steven J. Shapiro	2013		13,000		25,033		38,033		$670,522		3.4x		✓

(1)	The values of Barrick Common Shares and DSUs are based on the closing price of Barrick Common Shares on the New York Stock Exchange at December 31, 2013 ($17.63).

(2)	Mr. Harvey had until June 30, 2015 to meet the director share ownership requirement pursuant to the grace period. On February 18, 2014, Mr. Harvey purchased an additional 6,000 Common Shares and as at March 1, 2014, the total value of his Common Shares and DSUs was $700,746, exceeding the minimum share ownership requirement.

(3)	Dr. Moyo joined the Board on April 27, 2011 and has until April 26, 2016 to meet the director share ownership requirement.

(4)	Mr. Mulroney would have had until March 31, 2015 to satisfy the share ownership requirement pursuant to the grace period.

INDIVIDUAL DIRECTOR COMPENSATION

TOTAL DIRECTOR COMPENSATION SUMMARY

The following table provides details of the compensation for Barrick’s directors during 2013, other than Messrs. Peter Munk, Thornton and Sokalsky. Compensation for Messrs. Peter Munk, Thornton and Sokalsky is disclosed in the “Summary Compensation Table” for the Named Executive Officers on page 59.

Director Compensation Table(1)

Year Ended December 31, 2013

Name	2013 Committee Memberships	Fees Earned(2)	Share-Based Awards(2)	Option- Based Awards(3)	All Other Compensation	Total Compensation
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Howard L. Beck(4)	Audit; CG&N; Finance	$90,000	$110,000	Nil	Nil	$200,000
William Birchall(5)	Vice Chairman; CR (Chair); Finance (Chair)	Nil	Nil	Nil	$587,671	$587,671
Donald J. Carty(6)	Lead Director; Audit	$117,987	$105,516	Nil	Nil	$223,503
Gustavo Cisneros(7)	Compensation; CG&N (Chair)	$90,000	$110,000	Nil	Nil	$200,000
Robert M. Franklin(8)	CG&N (Chair); Audit	$103,598	$105,516	Nil	Nil	$209,114
J. Brett Harvey(9)	Lead Director; Compensation (Chair)	$105,000	$110,000	Nil	Nil	$215,000
Dambisa Moyo(10)	Audit; CG&N; CR	$93,000	$110,000	Nil	Nil	$203,000
Brian Mulroney(11)	Senior Advisor, Global Affairs	Nil	Nil	Nil	$1,276,834	$1,276,834
Anthony Munk	Finance	$90,000	$110,000	Nil	Nil	$200,000
Steven J. Shapiro(12)	Audit (Chair); Compensation	$115,000	$110,000	Nil	Nil	$225,000

(1)	Compensation to non-executive directors is paid in U.S. dollars. Compensation to Mr. Birchall and Mr. Mulroney is primarily paid in Canadian dollars. 2013 compensation paid in Canadian dollars to Mr. Birchall and Mr. Mulroney as described in footnotes 5 and 11 respectively has been converted to U.S. dollars at the average annual exchange rate for 2013 reported by the Bank of Canada (1.0299) in the table.
(2)	Figures in the Fees Earned column reflect directors’ fees that may be taken in the form of cash or DSUs. Figures in the Share-Based Awards column reflect amounts that must be taken in the form of DSUs. Messrs. Beck, Carty, Cisneros and Anthony Munk elected to receive 100% of the annual retainer in DSUs. See the “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2013” table on page 65 for the total value realized upon vesting of the DSUs awarded to directors for their services as directors for 2013.
(3)	No stock options were granted to directors in 2013.
(4)	On December 30, 2013, Mr. Beck was appointed as a member of the Audit Committee. Mr. Beck will retire from the Board at the Meeting.
(5)	Mr. Birchall received a salary of Cdn $600,000 and a parking benefit of Cdn $5,285 as Vice Chairman of Barrick as disclosed under “All Other Compensation” in the table above.
(6)	Mr. Carty received a prorated fee of $191,848 as a member of the Board from January 1, 2013 to December 16, 2013, $150,000 of which he received in the form of DSUs reflecting fees for his services from January 1, 2013 to September 30, 2013, with the remainder paid in cash. He received a prorated fee of $28,777 for his role as Lead Director from January 1, 2013 to December 16, 2013, and a prorated fee of $2,878 for his membership on the Audit Committee from January 1, 2013 to December 16, 2013. Mr. Carty resigned from the Board on December 16, 2013.
(7)	On December 30, 2013, Mr. Cisneros was appointed as the Chairman of the Corporate Governance and Nominating Committee.
(8)	Mr. Franklin received a prorated fee of $191,848 as a member of the Board from January 1, 2013 to December 16, 2013, $82,500 of which he received in the form of DSUs reflecting fees for his services from January 1, 2013 to September 30, 2013, with the remainder paid in cash. He received a prorated fee of $2,878 for his membership on the Audit Committee from January 1, 2013 to December 16, 2013, and a prorated fee of $14,388 for his role as Chairman of the Corporate Governance and Nominating Committee from January 1, 2013 to December 16, 2013. Mr. Franklin resigned from the Board on December 16, 2013.
(9)	Mr. Harvey received a fee of $15,000 for his role as Chairman of the Compensation Committee. On December 30, 2013, Mr. Harvey was appointed as the Lead Director of the Board of Directors.
(10)	Dr. Moyo received a fee of $3,000 for her membership on the Audit Committee.
(11)	Mr. Mulroney will retire from the Board at the Meeting. Mr. Mulroney is also Senior Advisor, Global Affairs of Barrick. Mr. Mulroney acts as an ambassador for Barrick and advances Barrick’s interests in various areas, including North America, South America, Africa and Asia. He is also Chairman of Barrick’s International Advisory Board. In 2013, Mr. Mulroney received an annual salary of Cdn $1,000,000, a bonus of Cdn $250,000, perquisites including a car lease (Cdn $24,114), payments to Cansult Communications for secretarial and other services ($25,990), and payments to personnel for work with Barrick’s International Advisory Board (Cdn $15,000) as disclosed under “All Other Compensation” in the table above. Mr. Mulroney’s 2013 bonus was awarded in recognition of his efforts to enhance Barrick’s relationships with heads of state, other senior officials and stakeholders in countries of critical importance to Barrick. He is eligible for reasonable reimbursable expenses and participation in Barrick’s stock option plan. Mr. Mulroney is also a senior partner of Norton Rose Fulbright Canada LLP, a law firm which from time to time provides legal services to Barrick.
(12)	Mr. Shapiro received a fee of $25,000 for his role as the Chairman of the Audit Committee.

The following table provides information for all stock options exercised by directors, other than Messrs. Peter Munk, Thornton and Sokalsky, during the year ended December 31, 2013. Messrs. Peter Munk and Sokalsky did not exercise stock options during 2013 and Mr. Thornton does not hold any options. For further information, see page 63.

Aggregate Option Exercises During Year Ended December 31, 2013

Name	Common Shares Acquired on Exercise	Aggregate Value Realized
Nil	Nil	Nil

The following table provides information for all stock option awards and unvested share-based awards outstanding as at December 31, 2013 for directors other than Messrs. Peter Munk, Thornton and Sokalsky, whose awards are disclosed in the table “Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards” on page 64. Options were previously granted to Mr. Birchall and Mr. Mulroney in their capacity as an officer and employee of Barrick, respectively.

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2013

	Option-Based Awards(1)				Share-Based Awards(2)

Name	Number of Securities Underlying Unexercised Options	Option Exercise Price(3)	Option Expiration Date	Value of Unexercised In-the-Money Options or Similar Instruments(4)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share Awards that have not Vested	Market Value of Share Awards that have Vested but not Paid Out(5)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Howard L. Beck	Nil				Nil		$878,997

William Birchall	200,000	$42.58	7/29/2015	Nil	Nil		$73,623

Donald J. Carty	Nil				Nil		$677,309

Gustavo Cisneros	Nil				Nil		$872,456

Robert M. Franklin	Nil				Nil		$370,389

J. Brett Harvey	Nil				Nil		$403,445

Dambisa Moyo	Nil				Nil		$184,621

Brian Mulroney	50,000	$32.30	2/11/2020	Nil	Nil		Nil

Anthony Munk	Nil				Nil		$674,171

Steven J. Shapiro	Nil				Nil		$441,332

(1)	The amounts shown in the table above for each of the directors as at December 31, 2013 include each stock option grant outstanding. Option awards vest in four equal installments beginning on the first anniversary of the date of grant.
(2)	Non-executive directors are also awarded DSUs, which vest immediately upon grant but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. See the “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2013” table below for information on the DSUs awarded to directors in 2013.
(3)	The exercise price is the closing price of our Common Shares on the New York Stock Exchange on the day immediately prior to the grant date, or if the grant date is during a period in which trading of Barrick securities by an option holder is restricted by Company policy, the exercise price is the greater of the closing price on the day immediately prior to the grant date and the closing price on the first business day after trading restrictions are lifted.
(4)	For options denominated in U.S. dollars, the closing share price used to value the options is based on the closing price of our Common Shares on the New York Stock Exchange as at December 31, 2013 ($17.63). A Nil value was attributed to Mr. Birchall’s 200,000 unexercised stock options and Mr. Mulroney’s 50,000 unexercised stock options as the exercise price is higher than the closing prices of our Common Shares on the New York Stock Exchange on December 31, 2013.
(5)	The amounts shown in column (h) are the value of the total number of DSUs held by each director as at December 31, 2013 based on the closing price of our Common Shares on the New York Stock Exchange on such date ($17.63).

The following table provides information for each of the directors (other than Messrs. Peter Munk, Thornton and Sokalsky whose awards are disclosed in the table “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2013” on page 65) on (1) the value that would have been realized if the options under option-based awards had been exercised on the vesting date, and (2) the value realized upon vesting of share-based awards during the year ended December 31, 2013.

Incentive Plan Awards – Value Vested or Earned

During the Year Ended December 31, 2013

Name	Option-Based Awards – Value During the Year On Vesting(1)	Share-Based Awards – Value During the Year on Vesting(2)	Non-Equity Incentive Plan Compensation – Payout During the Year
(a)	(b)	(c)	(d)

Howard L. Beck(3)	Nil	$220,289	Nil

William Birchall(4)	Nil	$2,054	Nil

Donald J. Carty(5)	Nil	$166,096	Nil

Gustavo Cisneros(6)	Nil	$220,107	Nil

Robert M. Franklin(7)	Nil	$91,293	Nil

J. Brett Harvey(8)	Nil	$118,927	Nil

Dambisa Moyo(9)	Nil	$112,823	Nil

Brian Mulroney	Nil	Nil	Nil

Anthony Munk(10)	Nil	$214,575	Nil

Steven J. Shapiro(11)	Nil	$119,984	Nil

(1)	No stock options vested during 2013. The value that would have been realized from options on vesting is determined by multiplying the portion of each option grant that vested on the vesting date by the difference between the closing price of our Common Shares on the New York Stock Exchange on the applicable vesting date and the corresponding exercise price of the option.
(2)	The figures shown represent all DSUs awarded and vested in 2013. In 2013, Messrs. Beck, Carty, Cisneros and Anthony Munk elected to receive 100% of the director retainer in DSUs, while Messrs. Franklin, Harvey and Shapiro and Dr. Moyo elected to receive the mandated portion of the Board retainer (55%) in DSUs. The value of DSUs that vested in 2013 is determined by multiplying the number of DSUs that vested by the closing price of our Common Shares on the New York Stock Exchange on the applicable date of vesting.
(3)	Mr. Beck’s share-based awards include 10,527 DSUs and 946 DSU dividend equivalents.
(4)	Mr. Birchall’s share-based awards include 94 DSU dividend equivalents.
(5)	Mr. Carty’s share-based awards include 7,613 DSUs and 752 DSU dividend equivalents.
(6)	Mr. Cisneros’ share-based awards include 10,527 DSUs and 938 DSU dividend equivalents.
(7)	Mr. Franklin’s share-based awards include 4,187 DSUs and 411 DSU dividend equivalents.
(8)	Mr. Harvey’s share-based awards include 5,790 DSUs and 417 DSU dividend equivalents.
(9)	Dr. Moyo’s share-based awards include 5,790 DSUs and 135 DSU dividend equivalents.
(10)	Mr. A. Munk’s share-based awards include 10,527 DSUs and 682 DSU dividend equivalents.
(11)	Mr. Shapiro’s share-based awards include 5,790 DSUs and 466 DSU dividend equivalents.

COMMITTEES OF THE BOARD

The Board has established five standing committees, all of which have a written mandate. Consistent with the requirements of the Canadian Guidelines and the NYSE Standards, all the members of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are independent directors.

Our committee mandates set out the composition requirements of each committee. Each committee mandate also provides a description of the role and responsibilities of the Chairman of the committee, which include:

•	providing leadership to the committee and presiding over committee meetings;

•	working with the Chairman of the Board, Chief Executive Officer and/or Secretary, as appropriate, to establish the frequency and agendas of committee meetings;

•	facilitating the flow of information to and from the committee and fostering an environment in which committee members may ask questions and express their viewpoints;

•	reporting to the Board with respect to the activities of the committee and any recommendations of the committee; and

•	leading the committee in annually reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate.

The committee mandates authorize each committee to, in its sole discretion, engage external advisors as necessary at the expense of Barrick. Since our last annual meeting, each committee has reviewed its mandate to ensure it reflects best practices and applicable regulatory requirements. All changes to committee mandates from time to time are approved by both the Corporate Governance and Nominating Committee and the Board.

The mandate for each of our committees is available at www.barrick.com/company/governance.

The following chart sets out the current members of the committees:

Committee	Members

Audit Committee	Steven Shapiro (Chair), Howard Beck, Dambisa Moyo

Compensation Committee	Brett Harvey (Chair), Gustavo Cisneros, Steven Shapiro

Corporate Governance and Nominating Committee	Gustavo Cisneros (Chair), Howard Beck, Dambisa Moyo

Corporate Responsibility Committee	William Birchall (Chair), Dambisa Moyo, John Thornton

Finance Committee	William Birchall (Chair), Howard Beck, Anthony Munk, Jamie Sokalsky

COMMITTEE RENEWAL

Committee membership rotates periodically. At least once per year, the Corporate Governance and Nominating Committee reviews the composition of committees and recommends committee members and chairs to the Board for approval.

In light of the Board renewal process outlined above under the heading “Our Corporate Governance Initiatives” at page 8 and, in particular, the availability of the four new directors to serve on committees, following the Meeting we intend to review the composition of each of the committees having regard to the competencies and skills of all of our directors and with a view to ensuring that our Corporate Responsibility Committee and Finance Committee are each comprised of a majority of independent directors. Each of our Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee will continue to be comprised entirely of independent directors.

AUDIT COMMITTEE

The Audit Committee supports the Board in fulfilling its oversight responsibilities regarding:

•	the integrity of the Company’s accounting and financial reporting, transparency and integrity of its financial statements and other related public disclosure;

•	the Company’s internal controls over financial reporting;

•	the Company’s compliance with applicable legal and regulatory requirements relevant to the financial statements and financial reporting;

•	the qualifications, independence and appointment of the external auditors; and

•	the performance of the internal audit function and the external auditors.

The mandate of the Audit Committee requires all members of the Committee to be independent. The Committee has direct communication channels with the Company’s internal and external auditors. The Committee holds regular in camera sessions following every regularly scheduled Committee meeting, during which it meets separately with each of management, the head of internal audit and the external auditors and separately as a committee.

Members of the Audit Committee(1)

Meeting Attendance
	Steven Shapiro (Chair) (2)	Independent	6 of 6
	Howard Beck	Independent	Not Applicable(3)
	Dambisa Moyo	Independent	5 of 6

(1)	All members of the Committee are financially literate and at least one member has accounting or related financial management expertise. Members of the Audit Committee may not serve on more than two public company audit committees, including Barrick, without Board approval. No member of the Audit Committee currently serves on the audit committee of more than two publicly-traded companies, including Barrick.

(2)	The Board has determined that Mr. S.J. Shapiro is an “audit committee financial expert” as defined by SEC rules. The rules adopted by the SEC indicate that the designation of Mr. Shapiro as an audit committee financial expert will not deem him to be an “expert” for any purpose or impose any duties, obligations or liability on Mr. Shapiro that are greater than those imposed on members of the Committee and Board who do not carry this designation. Other members of the Committee are also experienced audit committee members and may qualify as “audit committee financial experts”; however, the Board has only made the specific determination in respect of Mr. Shapiro.

(3)	Mr. H.L. Beck joined the Committee on December 30, 2013; however there were no meetings of the Committee in 2013 after this date. Mr. Beck will retire from the Board at the Meeting. Mr. D.J. Carty and Mr. R.M. Franklin ceased to be members of the Board and the Committee on December 16, 2013. Each of Mr. Carty and Mr. Franklin attended all six Committee meetings held in 2013.

Key Activities and Accomplishments for 2013

Financial Reporting

•      Reviewed and recommended for Board approval the Company’s quarterly and year-end financial statements prepared in accordance with International Financial Reporting Standards and related management’s discussion and analysis

Oversight of Control Functions

•      Monitored the Company’s internal control framework, the effectiveness of key controls, and the status of related corrective actions

•      Oversaw the Company’s enterprise risk management process, including changes to this process in 2013, and approved changes to the Audit Committee mandate to formally reflect this responsibility

•      Monitored the effectiveness of the internal audit function and reviewed and approved the internal audit plan and budget for the year

Audit Planning Report and Conduct of Audit

•      Approved the external auditors’ audit planning report and fees and oversaw the conduct of their audit, which included the auditors’ opinion on the effectiveness of the Company’s internal control over financial reporting

Administered Auditor Conflicts Policy

•      Oversaw the Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services which requires the pre-approval of services performed by our auditors. The Policy specifies the scope of services permitted to be performed by the auditors to ensure that the independence of the auditors is not compromised. All services provided by our auditors in 2013 were pre-approved by the Audit Committee pursuant to the Policy

Finance Organizational Structure

•      Evaluated reports on the organizational structure of our Finance group and approved changes to this structure to reflect and support the Company’s new operating model

Compliance and Regulatory Matters

•	Reviewed regular reports on compliance with our Code of Business Conduct and Ethics, Anti-Fraud Policy and Anti-Bribery and Anti-Corruption Policy and actions taken to monitor and enforce compliance

•	Approved changes to our Code of Business Conduct and Ethics to reflect the Company’s new operating model and the implementation of an Internet reporting component to our Compliance Hotline

•	Monitored correspondence with regulators and legal and regulatory developments relevant to financial reporting having an impact on the Company’s business and operations

For more information on the Audit Committee, please also refer to the section entitled “Audit Committee” in our Annual Information Form for the year ended December 31, 2013.

COMPENSATION COMMITTEE

The Compensation Committee designs and drives all aspects of Barrick’s compensation programs and practices. As the steward of our pay-for-performance philosophy, the Compensation Committee also establishes performance metrics which align executive compensation with the long-term interests of our shareholders. For further detail about the role and responsibilities of the Compensation Committee, see “Report on Executive Compensation – Compensation Governance and Oversight – Compensation Committee” beginning on page 40.

The mandate of the Compensation Committee requires all members of the Committee to be independent. No more than one-third of the Committee’s members may serve as chief executive officer of a publicly-traded entity. The Company’s Chief Executive Officer is not involved in decisions related to the appointment of Compensation Committee members.

Since March 2014, the Committee meetings are held as in camera sessions. Members of management may attend Committee meetings by invitation as determined by the members of the Committee. As provided in the Committee’s mandate, the Chair of the Committee must pre-approve any non-compensation services provided by any compensation consultants to the Company so as to ensure that the independence of such consultant is not compromised.

Members of the Compensation Committee

Meeting Attendance
Brett Harvey (Chair)	Independent	8 of 8
Gustavo Cisneros	Independent	8 of 8
Steven Shapiro	Independent	7 of 8

Key Activities and Accomplishments for 2013

Shareholder Engagement

•	Set the shareholder engagement strategy and considered implications of shareholder feedback on the proposed executive compensation program

•	The Chair of the Committee engaged with key shareholders following the 2013 say on pay advisory vote to solicit their views relating to our executive compensation approach

Amended Executive Compensation Program

•	Implemented design changes to the executive compensation program for 2013 and 2014 to increase alignment between executive compensation and the long-term interests of shareholders

Approved Executive Compensation

•	Evaluated the Towers Watson report on 2013 executive compensation trends to better understand our compensation competitiveness and the applicability of emerging compensation best practices for Barrick

•	Approved annual performance targets and payouts for our senior executives

•	Set a more performance-based long-term incentive compensation mix and 2013 grants for our senior executives

•	Determined and recommended to the independent directors for approval, the 2013 compensation for the Chairman, Co-Chairman, Chief Executive Officer and other executive directors

•	Evaluated 2013 performance and approved vesting and payouts of the December 2010 Performance Restricted Share Unit (PRSU) award (88.3% of target)

•	Established Barrick’s gold peer group and mining peer group

•	Working with the Co-Chairman, assisted with the design and implementation of Barrick’s 2014 executive compensation program to drive a high performance and ownership culture

•	Implemented the increased share ownership requirements for certain Barrick officers

•	Developed the 2013 Report on Director Compensation and Equity Ownership and Report on Executive Compensation

Governance and Compliance

•	Evaluated and ensured alignment between the proposed design of Barrick’s new Performance Granted Share Unit (PGSU) Plan and governance best practices as contemplated by ISS and Glass Lewis & Co.

•	Developed and recommended to the Board for approval, Barrick’s Clawback Policy

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance and Nominating Committee is charged with assisting the Board in fulfilling its oversight responsibilities to ensure that Barrick has an effective corporate governance regime. In furtherance of this role, the Corporate Governance and Nominating Committee monitors developments and emerging best practices in corporate governance as well as the overall effectiveness of Barrick’s corporate governance practices. The Corporate Governance and Nominating Committee is also responsible for Barrick’s adoption of the evolving corporate governance guidelines of the Canadian Securities Administrators and the New York Stock Exchange and for reviewing and approving our disclosure relating to such guidelines and standards. The Corporate Governance and Nominating Committee proposes enhancements to Barrick’s corporate governance guidelines, from time to time, as it did with the many corporate governance initiatives described under the heading “Our Corporate Governance Initiatives” on page 8 of the Circular. In addition, the Corporate Governance and Nominating Committee is responsible for identifying, recruiting and recommending nominees for election as directors, providing continuing education and development for directors, annually reviewing the composition of the Board and its committees and, working with the Lead Director, overseeing an annual assessment of the Board and its committees.

In March 2014, the mandate of the Corporate Governance and Nominating Committee was expanded to include assisting the Board with the ongoing review of Barrick’s senior leadership succession plan and conducting an annual performance evaluation of the Chairman.

The mandate of the Corporate Governance and Nominating Committee requires all members of the Committee to be independent. Since March 2014, the Committee meetings are held as in camera sessions. Members of management may attend Committee meetings by invitation as determined by the members of the Committee.

Members of the Corporate Governance and Nominating Committee

Meeting Attendance(1)
Gustavo Cisneros (Chair)	Independent	Not Applicable
Howard Beck	Independent	4 of 6
Dambisa Moyo	Independent	6 of 6

(1)	Mr. G.A. Cisneros joined the Committee on December 30, 2013. There were no meetings of the Committee in 2013 after Mr. Cisneros joined. Mr. R.M. Franklin ceased to be a member of the Board and the Committee on December 16, 2013; he attended each of the five Committee meetings held in 2013 while he was a member and the Chair of the Committee.

Key Activities and Accomplishments for 2013

Shareholder Engagement

•       The Chair of the Committee, together with the Lead Director, engaged with key shareholders following the 2013 say on pay advisory vote to solicit their views relating to our executive compensation approach and corporate governance practices

Board Renewal

•       Evaluated the composition, size, competencies and skills of the members of the Board and its committees

•       Managed the Board renewal process which identified four new independent director candidates to replace three retiring directors and increase the proportion of independent directors on the Board to two-thirds

•       Led a search for new director candidates with the assistance of other members of the Board and an external search firm and recommended nominees for election as directors at the Meeting

•       Recommended to the Board changes to the composition of the committees and a new Lead Director

•       Developed and recommended to the Board a new Lead Director position description (see “Our Corporate Governance Initiatives – Independence of Director Nominees – Lead Director” on page 9)

Advance Notice By-Law

•       Developed and recommended to the Board the adoption of the Advance Notice By-law which sets out advance notice requirements for director nominations and provides a mechanism through which shareholders are able to receive appropriate disclosure with respect to proposed director nominees prior to a shareholder meeting

Amended Corporate Governance Guidelines

Spearheaded a review of Barrick’s corporate governance guidelines to ensure that Barrick’s corporate governance guidelines and practices are consistent with the best practices advocated by applicable regulatory authorities as well as various of our institutional shareholders and others. Among other things, the changes implemented by the Board on the recommendation of the Corporate Governance and Nominating Committee include:

•       the adoption of a policy that from and after our 2014 annual meeting, at least two-thirds of our directors will be required to be independent for purposes of the applicable regulatory requirements

•       the adoption of a new requirement that following every Board meeting (including special meetings), the Board will hold an executive session during which only non-executive directors meet and a session in which only independent directors meet, with the Lead Director presiding at each such session

•       the adoption of a policy that, in addition to our Audit, Corporate Governance and Nominating and Compensation Committees being comprised entirely of independent directors, from and after our 2014 annual meeting, all other committees of the Board will be required to be comprised of a majority of independent directors

•       the adoption of an enhanced continuing education program for our directors as described in more detail under “Other New Corporate Governance Initiatives – Board Education” on page 10 of the Circular

•       the adoption of new mandates for the Corporate Governance and Nominating Committee and Compensation Committee to enhance those mandates and ensure that all meetings of each committee are held as in camera sessions. Members of management may attend these meeting by invitation as determined by the members of each committee

•       the implementation of guidelines limiting the number of board interlocks that can exist at any time to two

Director Evaluation Process • Together with the Lead Director, oversaw the annual director evaluation process and reviewed the overall results

CORPORATE RESPONSIBILITY COMMITTEE

The Corporate Responsibility Committee has been established to:

•	oversee our policies, programs, and performance relating to the environment, safety and health, corporate social responsibility (including sustainable development, community relations and security matters), and human rights; and

•	make recommendations to the Board, where appropriate, on significant matters relating to the environment, health and safety, corporate social responsibility, and human rights.

The mandate of the Committee provides that at least one member of the Committee must be an independent director. The fact that a majority of the members are non-independent directors is balanced by the fact that the key recommendations of the Committee are considered by the full Board. The Committee holds in camera sessions following certain scheduled Committee meetings, during which it meets in the absence of management. As noted above under the heading “Committee Renewal” on page 24, following the Meeting the Company intends to review the composition of the Committee to ensure that the Committee is comprised of a majority of independent directors.

Members of the Corporate Responsibility Committee

	William Birchall (Chair)	Non-Independent	Meeting Attendance 4 of 4
	Dambisa Moyo	Independent	4 of 4
	John Thornton	Non-Independent	4 of 4

Key Activities and Accomplishments for 2013

Oversight of CHESS Matters

•	Continued to monitor the organizational structures of the community, health, environment, safety and security (CHESS) functions and reviewed changes to reflect and support the Company’s new operating model

•	Evaluated regular reports on key performance indicators for our CHESS functions

•	Monitored the CHESS assurance process relating to compliance with applicable regulatory requirements

Human Rights Program

•	Oversaw the continued implementation of the Company’s global human rights program

•	Approved amendments to the Committee’s mandate to, among other things, add the oversight of human rights matters as a formal responsibility of the Committee

Corporate Social Responsibility

•	Evaluated new global Community Relations Standard

FINANCE COMMITTEE

The Finance Committee assists the Board with monitoring and evaluating the financial structure, and investment and financial risk management programs of the Company, and to make recommendations to the Board on such matters.

The mandate of the Committee provides that at least one member of the Committee must be an independent director. The fact that a majority of the members are non-independent directors is balanced by the fact that the key recommendations of the Committee are considered by the full Board. The Committee holds in camera sessions following certain scheduled Committee meetings, during which it meets in the absence of management. As noted above under the heading “Committee Renewal” on page 24, following the Meeting the Company intends to review the composition of the Committee to ensure that the Committee is comprised of a majority of independent directors.

Members of the Finance Committee

Meeting Attendance(1)
William Birchall (Chair)	Non-Independent	5 of 5
Howard Beck	Independent	5 of 5
Anthony Munk	Non-Independent	5 of 5
Jamie Sokalsky	Non-Independent	2 of 2

(1)	Mr. J.C. Sokalsky joined the Committee on July 31, 2013 and attended the two meetings of the Committee held subsequently in 2013.

Key Activities and Accomplishments for 2013

Liquidity Management

•	Reviewed and assessed reports on our financial plan to ensure its adequacy and soundness in relation to our operational and capital plans

•	Evaluated management’s actions to improve the operations and business of the Company in an environment of lower gold prices

•	Assessed the Company’s equity and debt structure and assisted the Board in overseeing the Company’s sale of $3 billion of debt securities in April 2013 and its $3 billion equity offering and repurchase and redemption of approximately $1.5 billion in outstanding bonds in November 2013 to strengthen the Company’s balance sheet and improve its financial flexibility

Financial Risk Management

•	Provided oversight of the Company’s significant commodity, currency and interest rate hedging programs

Dividend

•	Evaluated and made recommendations to the Board concerning the Company’s dividend policy

REPORT ON EXECUTIVE COMPENSATION

This section describes our compensation philosophy, policies and programs and provides the details on the compensation of our named executive officers. This section also describes the new compensation initiatives being implemented for 2014. The main items can be found in the following order:

LETTER TO SHAREHOLDERS

To Our Fellow Shareholders,

In early 2013, the Board of Directors initiated a comprehensive review of Barrick’s approach to executive compensation. We set out with one objective in mind: to develop a system that fundamentally aligns executive compensation with the long-term interests of our shareholders.

Over the course of the year, members of the Compensation Committee sought out the opinions of a large number of shareholders to better understand their perspectives and to incorporate their thinking in our work.

On behalf of the Compensation Committee and the Board, I am pleased to present the details of our new executive compensation program taking effect in 2014. We believe our innovative approach is the most shareholder-friendly, long-term incentive program of any Canadian company today and among our global mining peers.

Put simply, our management team will now be owners. Our executives will be assessed on their collective performance, as measured against a transparent scorecard disclosed to shareholders in advance. A significant majority of the compensation we award will now be tied directly to long-term performance. Executives will be compensated in company shares which cannot be sold until retirement. This represents a radical departure from Barrick’s existing compensation framework.

Our new compensation program will also promote sound risk-management and governance best-practices, while ensuring that Barrick can continue to attract and motivate high-caliber executives.

Core components of the 2014 program:

•	Executives will be graded collectively every year on criteria set out in a long-term performance scorecard that will remain constant over time. The performance scorecard is defined by the Compensation Committee, approved by the Board and disclosed to shareholders in advance;
•	Based on the collective grade achieved, executives will be compensated through the Performance Granted Share Unit (PGSU) Plan, which will deliver long-term compensation in the form of common shares that cannot be sold. This plan includes the following features:
¡	the size of the PGSU award is based on Company performance over the prior year, so the value of the award is known and fixed at the time of grant;
¡	Barrick shares will be purchased on the open market, resulting in no dilution to shareholders; and
¡	the purchased Barrick shares are held on behalf of the executive by a third party agent and cannot be sold until the executive retires or leaves the Company, resulting in long-term alignment of executive and shareholder interests.
•	If earned, a smaller portion of total compensation will be awarded in the form of an annual bonus. Annual bonuses will be determined by the Compensation Committee based on its assessment of each executive’s individual performance in achieving short-term operating priorities and specific initiatives that fall within the executive’s sphere of accountability.

Transition Measures for 2013

Over the course of 2013, the Compensation Committee set out to design and implement a robust program that aligns executive compensation with the long-term interests of our shareholders. As part of this process, we actively consulted with a significant number of our shareholders in order to ensure that their views were reflected in our approach going forward.

Pending implementation of the new program in 2014, we proceeded with several changes to begin the transition to our new system and to align 2013 compensation decisions with our new approach.

To demonstrate our commitment to the principle of pay-for-performance, the Compensation Committee exercised significant negative discretion, reflecting the Board’s judgment that compensation levels implied by the application of our 2013 scorecard did not align with our shareholders’ experience in 2013. In doing so, the Committee took the following action:

•	Reduced annual bonuses for management executives by more than 50%, well below the levels implied by our 2013 scorecard; and
•	Froze base salaries for management executives for 2014.

In addition, the following changes were introduced in 2013:

•	In order to bring 2013 compensation more in line with our new approach, the Compensation Committee significantly increased the percentage of long-term incentive awards tied to company performance to 75% for management executives;
•	Increased the Restricted Share Unit vesting period to ensure that all long-term incentive awards are now subject to a vesting period of three years;

•	Implemented a Clawback Policy for incentive compensation that goes beyond the yet-to-be implemented provisions of the U.S. Dodd-Frank Act; and
•	Eliminated the granting of stock options to emphasize long-term performance.

Conclusion

The Compensation Committee and the Board believe our innovative new executive compensation policies and programs are prudent and aligned with our commitment to pay-for-performance. While Barrick continued to take meaningful steps in 2013 to stabilize its financial position and create a foundation for recovery, the Board reduced total compensation to our executives in recognition of lower-than-anticipated shareholder returns. The Board’s decision to freeze base salaries, significantly reduce incentive payments, and increase the weighting of performance-based long-term incentives recognizes the company’s disappointing performance, as well as the prevailing business climate in our industry. It also reflects the feedback received from our shareholders and better aligns our executive pay with the experience of shareholders in 2013.

Starting this year, our 2014 state-of-the-art compensation program will create a management team of owners, ensuring our executives are single-mindedly dedicated to achieving the best outcomes for Barrick and its shareholders over the long term.

We are committed to maintaining executive compensation programs that motivate Barrick’s talented and loyal employees to create long-term value.

Sincerely,

J.B. Harvey

Lead Director and

Chair of the Compensation Committee,

On behalf of the Barrick Board of Directors and the Compensation Committee

2014 EXECUTIVE COMPENSATION PROGRAM

2014 EXECUTIVE COMPENSATION PROGRAM DESIGN

The cornerstone of our 2014 executive compensation program is the innovative 2014 PGSU Plan. The PGSU Plan will assess participating executives (defined below) based on a collective scorecard and will award long-term compensation in units that are ultimately converted into Common Shares following a three year vesting period. These shares cannot be sold until a participating executive retires or leaves the Company, fully aligning the long-term interests of executives and shareholders. The term “participating executives” in this Circular refers to the nine executive officers who make up Barrick’s senior leadership team, but excludes the Chairman (the current Co-Chairman) and Vice Chairman, who are not part of management. In the future, the Company intends to extend the 2014 executive compensation program deeper into the organization.

A significant majority of the compensation we award to participating executives, if earned, will be collectively determined and long-term in nature. A smaller portion, if earned, will be awarded in annual bonuses tied to individual performance objectives that are aligned with the Company’s core short-term operational priorities. See “2014 Annual Performance Incentive Plan”, beginning on page 38 for more details.

All performance measures for participating executives will be set by the Compensation Committee and disclosed in advance to shareholders, ensuring full transparency of our compensation practices. You can review our “2014 Long-Term Company Scorecard” on page 37, and “2014 Short-Term Executive Scorecard” on page 39. Participating executives will be assessed on these criteria every year and their scores will be published at the end of the year.

In light of the unique strategic requirements and dynamic nature of the role, the Compensation Committee will apply a distinct qualitative assessment to determine appropriate compensation for the Chairman. In consultation with the Board, the Chairman of the Compensation Committee has defined a series of specific and concrete initiatives that fall within the Chairman’s area of responsibility. These initiatives are defined at the beginning of the year and disclosed to shareholders. Initiatives for 2014 include: working with the Board and the Chief Executive Officer to develop strategic alternatives for the future growth of the Company; driving the overall execution of the Company’s strategic initiatives and transformational strategy in conjunction with the Chief Executive Officer and the Company’s other senior executives; developing and maintaining distinct relationships with governments and other core stakeholders; providing strategic leadership to management to drive operational excellence; revamping Board oversight of the Company’s talent management systems; revamping Board oversight of the Company’s risk management systems; and revamping Board oversight of processes related to operational excellence.

The Board may also request the Chairman’s direct involvement in significant and consequential matters on a periodic basis throughout the year as needs arise. In 2013, for example, the Board asked Mr. Thornton to negotiate the resolution of the Pueblo Viejo special lease agreement with the government of the Dominican Republic and to manage discussions with the governments of Argentina and Chile relating to the suspension of the Pascua-Lama project.

At the end of each year, the Chairman’s performance in achieving these objectives will be evaluated by the Corporate Governance and Nominating Committee whose assessment will be used by the Compensation Committee to set the Chairman’s compensation. The philosophy and principles used to determine the Chairman’s compensation will be entirely consistent with the pay-for-performance principles applied to the management team. The Chairman’s compensation will be heavily weighted to long-term incentives in the form of cash to purchase Common Shares on the open market, which cannot be sold until the later of (a) three years from the date of purchase and (b) the date the Chairman retires or leaves the Company. The Chairman will also receive a salary, and may be awarded annual incentives based on performance, at the discretion of the Compensation Committee and the independent members of the Board. William Birchall, the Vice Chairman, will continue to receive a salary, perquisites and benefits available to all employees but will not receive any additional awards under the 2014 plans.

Overall, our 2014 executive compensation program represents a dramatic shift from the past, underscored by two key elements: significant executive share ownership to ensure the long-term interests of executives and shareholders are aligned and true pay-for-performance principles.

2014 PERFORMANCE GRANTED SHARE UNIT PLAN

Performance measures, along with the weightings and ranges for these measures, are set out in a long-term scorecard established by the Compensation Committee and disclosed to shareholders at the beginning of each year. At the end of the year, the Compensation Committee evaluates performance of participating executives using this scorecard and assigns a collective grade that results in a performance factor of between 0% and 100%. Annual PGSU Plan awards for each individual are determined based on a multiple ranging from one to six times base salary (depending on position and level of responsibility) multiplied by the performance factor derived using the scorecard.

The number of PGSUs granted to a plan participant is determined by dividing the dollar value of the award by the closing price of our Common Shares on the day prior to grant. After a three-year vesting period, PGSUs are converted into Common Shares through the purchase by the participant of shares on the open market. These shares cannot be sold until the participating executive retires or leaves the Company.

PGSU LIFE CYCLE FROM GRANT TO PAYOUT

From 2014 onwards, our participating executives will receive 100% of their long-term incentives in PGSUs. The first PGSU grant will be awarded in February 2015, for the 2014 performance year. The following diagram illustrates the life cycle of a PGSU award, from grant to payout following termination of employment. The key characteristics of the 2014 Performance Granted Share Unit Plan are included in Schedule D to our Circular.

Long-Term Company Scorecard	Performance Evaluation	PGSUs Vest, Common Shares Purchased in the Market	Restrictions Lapse

Performance is tracked throughout the year using our long-term scorecard (see page 37). This scorecard measures achievement of our strategic priorities using quantitative and qualitative measures that will be evaluated with 0-100% ranges.	The Compensation Committee evaluates performance of participating executives using our long-term scorecard and assigns a collective grade of 0% to 100%. Following this assessment, annual PGSU Plan awards are determined based on a multiple ranging from one to six times base salary, depending on position and level of responsibility.	PGSUs (initial grant plus dividends accrued) vest at the end of the 3-year period. The net of tax proceeds are then used by a third party administrative agent to purchase our Common Shares on the open market on behalf of the participant.	Common Shares cannot be sold until a participant retires or leaves the Company (or up to two years longer if the participant leaves to join a competitor). See Schedule D to our Circular for more details.

PERFORMANCE GRANTING BASED ON OUR LONG-TERM SCORECARD

The Compensation Committee has developed a long-term scorecard that evaluates participating executives based on a set of performance measures that we believe are enduring and will drive long-term shareholder value. Participating executives will be evaluated and graded based on these performance measures every year. The performance measures themselves will remain constant.

2014 LONG-TERM COMPANY SCORECARD

The long-term company scorecard set out below includes the Company performance measures and weightings that will be used by the Compensation Committee to determine the 2014 PGSU grants. These performance measures will remain constant over time and will not be adjusted for fluctuations in metal prices. The Compensation Committee may, however, periodically review and adjust the ranges and weightings attached to each performance measure as progress is achieved, incorporating further improvements based on experience over time. The Compensation Committee will also review the scorecard in consultation with shareholders within three years, to ensure the system is driving improved shareholder value as designed.

Financial Metrics	Long-Term Performance Basis	Weighting	Non-Financial Metrics	Long-Term Performance Basis	Weighting
Return on Invested Capital	10% – 15%	20%	Strategic Execution(5)	Judgment	15%
Dividends to Shareholders(1)	25% – 35%	10%	Reputation and License to Operate(6)	Judgment	15%
Free Cash Flow(2)	Positive Free Cash Flow	10%	People Development(7)	Judgment	10%
Strong Capital Structure(3)	Material improvements to balance sheet progressing towards A grade credit rating	10%
Capital Project Performance(4)	Final Investment Decision Budget	10%

(1)	Dividends to Shareholders based on annual dividend payout ratio (defined as a percentage of after-tax profit). Achievement will be based on the size of the dividend, while taking into account alternative uses of cash (e.g. acquisitions, share buybacks, etc.) to ensure that there is a focus on delivering excess returns.

(2)	Free Cash Flow is a non-GAAP financial measure. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s Financial Report 2013 for details on how Barrick uses Free Cash Flow and a reconciliation of this measure to the most directly comparable IFRS measure.

(3)	Strong Capital Structure will be determined based on Barrick’s investment grade rating as determined by major debt rating agencies.

(4)	Capital Projects Performance will be determined based on delivery of approved projects at planned cost and schedule. The assessment will be quantitative and qualitative because projects often span several years and it is important to evaluate schedule plus quality in addition to cost. The assessment will be based on whether we meet overall capital budget targets for the year ($2.4 – $2.7 billion in 2014), our adherence to plan by spending capital dollars at the level approved for each individual project, our realization of value for capital dollars spent through earned value analysis, and our ability to bring projects to completion within targeted timeframe, operational parameters, and operating cost.

(5)	Successful strategy execution will be qualitatively assessed based on considerations including economic reserve additions, portfolio optimization, partnership development, commodity mix, and cash flow.

(6)	Reputation and License to Operate will be qualitatively assessed based on considerations including our overall compliance record, independent assessments of our corporate social responsibility related performance (e.g. International Council on Metals and Mining Assurance review, Dow Jones Sustainability Index listing), success in building and maintaining strong relationships with core stakeholders, and the quality of license to operate risk assessments.

(7)	Quality of people development will be qualitatively assessed based on considerations including the ability to attract top performers, the retention rate for A-rated performers in the organization, succession readiness for top roles and internal promotion rate to top roles.

2014 ANNUAL PERFORMANCE INCENTIVE PLAN

As part of our new compensation approach, a smaller portion of executive compensation will be delivered in the form of short-term cash incentives to participating executives based on the achievement of (a) short-term operating priorities that fall within the sphere of accountability of the particular participating executive, and (b) annual initiatives that are specific to each participating executive. The amount awarded under this plan is determined by the participating executive’s job level. For example, in 2014, the Chief Executive Officer’s annual performance incentive awards will fall between 0% to 300% of base salary, depending on the assessment of his performance by the Compensation Committee. The 2014 Annual Performance Incentive Plan will replace the existing annual performance incentive plan for all of the Company’s participating executives.

ANNUAL PERFORMANCE INCENTIVE PAYOUT DETERMINATION PROCESS

To determine annual performance incentive payouts, an individual performance scorecard will be developed for each participating executive at the beginning of the year. The scorecard sets out each participating executive’s accountabilities in achieving the Company’s short-term operating priorities as well as the executive’s individual annual initiatives. Performance scorecard objectives will not be adjusted for fluctuations in metal prices. A conceptual breakdown is illustrated below.

Short-Term Executive Scorecard	Weightings for short-term operating priorities (financial and non-financial) are assigned to each participating executive based on their functional responsibility. Performance will be evaluated against specific quantitative targets set at the beginning of the year or that are otherwise determined based on qualitative guidance obtained from the Board at the beginning of the year. See page 39 for the “2014 Short-Term Executive Scorecard”.	Payouts are determined based on the weighted sum of each performance component at the end of each year. Payouts will be made in cash.
Individual Annual Initiatives	Annual initiatives are developed for each role to support implementation of our strategic objectives. Individual performance is based on the successful completion of objectives and will be evaluated holistically. Weighting on individual performance varies by role.

Payouts under the 2014 Annual Performance Incentive Plan are based on (a) a multiple of no more than 300% of base salary depending on position, and (b) a performance weighting determined using the participating executive’s short-term performance scorecard. Payouts are calculated as follows:

Base Salary	x	Annual Performance Incentive Maximum (0% to 300% depending on role)	x	Performance Weighting Determined Using the Short-Term Executive Scorecard (0% to 100%)

2014 SHORT-TERM EXECUTIVE SCORECARD

The scorecard below summarizes the role accountabilities and short-term priorities attributable to our Chief Executive Officer, Chief Operating Officer, Senior Executive Vice President and Chief Financial Officer for 2014. This scorecard will be disclosed to shareholders at the beginning of each year and individual executive performance will be disclosed at the end of the year.

	Short-Term Priorities	CEO	COO	SEVP	CFO
Adjusted EBITDA(1)	Deliver to Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) target based on planned costs and production targets	✓	✓	✓	✓

Free Cash Flow(2)	Deliver planned cash flow	✓	✓	✓	✓

Costs	Achieve cost targets across portfolio of mines		✓		✓
Production	Achieve production targets based on annual and short-term mine plans and operational improvement targets		✓
Growth Through Resource and Reserve Additions	Grow proven and probable reserves and resources organically through additional exploration and development activities or through acquisitions	✓	✓
Project Cost and Schedule	Deliver on capital budget and schedule commitments for all projects	✓	✓		✓
Portfolio Management	Evolve the portfolio of assets in line with the annual strategic plan, which could include sales of non-core assets, acquisitions, partnerships, and building a pipeline of opportunities	✓			✓
License to Operate

Maintain and enhance license to operate by delivering on core activities and outcomes:

a)    Health and Safety

Maintain safe working environment

b)    Environment

Maintain strong environmental record by limiting number of incidents that breach applicable external requirements and internal standards

c)    Government and Community

Maintain and enhance license to operate by resolving specific issues in host jurisdictions, maintaining awareness of near term risks to our ability to operate, securing permits and ensuring Barrick’s local contributions are understood

d)    Risk Management and Compliance

Maintain high standards of regulatory compliance through building broad awareness of requirements and ensuring adherence to them

		✓	✓	✓	✓
People Development	Maintain the health of the organization by rigorously executing people development programs	✓	✓	✓	✓
Annual Initiatives	Developed on an annual basis for each participating executive to deliver on specific initiatives to improve performance in individual areas of accountability	✓	✓	✓	✓
(1)	Adjusted EBITDA is a non-GAAP financial measure. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s Financial Report 2013 for details on how Barrick uses Adjusted EBITDA and a reconciliation of this measure to the most directly comparable IFRS measure.

(2)	Free Cash Flow is a non-GAAP financial measure. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s Financial Report 2013 for details on how Barrick uses free cash flow and a reconciliation of this measure to the most directly comparable IFRS measure.

INDIVIDUAL ANNUAL INITIATIVES

Core initiatives are developed on an annual basis for each participating executive with a view to furthering Barrick’s corporate objectives. Success is evaluated qualitatively and quantitatively based on the participating executive’s success in achieving the objectives established at the beginning of the year. The breakdown between qualitative and quantitative measures will vary among participating executives, depending on the nature of their individual initiatives.

2014 ENHANCED EXECUTIVE SHARE OWNERSHIP REQUIREMENTS

As part of Barrick’s new compensation approach, assuming strong performance over time, executives will own a significant number of Common Shares, eventually making requirements for share ownership unnecessary. Our entire system is based on the principle that our participating executives are owners, aligning the long-term interests of executives and shareholders. To demonstrate further our commitment to this principle, in February 2014, the Compensation Committee approved increased share ownership requirements for the President and Chief Executive Officer, all Executive Vice Presidents, Senior Vice Presidents and Vice Presidents. Our new minimum share ownership requirement of 10 times base salary for the Chief Executive Officer is the highest among Canadian public companies. These new share ownership requirements will be effective for 2014 and participating executives will have five years from the date of the first award under the PGSU Plan (February 2020) to meet the new share ownership requirements. Because participating executives will earn the majority of their compensation in the form of units that are ultimately converted into Common Shares, ownership requirements should be met assuming strong performance.

Participating executives subject to the enhanced share ownership requirements will be evaluated against such requirements beginning on December 31, 2014. The enhanced share ownership requirements are set out below:

Minimum Share Ownership Value(1) as Multiple of Base Salary

President and Chief Executive Officer	10x Salary

Executive Vice Presidents	5x Salary

Vice Presidents and Senior Vice Presidents	1x to 2.5x Salary

(1)	Includes (a) Unvested RSUs, as described under the heading “2013 Executive Compensation Elements – Long-Term Incentive Components in Detail – Restricted Share Units (RSUs)”; (b) Unvested PGSUs, as described under the heading “2014 Executive Compensation Program – 2014 Performance Granted Share Unit Plan”; (c) Common Shares purchased in the open market; (d) Common Shares acquired and held by exercising stock options previously granted under Barrick’s stock option plan; (e) Common Shares purchased through Barrick’s Employee Share Purchase Plan; and (f) Shares held in trust and Restricted Shares associated with the 2014 PGSU Plan that are held through retirement or termination by the third party administrative agent. In-the-money stock option grants and PRSUs do not count towards the share ownership requirement.

COMPENSATION GOVERNANCE AND OVERSIGHT

BARRICK’S COMPENSATION GOVERNANCE PROCESS

The Compensation Committee is responsible for designing and driving Barrick’s compensation policies and plans, as approved by the Board of Directors. The Compensation Committee bases its recommendations on its assessment of the Company’s long and short term scorecards, as well as on the performance of each individual executive and the performance of the Company.

The Compensation Committee seeks input from the Chief Executive Officer with respect to the compensation of his direct reports. The Compensation Committee will also seek input from the Senior Vice President of Human Resources.

The Board is responsible for the oversight of Barrick’s executive compensation principles, practices and programs and approves major compensation programs on the recommendation of the Compensation Committee. The independent directors of the Board approve the compensation of the Chairman, the Co-Chairman, the Vice Chairman and the Chief Executive Officer based on recommendations of the Compensation Committee. The Board also approves director compensation programs.

COMPENSATION COMMITTEE

COMPOSITION AND ROLE

The members of the Compensation Committee are J.B. Harvey (Chairman), G.A. Cisneros, and S.J. Shapiro. None of the Compensation Committee members is an officer or employee of Barrick or its subsidiaries, and each member of the Committee meets the Board’s independence standards derived from the corporate governance guidelines established by the NYSE Standards and National Instrument 58-101 – Disclosure of Corporate Governance Practices (National Instrument 58-101).

Collectively, the Compensation Committee members have extensive compensation-related experience in the natural resources and energy sectors as senior executives (past and present) and members of the board of directors and committees of other public and private corporations. Mr. Harvey, the Chairman of the Compensation Committee, is currently the Chief Executive Officer of CONSOL Energy Inc. and as such draws from his management experience to provide relevant compensation and governance-related insights. Mr. Harvey also serves on the board of a number of energy industry associations as chairman or director. Mr. Shapiro was the Chairman of the Compensation Committee of El Paso Corporation. Mr. Shapiro also has extensive experience from his former executive roles at Burlington Resources Inc. and Vastar Resources Inc. As well, Mr. Shapiro is the Chairman of Barrick’s Audit Committee, which assists in consideration of issues that are relevant to both committee mandates. Mr. Cisneros has extensive experience as the owner and chairman of a large privately-held company. The Board is confident that the Compensation Committee collectively has the knowledge, experience and background to carry out the Committee’s mandate effectively and to make executive compensation decisions in the best interests of the Company and its shareholders.

The Compensation Committee designs and drives all aspects of Barrick’s compensation programs. Specifically, the Compensation Committee:

•	Develops performance measures and scorecards for Barrick’s long-term and short-term executive compensation programs;

•	Evaluates performance of participating executives collectively using the company’s long-term scorecard at the end of each year;

•	Evaluates the individual performance of participating executives using the company’s short-term scorecard at the end of each year;

•	Sets annual compensation for all participating executives other than the Chief Executive Officer;

•	Provides recommendations to the Board regarding Chairman, Co-Chairman, Vice Chairman and Chief Executive Officer compensation;

•	Considers the implications of the risks associated with the Company’s executive compensation programs and practices; and

•	Reviews the remuneration of the directors from time to time to ensure that it properly reflects the responsibilities associated with being an effective director.

For a description of the key activities and accomplishments of the Compensation Committee in 2013, see the discussion under “Committees of the Board — Compensation Committee” beginning on page 27.

INDEPENDENT COMPENSATION CONSULTANT

In carrying out its mandate, the Compensation Committee is also supported by advice from its independent compensation advisor, Towers Watson & Co. (Towers Watson). Towers Watson assists the Compensation Committee in assessing the appropriateness of compensation recommendations and proposals put forward as part of the compensation decision-making process. Towers Watson was first engaged as Barrick’s independent compensation consultant in 2010.

The Compensation Committee has reviewed Towers Watson’s report on independence as contemplated by the NYSE Standards and is satisfied that safeguards are in place to ensure the soundness and objectivity of its consulting advice.

COMPENSATION CONSULTANT FEES

The chart below summarizes the fees paid to Towers Watson in 2012 and 2013 for services provided to the Compensation Committee and Barrick management. The Compensation Committee reviews and approves all fees and terms of consulting services provided by Towers Watson that are mandated by the Compensation Committee or commissioned by management. Beginning in 2014, Barrick intends to reduce significantly the consulting services provided by Towers Watson on behalf of management.

	2013(1)		2012(1)
Towers Watson & Co.		% of Total		% of Total
Executive Compensation-Related Fees for services provided to Compensation Committee	$390,048	41%	$468,657	38%
Other Fees for services provided to management(2,3)	$561,241	59%	$775,930	62%
Total Fees	$951,289	100%	$1,244,587	100%
(1)	Consulting fees were paid in Canadian dollars in 2012 and 2013. The rate of exchange used to convert Canadian dollars to U.S. is the annual average exchange rate reported by the Bank of Canada for the relevant year (2012 – 0.9996, 2013 – 1.0299).

(2)	Executive compensation services provided by Towers Watson to Barrick management in 2012 included:

-	Market compensation data for positions outside of the Compensation Committee’s mandate

-	Consulting, actuarial and reporting services to support the unwinding of Barrick’s U.S. legacy defined benefit pension plan

-	Ongoing consulting services to assist with the administration and communication of Barrick’s U.S. health and welfare benefits plan, a broad-based plan that is available to all employees in the U.S.

(3)	Executive compensation services provided by Towers Watson to Barrick management in 2013 included:

-	Market compensation data for positions outside of the Compensation Committee’s mandate

-	Continuing scope of work from the 2012 U.S. pension and health benefits projects

-	Involvement with a one-time project relating to the new employer-sponsored health coverage requirements under the U.S. Health Care Reform Act. This required significant design and implementation of a new broad-based plan that is generally available to all employees in the United States.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Discussion and Analysis describes our compensation policies and practices for our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers. These individuals are referred to in this Compensation Discussion and Analysis as the “Named Executive Officers” and are as follows:

Peter Munk	Chairman
John L. Thornton	Co-Chairman
Jamie C. Sokalsky	President and Chief Executive Officer
Kelvin P.M. Dushnisky	Senior Executive Vice President
Ammar Al-Joundi	Executive Vice President and Chief Financial Officer

For purposes of this Circular, we refer to our Chief Executive Officer, Chief Financial Officer and Senior Executive Vice President as the “participating NEOs”.

COMPENSATION OBJECTIVES AND PHILOSOPHY

Our executive compensation is based on a pay-for-performance philosophy, the overall goal of which is to maximize long-term shareholder value and deliver sustainable returns by:

•	Aligning the interests of executives with the long-term interests of shareholders.
•	Linking executive compensation to the performance of both the Company and the individual.
•	Emphasizing variable compensation to reinforce pay-for-performance through the achievement of key business imperatives and execution of strategy.
•	Reinforcing the core elements of the Company’s strategy and aligning the executive team with that strategy.
•	Compensating executives at a level that appropriately considers the Company’s risk profile and in a manner that ensures Barrick is capable of attracting, motivating and retaining exceptional talent.

We believe our new 2014 compensation approach discussed above under the heading “2014 Executive Compensation Program” features the most shareholder-friendly long-term compensation program of any Canadian company today. Our system is based on the simple principle that management should be owners, aligning the long-term interests of executives and our shareholders. All awards will be granted based on performance. Our participating executives will be graded against a transparent scorecard developed by our Compensation Committee and disclosed to shareholders in advance. A majority of the compensation we award to participating executives will be long-term in nature, in units that ultimately convert into Common Shares after a three-year vesting period. These Common Shares cannot be sold until a participating executive retires or leaves the Company.

This program is new for 2014. To the extent possible, we took steps to transition our 2013 plan and align it with this philosophy. Our 2013 variable compensation programs targeted strategic objectives tied to financial, operational and corporate social responsibility performance over short- and long-term periods. Our 2013 long-term incentive plan encouraged participating NEOs to focus on financial metrics including EBITDA and free cash flow to promote long-term growth in total shareholder returns that matches or exceeds our gold mining peers. Our 2013 annual performance incentive program encouraged our participating NEOs to deliver on short-term targets designed and weighted based on Barrick’s short-term operating priorities for the year.

To achieve our objectives, we targeted total direct compensation for participating NEOs between the median to 75th percentile of compensation paid within the competitive market for similar positions. We also provided retirement plan benefits, as well as other benefits and perquisites to promote the hiring and retention of qualified executives.

COMPENSATION RISK MANAGEMENT

Risk is an inherent component of our business; therefore prudent risk management is essential to deliver on our strategic objectives. As part of our overall risk management efforts, the Compensation Committee evaluates our compensation practices to ensure they do not encourage our executives to take undue risk on behalf of the Company for personal financial gain.

2014 COMPENSATION RISK ASSESSMENT AND MITIGATING FEATURES

The Compensation Committee retained Towers Watson to conduct a comprehensive compensation risk assessment to ensure that the 2014 executive compensation programs would not encourage excessive risk taking. This assessment did not identify any significant risks that are likely to have a material adverse effect on Barrick. We will continue to monitor and evaluate our compensation programs to ensure that compensation risks, if any, are adequately mitigated.

The key risk-mitigating features of our 2014 executive compensation programs, policies and processes are as follows:

Structure of PGSU Plan

By providing a significant portion of compensation in the form of units that are ultimately converted into Common Shares through the PGSU Plan, the long-term interests of participating executives and shareholders are fully aligned. The significant portion of compensation allocated to this long-term incentive ensures that executives focus on sustainable value creation. Because the short-term cash incentives are small relative to the anticipated long-term Common Share holdings under the PGSU Plan, an executive is not motivated to take undue short-term risk because the short-term reward would not offset the negative impact on the share ownership component of compensation.

Market Leading Share Ownership Requirements

While our PGSU Plan should enable our participating executives to meet their respective share ownership requirements subject to performance, we have established market-leading minimum share ownership levels set as a multiple of base salary for our Chairman, Chief Executive Officer, Executive Vice Presidents, Senior Vice Presidents and all other Vice Presidents. Share ownership aligns executives’ interests with those of shareholders.

Clawback Policy

In February 2014, the Board adopted a Clawback Policy that goes beyond the yet-to-be implemented provisions of the U.S. Dodd-Frank Act and is applicable to all participating executives as well as the Chairman and Co-Chairman and certain other officers. In the event of a restatement of financial results due to material non-compliance with financial reporting requirements under securities laws, we may recoup excess incentive compensation received by or payable to an executive officer during the 36-month period preceding the financial restatement. See page 48 for more details.

2013 COMPENSATION RISK ASSESSMENT AND MITIGATING FEATURES

In 2013, the Compensation Committee assessed the risk of our existing compensation programs and concluded that there were sufficient safeguards in place to mitigate potential risks and that our compensation programs would not encourage excessive risk taking. The conclusion was consistent with the findings from a comprehensive compensation risk assessment completed by Towers Watson in 2012. The key risk-mitigating features of our 2013 executive compensation programs, policies and processes are as follows:

Structure of Variable Compensation Plans

The structure of our 2013 compensation plans helped mitigate excessive risk-taking by our executives:

■	The 2013 annual performance incentive was structured such that the maximum payout possible was capped at two times the target award

■	The use of multiple performance measures in the company scorecard ensured that no single element was maximized at the expense of our overall sustainability

■	All plan participants shared the same company-wide performance targets. This ensured that there was shared responsibility to enhance overall company performance

■	The considerable proportion of compensation allocated to long-term incentives for our executives ensures their focus on sustainable value creation:

¡	Executives were discouraged from taking undue short-term risks because the short-term rewards would not offset the negative impact on share ownership and the value ultimately realizable on their outstanding long-term incentive awards

¡	We have terminated the granting of stock options to executives, which have the greatest leverage to share price fluctuation, to promote a more balanced and long-term view of performance

ONGOING COMPENSATION RISK ASSESSMENT AND MITIGATING FEATURES

Annual Review of Incentive Programs

We will continue to conduct periodically a complete review of our compensation strategy, including pay philosophy and program design, based on factors such as business requirements, market practice, governance considerations and shareholder input.

Stress Testing of Incentive Programs

When new compensation programs are considered, they are stress tested to ensure that payouts would be reasonable within the context of the range of performance outcomes.

External Independent Compensation Advisor

The Compensation Committee retains the services of an independent compensation advisor on an on-going basis to provide an external and independent perspective of marketplace changes and best practices related to compensation design, governance and compensation risk management.

Say on Pay Advisory Vote

In 2011, we adopted a non-binding shareholder advisory vote on executive compensation to ensure that shareholder feedback is considered as part of the ongoing executive compensation review process. Barrick now conducts such a vote on an annual basis at its annual general meeting.

Anti-Hedging Policy

We have adopted a formal anti-hedging policy prohibiting all officers and directors from hedging the economic exposure of their share ownership and equity-based long-term incentive compensation. Our anti-hedging policy ensures that the alignment of interests between executives and shareholders is maintained.

COMPENSATION BENCHMARKING

For compensation benchmarking purposes, consideration is given to pay levels among the companies in our mining peer group. Mining peer group companies represent those that Barrick competes with for investors, capital and mineral properties, as well as qualified and experienced executive talent in the mining industry. To ensure the competitiveness of the compensation provided to Barrick’s executives, the Compensation Committee regularly reviews the compensation for similar executive positions at companies in the mining peer group. In late 2013, the Compensation Committee reviewed Towers Watson’s compensation benchmarking study, including for the President and Chief Executive Officer, Senior Executive Vice President, as well as Executive Vice President and Chief Financial Officer.

The 2013 mining peer group consists of the following 12 companies which are based in the country noted:

• Anglo American plc (United Kingdom) • Anglo Gold Ashanti Ltd. (South Africa) • BHP Billiton plc (Australia) • Cameco Corp. (Canada)	• Freeport McMoran Copper & Gold Inc. (United States) • Goldcorp Inc. (Canada) • Gold Fields Ltd. (South Africa) • Kinross Gold Corp. (Canada)	• Newmont Mining Corp. (United States) • Rio Tinto Ltd. (Australia) • Teck Resources Limited (Canada) • Glencore Xstrata plc (Switzerland)

The rationale for selecting these companies for the comparator group is outlined in the table below:

Mining Peer Selection Guidelines and Criteria
Size and Complexity of Operations	✓ Market capitalization at the time of selection ranging from approximately one third to three times that of Barrick ✓ Revenue and assets also referenced as a measure of size relative to Barrick
Scope of Operations	✓ Global reach beyond a company’s home country with operations, in most cases, in several countries and at least two other continents
Competition for Talent or Capital

✓        Approximately equal representation of gold and/or diversified metals mining companies with exploration, development, and mining/production activities to ensure that the mining peer group is representative of the marketplace in which Barrick competes for talent and/or capital

The mining peer group is reviewed annually for continued relevance. Market compensation information is one of the many factors that the Compensation Committee takes into consideration in setting target executive compensation. Other considerations include collective performance as measured against our long-term scorecard, how critical the executive’s role is and his or her overall importance in executing Barrick’s business strategy, the overall economic climate and business environment, the competition for executive talent in the mining industry, and the individual’s potential for future advancement and/or the ability to assume roles of greater responsibility.

2013 EXECUTIVE COMPENSATION PROGRAM

2013 EXECUTIVE COMPENSATION ELEMENTS

Set out below is a summary of the compensation elements in 2013 for our participating NEOs. Messrs. Munk and Thornton receive a base salary but did not have target incentives under the annual performance incentive and/or the long-term incentive plans. For an overview of how compensation was determined for the Chairman and Co-Chairman, please see “2013 Individual Performance Results” at page 54.

For 2013, the Company’s compensation program for our participating NEOs consisted primarily of a base salary, an annual performance incentive payment and a long-term equity-based incentive award. Set out below is a description of the consideration taken into account by the Compensation Committee with respect to each of these elements of our compensation program for our participating NEOs for 2013. As set out under “Exercise of Significant Negative Discretion” on page 58, after considering the Company’s performance in 2013, and in order to better align executive compensation with shareholder expectations and experience and reflect our commitment to our pay-for-performance philosophy, the Compensation Committee exercised significant negative discretion in materially reducing the awards made to our participating NEOs under our short-term incentive program from the annual incentive award otherwise earned by them.

BASE SALARY

The Compensation Committee annually reviews the base salaries of our Named Executive Officers to ensure they reflect each individual’s skills and performance in fulfilling his or her role and responsibilities and to remain externally competitive. In order to encourage a cultural shift towards greater individual accountability and higher levels of performance, base salaries are adjusted primarily to reflect an increase in responsibilities or job scope, with adjustments made to variable compensation when required to maintain Barrick’s competitive market positioning for total direct compensation. In recognition of the prevailing business climate, the Board exercised its discretion to freeze base salaries for Named Executive Officers in 2014.

2013 ANNUAL PERFORMANCE INCENTIVE

The 2013 annual performance incentive was a short-term element of variable compensation constituting approximately 20% of target total direct compensation for participating NEOs. Annual performance incentive decisions were made in February, once audited financial statements for 2013 were approved by the Board.

Going forward, the Compensation Committee will continue to review annual performance incentive opportunities for Barrick’s participating NEOs each year as well as upon hire, promotion, or when there are significant changes in the responsibilities of a participating NEO. When making a recommendation to set or increase the annual performance incentive target of a participating NEO, the Compensation Committee takes into consideration the scope of the individual’s responsibilities, the individual’s base salary, internal equity and positioning of his or her annual performance incentive opportunities compared to market.

Annual Performance Incentive Payout Formula

Cash payouts under the Annual Performance Incentive Plan typically have been based on (a) a multiple of base salary which varied by position and in 2013 was 125% of base salary for the Chief Executive Officer and 100% of base salary for the Senior Executive Vice President and the Chief Financial Officer and (b) a company and individual performance component. Payouts were calculated as follows:

Base Salary	x	Annual Performance Incentive Target	x	{	Company Performance (0-200% of target) 60% Weight	+	Individual Performance (0-200% of target) 40% Weight	}

In 2013, the Company performance component accounted for 60% of the annual performance incentive award and was based on the achievement of pre-determined Company objectives. In February 2014, the Compensation Committee used a company scorecard to evaluate company-wide performance against the objectives established at the beginning of 2013. The company scorecard helped the Compensation Committee to assess whether performance met, exceeded or fell short of what can be reasonably expected based on internal planning efforts and external considerations. The actual Company performance score can vary between 0% and 200%, with target performance at 100%. The performance objectives measured by the scorecard and the relative weighting ascribed to each such performance objective are set out below. The detailed Company scorecard for 2013 is included in Schedule E to our Circular.

Operational Performance Objective	Weight
Financial Discipline	25%
- Adjusted EBITDA*
- AdjustedFree Cash Flow *
- Return on Capital
Operational Excellence	20%
- Gold and Copper Production
- Gold and Copper Cash Costs
Invest in the Future	30%
- Exploration and Corporate Development
- Reserve Replacement/Organic Reserves
- Capital Projects
License to Operate	25%
- Total Recordable Injury Frequency Rate (TRIFR)
- Voluntary Principles on Security and Human Rights
- Implementation of Barrick/ISO 14000 Environmental Management System and Number of Reportable Incidents
- Major Permit Compliance
- Average of Site Corporate Social Responsibility Plan Ratings
*	Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s Financial Report 2013 for details on how Barrick uses adjusted EBITDA and free cash flow and a reconciliation of these measures to the most directly comparable IFRS measure.

In 2013, the individual performance component accounted for 40% of the annual performance incentive award and was based on the achievement of functional objectives that are directly tied to Barrick’s longer-term strategic priorities. Examples of functional objectives include milestones for key capital projects and implementation of processes and programs that build organizational capacity for future growth. Functional objectives were set at the beginning of the year to communicate clearly goals and expectations for each participating NEO. Progress was holistically assessed throughout the year and performance is determined at the end of the year. Individual leadership is also considered as part of the year-end review to ensure that results are achieved in a manner consistent with Barrick’s values.

Taking into account all information provided, the Compensation Committee typically evaluates the individual performance results of the President and Chief Executive Officer and recommends the performance outcome to the independent directors. The Compensation Committee, taking into consideration the recommendations of the President and Chief Executive Officer, also reviews and approves the individual performance results for Messrs. Dushnisky and Al-Joundi. Individual performance results may vary between 0% and 200%, with a target performance outcome of 100% when expectations are met on all functional objectives.

The Compensation Committee has discretion to approve and/or recommend to the Board a different payout level from that calculated according to the Company scorecard to account for unforeseen circumstances and non-recurring events. Discretion may also be applied to ensure that the payout is appropriate in the Compensation Committee’s judgment. The payout formula is intended as a guideline.

As described in more detail below under the heading “Exercise of Significant Negative Discretion” on page 58, in 2013 the Compensation Committee determined that the compensation levels implied by the application of our annual incentive payout formula would be inappropriate in light of Barrick’s share performance in 2013, shareholder expectations and prevailing business conditions. As a result, the Compensation Committee exercised significant negative discretion to reduce 2013 annual performance incentive awards for participating NEOs by granting annual performance awards in cash based on the following simplified formula.

Base Salary	x	Annual Performance Incentive Target	x	50%

EQUITY-BASED LONG-TERM INCENTIVE

Barrick’s long-term incentive plan applicable to 2013 was designed to reward long-term shareholder value creation and allow the Company to attract and retain skilled talent. Being 100% equity-based, the value of compensation granted under that plan to participating NEOs is very much linked to sustained share price performance, which in turn benefits all shareholders.

Consistent with our compensation philosophy, in 2013, a substantial portion of total compensation was delivered in long-term incentives for participating NEOs.

The Compensation Committee considered the following when determining long-term incentive grants for 2013:

GRANT CONSIDERATIONS

Market Competitiveness	✓	Compensation philosophy to target total direct compensation positioning between the median and 75th percentile of the mining peer group
Performance	✓	Individual and Company performance as assessed as part of the annual performance review
Eligibility and Retention Needs	✓ ✓ ✓	Individually applicable long-term incentive ranges Criticality of the individual’s role in executing the business strategy Long-term retention considerations

Below are the terms that apply to each component of the long-term incentive plan for 2013:

LONG-TERM INCENTIVE COMPONENTS IN DETAIL

Design Features	Restricted Share Units (RSUs)	Performance Restricted Share Units (PRSUs)
% of Total LTI	25%	75%
Term	Three Years	Three Years
Vesting Type	Vests at the end of three years	Vests based on performance at the end of three years
Vesting Date for 2013 Grants	February 11, 2017	February 11, 2017
Vesting Criteria	Time-Based	Performance-Based
Vesting is subject to performance achieved during the three-year performance period immediately after the date of grant on a calendar year basis (January 2014 to December 2017), relative to the following pre-determined targets:
		Relative Performance Measure	Performance Weighting
		Relative Total Shareholder Return (TSR)	50%(1)
Internal Performance Measure
		Adjusted EBITDA	25%(2)
		Adjusted Free Cash Flow	25%(2)
Pricing at Time of Grant	Conversion from dollar value to units based on the closing price of our Common Shares on the trading day immediately preceding the date of grant on the Toronto Stock Exchange.
Dividend Equivalents	Credited as additional units during the vesting period, at the same rate as the dividends paid on our Common Shares.
Payout Value	At vesting, each RSU award (grant plus dividend equivalents) will have a value equal to the average closing price in Canadian dollars of our Common Shares on the Toronto Stock Exchange during the last five trading days prior to the vesting date.	At vesting, each PRSU award (grant plus dividend equivalents), if earned, will have a value equal to the average closing price in Canadian dollars of our Common Shares on the Toronto Stock Exchange during the last five trading days prior to the vesting date. The Compensation Committee has the discretion to adjust awards in unusual circumstances.(3)
Form of Payment	RSUs and PRSUs earned will be paid out in cash at the end of their respective vesting periods.
Clawback	In February 2014, Barrick implemented a Clawback Policy to strengthen the performance basis of its compensation policy. Further details on the terms and conditions of the Clawback Policy can be found under the heading “Clawback Policy” on page 48.

(1)	TSR was selected as a performance measure to promote long-term growth in Barrick’s total shareholder returns in order to match or exceed those of its gold mining peers which, for 2013, comprise the following seven companies: AngloGold Ashanti Ltd., Agnico Eagle Mines Ltd., Goldcorp Inc., Kinross Gold Corporation, Newcrest Mining Ltd., Newmont Mining Corp. and Yamana Gold, Inc. The performance peer group is limited to gold mining companies because gold is often subject to a different commodity price cycle compared to other metals and minerals, which ultimately influences total shareholder return. The peer group companies also were selected to ensure that Barrick’s performance is assessed against companies of similar size, scope and complexity. Four of the gold mining peers (AngloGold Ashanti Ltd., Goldcorp Inc., Kinross Gold Corporation and Newmont Mining Corporation) are included in the mining peer group to reference executive compensation levels.

At the end of the performance period on December 31, 2016, 50% of the total target number of PRSUs granted may be awarded subject to TSR performance. Up to 200% of the total target number of these PRSUs may be awarded for a range of performance measure outcomes based on the following criteria: (a) 0% of the total target number of PRSUs if Barrick’s TSR is more than 12.5% below the market capitalization weighted average TSR of its gold mining peers, (b) 50% of the total target number of PRSUs for TSR that is 12.5% below the large gold mining company peers’ weighted average TSR, (c) 100% of the total target number of PRSUs if Barrick’s TSR is equal to the market capitalization weighted average TSR of its gold mining peers, and (d) 200% of the total target number of PRSUs if Barrick’s TSR is more than 20% above its gold mining peers. Payouts are capped at 100% of the total target number of PRSUs if Barrick’s TSR is negative, even if it exceeds that of its gold mining peers.

(2)

Adjusted EBITDA* and Adjusted Free Cash Flow* were selected as performance measures to help reinforce the Company’s strategic priorities and, collectively, are reflective of the quality of the Company’s earnings, cash position to fund growth opportunities, as well as operational sustainability. Adjusted EBITDA and Adjusted Free Cash Flow are evaluated annually during the three-year performance period against their respective performance targets as forecasted at the beginning of each year. These performance measures may be annually adjusted at the end of each year for the following factors that are deemed to be outside the control of management: (a) annual average market gold and copper prices and (b) royalty and tax rates that are estimated in advance upon completion of the forecasted Adjusted EBITDA and Adjusted Free Cash Flow performance each year. The three-year average of each annual performance factor contributes one quarter of the potential PRSU payout.

At the end of the performance period on December 31, 2016, 25% of the total target number of PRSUs granted may be awarded subject to Adjusted EBITDA performance. Up to 200% of the total target number of PRSUs may be awarded for a range of performance measure outcomes based on the following criteria: (a) 0% of the total target number of PRSUs for Adjusted EBITDA performance that is 20% or more below target, (c) 100% of the total target number of PRSUs for Adjusted EBITDA performance that is at target and (c) 200% of the total target number of PRSUs awarded for Adjusted EBITDA performance that is 20% or more above target.

At the end of the performance period on December 31, 2016, 25% of the total target number of PRSUs granted may be awarded subject to Adjusted Free Cash Flow performance. The Adjusted Free Cash Flow calculation and vesting criteria are consistent with those used to determine payout for Adjusted EBITDA performance, subject to which up to 200% of the total target number of PRSUs may be awarded.

*Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s Financial Report 2013 for further details on Free Cash Flow and Adjusted EBITDA and their calculation.

(3)	The Compensation Committee has discretion to adjust PRSU awards if any materially unusual circumstances occur during the performance period. Examples of these unusual circumstances include the following: (a) a significant portion of the peers are acquired during the performance cycle (i.e. the three-year period), (b) takeover speculation significantly inflates Barrick’s stock price, (c) a peer is targeted for acquisition, but the acquisition is not completed by the end of the performance period, and (d) EBITDA or Free Cash Flow performance in a given year is significantly impacted by factors outside of the control of management. For example, if there was an announcement of a potential acquisition of a gold mining peer company during the performance period, that company could be excluded from the calculation. However, if such potential acquisition did not occur before the end of the performance period, the company may be included in the calculation.

OTHER EXECUTIVE COMPENSATION ELEMENTS

Employee Share Purchase Plan

All corporate office employees, including our Named Executive Officers, are eligible to participate in the Employee Share Purchase Plan (ESPP). The ESPP enables our employees to purchase our Common Shares through payroll deduction. We pay for the account set-up and purchase fees and match 50% of employee contributions, up to a maximum of Cdn $5,000 per year.

Executive Retirement Plans

We administer two Executive Retirement Plans that provide for substantially similar benefits: one for officers based outside of the United States (including Canada) and one for officers primarily based in the United States. The Executive Retirement Plans cover all officers of the Company except Mr. Peter Munk (Chairman) and Mr. William Birchall (Vice Chairman). As at December 31, 2013, 45 officers of the company, including Messrs. Thornton, Sokalsky, Dushnisky, and Al-Joundi participated in the Executive Retirement Plan.

The Executive Retirement Plans are supplemental defined contribution plans that provide for additional annual employer contributions equal to 15% of each eligible officer’s annual earned salary and annual performance incentive. These supplemental employer contributions are accrued and accumulated with interest until retirement, at which point they are paid to the eligible retiring officer in cash. Barrick does not provide defined benefit retirement arrangements for current officers, but currently administers an inherited legacy defined benefit plan.

A detailed description of the Executive Retirement Plans can be found under the heading “Executive Retirement Plan Benefits” on page 66.

Clawback Policy

In February 2014, Barrick adopted an Executive Incentive Compensation Recoupment Policy (Clawback Policy). Under that Policy, we may recoup certain incentive compensation paid to our current and former participating executives, our Chairman and Co-Chairman and certain other officers in cases of a material financial restatement. The Clawback Policy provides that in the event of a restatement of financial results due to material non-compliance with any financial reporting requirement under applicable securities laws, other than as a result of a change in accounting principles, the Board may seek to recoup excess incentive compensation which was paid or granted based upon the achievement of certain financial results in the 36-month period before the date of the restatement, to the extent that the amount of such compensation would have been lower if the financial results had been properly reported. In the case of our participating executives and our Chairman and Co-Chairman, the Clawback Policy applies regardless of any wrong-doing by such an executive officer in connection with the restatement. In the case of our other officers, the Clawback Policy applies where the Board determines that the officer engaged in wrongful conduct that caused or was a significant contributing factor to the restatement.

Employment Agreements

Our Named Executive Officers do not have formal employment agreements with the Company. In connection with their appointments to their respective positions, Messrs. Thornton, Sokalsky, Dushnisky, and Al-Joundi signed offer letters with the Company related to their employment.

Change-in-Control Severance Arrangements

We have entered into change-in-control severance agreements with Messrs. Sokalsky, Dushnisky and Al-Joundi in order to induce them to remain employed by the Company in the event of a change-in-control. Pursuant to these agreements, each of Messrs. Sokalsky, Dushnisky and Al-Joundi would be entitled to receive severance benefits if they are terminated without cause or if they resign for good reason within two years following a change-in-control. The term of the agreements is three years from December 5, 2012, unless otherwise extended by the Board. Messrs. Munk and Thornton do not have change-in-control severance agreements with the Company. Refer to “Potential Payments Upon Change-In-Control Termination for Participating NEOs” on page 68 for more details.

Elimination of Stock Options for Executives

To strengthen further the performance basis of our long-term incentive awards, in 2013 the Compensation Committee decided to cease granting stock options to executives. Please refer to “Other Information – Equity Compensation Plan Information” beginning on page 71 for terms applicable to all outstanding option grants.

2013 EXECUTIVE SHARE OWNERSHIP REQUIREMENTS

As set out under “2014 Enhanced Executive Share Ownership Requirements” above, in February 2014, the Company adopted industry leading share ownership requirements for our executives. For 2013, a minimum share ownership requirement set as a multiple of base salary was applicable to each of our Named Executive Officers, as set out in the table below. Each Named Executive Officer was required to fulfill the minimum requirements within three years from the date of appointment.

Common Shares held by the Named Executive Officers, Common Shares purchased through Barrick’s ESPP, Common Shares held in trust, and unvested RSUs are counted towards satisfying those requirements. Stock options and PRSUs do not count towards those requirements.

In addition, a number of our Named Executive Officers made significant Common Share purchases in the last year.

SHARE OWNERSHIP OF NAMED EXECUTIVE OFFICERS FOR 2013

Share ownership of the Named Executive Officers has been evaluated as at year end on December 31, 2013, and March 1, 2014 to take into consideration the long-term incentive grants that were made in February 2014 for 2013 service as well as additional Common Share purchases made by our Named Executive Officers throughout the year. Messrs. Munk, Thornton, Dushnisky and Al-Joundi currently satisfy their share ownership requirements. Mr. Sokalsky has three years from the date of his appointment to meet his share ownership requirement. The table below provides information on the share ownership of our Named Executive Officers as at December 31, 2013 and March 1, 2014, relative to the share ownership requirements applicable during 2013.

	2013 Share Ownership Requirement	Actual Share Ownership Details for Named Executive Officers(1)
Name and Title	Multiple of Salary(2)	Measurement Date	Common Shares Held	RSUs Subject to Vesting	DSUs	Value of Total Ownership	Total Share Ownership Multiple(2) of Salary
Peter Munk(3)	4.0x	December 31, 2013	2,088,500	106,760	Nil	$38,702,434	16.5x
Chairman		March 1, 2014	2,088,500	178,189	Nil	$46,195,122	20.5x
John L. Thornton(4)	4.0x	December 31, 2013	427,500	63,278	1,097	$8,671,756	3.5x
Co-Chairman		March 1, 2014	427,500	63,278	1,097	$10,024,413	4.0x
Jamie C. Sokalsky(5)	4.0x	December 31, 2013	69,352	103,088	Nil	$3,040,117	2.3x
Chief Executive Officer		March 1, 2014	69,849	168,662	Nil	$4,860,854	3.8x
Kelvin P.M. Dushnisky(6)	2.0x	December 31, 2013	12,000	58,169	Nil	$1,237,079	1.2x
Senior Executive Vice President		March 1, 2014	12,000	89,961	Nil	$2,077,965	2.1x
Ammar Al-Joundi(7)	2.0x	December 31, 2013	25,283	46,546	Nil	$1,266,345	1.6x
Chief Financial Officer		March 1, 2014	26,929	71,429	Nil	$2,004,536	2.6x

(1)	The value of Common Shares, RSUs and DSUs are based on the closing price of our Common Shares on the New York Stock Exchange on December 31, 2013 – $17.63 and February 28, 2014 – $20.38 (the last trading day preceding March 1, 2014).
(2)	For the purposes of determining the share ownership requirements as at December 31, 2013 and March 1, 2014, the 2013 pre-tax base salary has been used for Messrs. Munk (Cdn $2,500,000), Thornton ($2,500,000), Sokalsky (Cdn $1,400,000), Dushnisky (Cdn $1,086,000) and Al-Joundi (Cdn $850,000). For 2014, annual base salaries for the Named Executive Officers remained the same as 2013 as a result of the 2014 base salary freeze. With the exception of Mr. Thornton’s annual pre-tax salary which is denominated in U.S. dollars, the applicable Canadian dollar salaries for all other Named Executive Officers (2013 salary for December 31, 2013 and 2014 salary for March 1, 2014) have been converted to U.S. dollars based on the Bank of Canada’s closing rate of exchange on the applicable measurement date: December 31, 2013 – 1.0636, February 28, 2014 – 1.1074. February 28, 2014 was the last trading day preceding March 1, 2014.
(3)	Mr. Munk holds 1,288,500 of our Common Shares indirectly through P.M. Capital Inc. and 800,000 of our Common Shares directly, 100,000 of which were purchased in 2013. Family members of Mr. Munk own 1,600 of our Common Shares.
(4)	Mr. Thornton holds 250,000 of our Common Shares directly which were purchased on August 22, 2013. In addition, 177,500 of our Common Shares are held in family trusts for the benefit of Mr. Thornton’s children and for which his wife is the trustee.
(5)	Mr. Sokalsky holds 69,849 of our Common Shares directly, 15,000 of which were purchased in 2013. Mr. Sokalsky has until June 5, 2015 to meet the 2013 share ownership requirement.
(6)	Mr. Dushnisky holds 12,000 of our Common Shares directly, all of which were purchased in 2013.
(7)	Mr. Al-Joundi holds 26,929 of our Common Shares directly, 5,500 of which were purchased in 2013.

PERFORMANCE GRAPHS

The following graph compares the total cumulative shareholder return for Cdn $100 invested in our Common Shares on the Toronto Stock Exchange at December 31, 2008 with the cumulative total return of the S&P/TSX Global Gold Index (formerly, the S&P/TSX Capped Gold Index) and the S&P/TSX Composite Index for the five most recently completed financial years, assuming the reinvestment of all dividends.

Five-Year Cumulative Total Shareholder Return on Cdn $100 Investment(1)

December 31, 2008 to December 31, 2013

(1)	Dividends paid on our Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The two TSX indices are total return indices, and they include dividends reinvested.

Five-Year Total Shareholder Return on Cdn$100 Investment

	2008	2009	2010	2011	2012	2013
Barrick (TSX)	$100	$93.68	$121.19	$106.17	$81.83	$44.95
S&P/TSX Composite Index	$100	$135.05	$158.83	$145.00	$155.42	$175.61
S&P/TSX Global Gold Index	$100	$107.59	$136.28	$117.75	$100.45	$52.81

2013 was a challenging year for Barrick and the broader gold industry. During the year, gold prices experienced a sharp decline from historical levels observed over the five-year period since 2008. The gold industry was uniformly affected by falling gold prices as reflected in the year-over-year decline of the S&P/TSX Global Gold Index and in our share price performance. This challenging operating environment, characterized by lower realized gold prices and higher costs of production, has highlighted the need to focus on disciplined capital allocation and operational efficiency to generate stronger returns.

For Barrick, this involved continuing to implement our disciplined capital allocation framework which was introduced in 2012, including reassessing the effectiveness of our operations and operating model and optimizing our portfolio in order to identify cost reduction opportunities, preserve capital and streamline operations. While total shareholder returns were lower than anticipated in 2013, we remain confident that we have emerged from 2013 as a leaner, more agile organization that can withstand a sustained low gold price environment and is well positioned for future growth.

The following graph compares the total cumulative shareholder return for US $100 invested in our Common Shares on the New York Stock Exchange at December 31, 2008 with the cumulative return of the PHLX Gold & Silver Sector (XAU) Index and the S&P 500 Index for the five most recently completed financial years, assuming the reinvestment of all dividends.

Cumulative Total Shareholder Return on US $100 Investment(1)

From December 31, 2008 to December 31, 2013

(1)	Dividends paid on our Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The S&P 500 Index and the PHLX Gold & Silver Sector (XAU) Index are total return indices, and they include dividends reinvested.

Five-Year Total Shareholder Return on US$100 Investment

	2008	2009	2010	2011	2012	2013
Barrick (NYSE)	$100	$108.18	$147.52	$126.82	$100.04	$51.50
S&P 500 Index	$100	$126.46	$145.51	$148.59	$172.37	$228.19
PHLX Gold & Silver Sector (XAU) Index	$100	$136.63	$185.74	$150.15	$140.08	$72.82

SHARE PERFORMANCE AND EXECUTIVE COMPENSATION

The graph below compares our share performance (assuming an initial $100 investment and reinvestment of dividends over the period) to executive compensation as disclosed annually in the Summary Compensation Table over the five-year period ending December 31, 2013.

Five-Year Cumulative Total Shareholder Return on US$100 and Cdn $100 Investment

From December 31, 2008 to December 31, 2013

Five-Year Total Shareholder Return on Cdn$100 and US$100 Investment

	2008	2009	2010	2011	2012	2013
Barrick (TSX)	$100	$93.68	$121.19	$106.17	$81.83	$44.95
Barrick (NYSE)	$100	$108.18	$147.52	$126.82	$100.04	$51.50

Total Compensation for Top Five Named Executive Officers

The following table summarizes the total compensation paid to the Chief Executive Officer and other NEOs from 2008 to 2013.

(US$ millions)		2008	2009(1)	2010(2)	2011(3)	2012(4)	2013
CEO	Total Compensation, excluding On-hire/ Promotional Compensation	$8.90	$10.24	$9.31	$9.30	$8.91	$7.74
	On-hire/ Promotional Compensation	*	$10.97	*	*	$2.46	*
	Total Compensation	$8.90	$21.21	$9.31	$9.30	$11.36	$7.74
Other NEO	Total Compensation, excluding On-hire/ Promotional Compensation	$19.13	$16.84	$17.99	$17.09	$18.42	$21.16
	On-hire/ Promotional Compensation	*	*	$0.99	$2.62	$15.06	*
	Total Compensation	$19.13	$16.84	$18.98	$19.71	$33.48	$21.16
All NEO, including CEO	Total Compensation	$28.03	$38.05	$28.30	$29.01	$44.84	$28.90

(1)	In February 2009, Barrick’s former President and Chief Executive Officer, Mr. Aaron Regent, received special long-term incentive awards with a grant date fair value of $10.97 million as part of his initial hiring compensation arrangement.

(2)	In July 2010, Mr. Dushnisky received a special long-term incentive award with a grant date fair value of $0.99 million in recognition of his promotion to his former role as the Executive Vice President, Corporate and Legal Affairs.

(3)	In April 2011, Mr. McCreary, our Senior Vice President, Corporate Development, received special long-term incentive awards with a grant date fair value of $2.62 million as part of his initial hiring compensation arrangements.

(4)	In July 2012, Mr. Sokalsky received special long-term incentive awards with a grant date fair value of $2.46 million in connection with his appointment to his current role as our President and Chief Executive Officer. Mr. Al-Joundi, our current Executive Vice President and Chief Financial Officer, received special long-term incentive and cash awards with a grant date fair value of $2.17 million as part of his initial hiring compensation arrangements. In August 2012, Mr. Dushnisky also received special long-term incentive awards with a grant date fair value of $1 million in connection with his appointment to his current role as our Senior Executive Vice President. In December 2012, Mr. John Thornton received an on-hire award of $11.9 million in connection with his appointment as the Co-Chairman of the Board.

Five-Year Total Compensation Trend

The total reported compensation for our Named Executive Officers, including on-hire and promotional awards, was lower in 2013 ($28.90 million) compared to 2012 ($44.84 million). Total compensation for our Named Executive Officers from 2009 to 2012 was higher than 2008 due to on-hire and promotional grants made during that period. On-hire and promotional grants are considered on a case-by-case basis and are generally excluded from the annual compensation review process when we evaluate historical compensation progression for our Named Executive Officers. Excluding the impact of these on-hire and promotional awards, the total compensation for our Chief Executive Officer has decreased by approximately 13% year-over-year. Total compensation for all Named Executive Officers as a group, excluding the impact of on-hire and promotional awards, increased by approximately 6% year-over-year. This compensation increase is primarily driven by comparisons with prorated compensation in 2012 to reflect various executive appointment start dates, promotions and/or base salary increases. For example, excluding the impact of on-hire and promotional grants, the compensation awarded to John Thornton for his role as Co-Chairman in 2012 related only to services rendered from June 5, 2012 to December 31, 2012.

Total annual compensation for the Named Executive Officers (including the Chief Executive Officer) in 2013 represents approximately 1.12% of Barrick’s 2013 adjusted net earnings of $2.57 billion, which represents Barrick’s net earnings before asset and goodwill impairment charges recorded for the year, and 0.21% of Barrick’s common shareholder equity of $13.5 billion as at December 31, 2013.

2013 COMPENSATION OF NAMED EXECUTIVE OFFICERS

2013 SUMMARY OF PERFORMANCE AND EXECUTIVE COMPENSATION

The Compensation Committee’s compensation decisions for our Named Executive Officers are guided by the performance of the Company as well as each individual’s performance against their personal objectives.

The Compensation Committee used the 2013 compensation program as the starting point for setting compensation levels for our Named Executive Officers in 2013. In keeping with our commitment to a pay-for-performance philosophy, the Compensation Committee exercised significant negative discretion to reduce the compensation awarded to our Named Executive Officers to ensure better alignment with shareholder expectations and experience and reflect our commitment to our pay-for-performance philosophy.

A summary of the performance of the Company is set out below under the heading “2013 Company Results”, together with a discussion of the significant negative discretion exercised by the Compensation Committee on page 58, and highlights of individual performance results and the resulting compensation awarded to our Named Executive Officers under the heading “2013 Individual Performance Results” on page 54.

2013 COMPANY RESULTS

We successfully executed on our priorities in 2013 in a challenging gold price environment. As part of a comprehensive plan to strengthen the Company, we have become a leaner, more agile organization that is better protected against further downside gold price risk and well positioned to take advantage of attractive investment opportunities in the future. We navigated through the challenges of 2013 by strictly adhering to our disciplined capital allocation framework which was introduced in 2012 and continuing to identify opportunities for cost reduction and portfolio streamlining. Although decisions to divest certain high-cost, short-life assets contributed to impairment charges that affected our financial results, we remain confident that prioritizing profitable production will provide us with greater operational and financial flexibility in the long-term. Going forward, Barrick’s strategy will drive improved risk-adjusted returns and will strengthen our license to operate, ultimately supporting stronger share price performance.

Strengthened Our Balance Sheet and Financial Flexibility
• Significant capital and cost reductions of approximately $2.0 billion from our initial budget
• Termed out $3.0 billion in debt
• Raised $3.0 billion in an equity bought deal to repay debt, reducing maturities over the next four years to $1.0 billion

•       Temporary suspension of Pascua-Lama project construction activities, except those required for environmental protection and regulatory compliance, resulting in improved near-term cash flow while preserving our investment value

Delivered on Our Operational Priorities
• Met improved gold and copper operating guidance for 2013

• Appointed a turnaround team of functional experts and site management for the Lumwana mine to improve operations and significantly improved Lumwana’s performance
• Maintained the lowest all-in sustaining cash costs among gold industry peers(1)

•       Implemented a flatter, more streamlined organizational model that supports operational excellence; appointed James Gowans as Chief Operating Officer in December 2013, an experienced executive who brings four decades of global mining operations experience to Barrick

• Targeting $500 million in annual cost savings from the new operating model, reduced procurement costs and other initiatives
• Reduced general and administrative costs over the previous year

Continued to Focus on Our License to Operate
• Named to Dow Jones Sustainability World Index for the sixth consecutive year
• Continued our community relations efforts to ensure broad stakeholder support of our operations in our host jurisdictions
• Agreed with the Government of the Dominican Republic on amendments to the Pueblo Viejo Special Lease Agreement

Made Important Progress on Our Portfolio Optimization Strategy
• In the last six months, announced agreements to divest Barrick Energy and six high-cost, non-core mines and other assets for a total consideration of almost $1.0 billion

•       Completed mine plans and reserve estimates using a conservative gold price assumption of $1,100 per ounce in order to prioritize profitable production and returns, while retaining the option to access the metal in the future when prices and returns improve

(1)	All-in sustaining costs per ounce are non-GAAP financial performance measures. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s Financial Report 2013 for details on how Barrick uses all-in sustaining costs and a reconciliation of this measure to the most directly company IFRS measure.

Based on Company performance, the participating NEOs received a total performance score of 105% under the Annual Performance Incentive Company Scorecard included as Schedule E to this Circular. The Compensation Committee determined that despite this Company performance score of 105% and the significant personal achievements of the participating NEOs, which are described below under the heading “2013 Individual Performance Results”, it would exercise significant negative discretion to cap the 2013 annual performance incentive at 50% of the annual incentive target. See “Exercise of Significant Negative Discretion” on page 58.

2013 INDIVIDUAL PERFORMANCE RESULTS

The individual performance highlights considered by the Compensation Committee in assessing the 2013 annual performance incentive and long-term incentive payouts for each of the Named Executive Officers are set out below. Also included is a discussion of the realizable value of 2012 compensation for Mr. Sokalsky having regard to share performance since the 2012 compensation was awarded.

Peter Munk, Chairman, 2013 Pay and Performance Considerations

Mr. Peter Munk is the Founder and Chairman of Barrick. Mr. Peter Munk will retire from the Board at the Meeting, and the Board intends to appoint Mr. John Thornton, Co-Chairman, as Chairman immediately following the Meeting. The Chairman provides leadership and direction to the Board, facilitates the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under its mandate. The Chairman also works with the Co-Chairman and the Chief Executive Officer to monitor progress on strategic planning and implementation. In 2013, Mr. Peter Munk was compensated for his services as the Chairman through salary and RSU awards which were determined based on consideration by the Compensation Committee and the independent members of the Board of his overall leadership and contributions to our strategic success.

Board and Chairman Accountabilities

•       Led succession planning for the Chairman position and the process for Board renewal

•       Ensured, in collaboration with the Co-Chairman, that directors played a full and constructive role in the development of the Company’s strategy and oversight of the Company’s performance

•       Together with the Co-Chairman, continued to build enduring relationships with our world partners to promote goodwill, improve stakeholder collaboration, and secure financing alternatives for current and future business needs

•       Together with the Co-Chairman and President and Chief Executive Officer, identified opportunities for sustainable long-term growth, including execution of Barrick’s strategic alternatives and any related financing, investment and acquisition transactions

John L. Thornton, Co-Chairman, 2013 Pay and Performance Considerations

John L. Thornton was appointed Co-Chairman on June 5, 2012. The Board intends to appoint Mr. Thornton as Chairman immediately following the Meeting. The Compensation Committee determined the Co-Chairman’s compensation for 2013 based entirely on the principle of pay-for-performance. The Compensation Committee believes that the Co-Chairman’s compensation reflects his contributions and strong performance against the expectations set out for his position in 2013, as described in more detail below. Furthermore, a majority of the Co-Chairman’s compensation was delivered in the form of cash for the purpose of purchasing Common Shares that cannot be sold until the later of (a) three years from the date of purchase and (b) the date the Co-Chairman retires or leaves the Company, fully aligning his compensation with the long-term interests of our shareholders.

In consultation with the Board, the Chairman of the Compensation Committee defined a series of specific and concrete initiatives for the Co-Chairman in 2013. These initiatives included: working with the Board and the Chief Executive Officer to develop strategic alternatives for the future growth of the Company; driving the overall execution of the Company’s strategic initiatives and transformational strategy in conjunction with the Chief Executive Officer and the Company’s other senior executives; developing and maintaining distinct relationships with governments and other core stakeholders; and providing strategic leadership to management to drive operational excellence. The Board also requested the Co-Chairman’s direct involvement in significant and consequential matters on a periodic basis throughout the year. For example, the Board asked Mr. Thornton to negotiate the resolution of the Pueblo Viejo special lease agreement with the government of the Dominican Republic and to manage discussions with the governments of Argentina and Chile relating to the suspension of the Pascua-Lama project.

In 2013, Mr. Thornton’s performance was evaluated by the Compensation Committee based on progress in advancing these initiatives.

During 2013, Mr. Thornton also provided strong overall leadership to our Board of Directors and our Company to drive rigorous implementation of our strategic priorities. His proactive approach in stakeholder relationship management and his drive to establish a complementary working relationship with the Board of Directors have been fundamental to shaping our long-term strategic focus. Mr. Thornton was compensated for his services as the Co-Chairman through salary and annual performance incentives, along with a long-term incentive award for the purpose of purchasing Common Shares which cannot be sold until the later of (a) three years from the date of purchase and (b) the date of Mr. Thornton’s retirement or termination. Although pay alignment with the shareholder experience was a primary consideration, the Compensation Committee and the independent members of the Board recognized Mr. Thornton’s active leadership and appropriately rewarded him for his contributions, which are summarized below:

Developing Strategic Alternatives for Future Growth

•    Together with the Chairman and President and Chief Executive Officer, identified opportunities for sustainable long-term growth, including execution of Barrick’s strategic alternatives and any related financing, investment and acquisition transactions

•    Led discussions with Chinese parties to explore and develop strategic partnership opportunities

Execution of Transformational Strategy

•    In consultation with the Compensation Committee, oversaw the design and implementation and external communication of Barrick’s 2014 executive compensation program to drive a high performance, ownership culture and ensure broad stakeholder support

•    Engaged in numerous meetings and discussions with shareholders of Barrick to understand their concerns and objectives and worked with the Board to address shareholder feedback received

•    Together with the President and Chief Executive Officer, assessed our succession needs and oversaw the development of our current succession planning processes

Stakeholder Relationships

•    Continued to build enduring relationships with our world partners to promote goodwill, improve stakeholder collaboration, and secure financing alternatives for current and future business needs. This included harnessing his existing strategic relationships with governments and global financing partners to establish stakeholder support for our long-term strategic vision and identify potential investment opportunities to improve returns to our shareholders

•    Provided critical stewardship in management of discussions with the governments of Argentina and Chile relating to the suspension of the Pascua-Lama project

•    Led discussions with the Government of the Dominican Republic to finalize amendments to the Pueblo Viejo Special Lease Agreement

•    Played a key role in ongoing discussions with the governments of Saudi Arabia, the United States and Zambia

Jamie C. Sokalsky, Chief Executive Officer, 2013 Pay and Performance Considerations

Jamie C. Sokalsky was appointed President and Chief Executive Officer on June 5, 2012. Prior to his appointment, Mr. Sokalsky was Executive Vice President and Chief Financial Officer of Barrick. As the President and Chief Executive Officer, Mr. Sokalsky’s responsibilities include, subject to the oversight of the Board, general supervision of the business of the Company, providing leadership and vision to the Company, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets.
During 2013, Mr. Sokalsky provided strong overall leadership to our senior management team to ensure that our strategic priorities were met. Mr. Sokalsky also provided strategic focus on the importance of our disciplined capital allocation framework to support continual adaptation to this challenging operating environment. The Compensation Committee and the independent members of the Board recognized Mr. Sokalsky’s strong overall leadership and tangible strategic contributions, but awarded incentive compensation that was substantially less than his 2012 awards to better align his pay with shareholder expectations and experience and reflect our commitment to our pay-for-performance philosophy. Mr. Sokalsky’s strategic contributions are summarized below:

Financial Discipline

•    Continued to maintain a strong focus on disciplined capital allocation and sustainable cost reduction:

¡     Conducted a full review of our operations and reduced approximately $2 billion in capital and cost savings from budget

¡     Temporarily suspended construction activities at the Pascua-Lama project, except those activities required for environmental protection and regulatory compliance, resulting in improved near-term cash flow while preserving our investment value

¡      Launched a savings program targeting $500 million in annual cost savings from the new operating model, reduced procurement costs and other initiatives

•    Continued to strengthen balance sheet and financial flexibility:

¡     Termed out $3.0 billion in debt at attractive rates

¡     Completed a $3.0 billion bought equity deal to repay debt, reducing maturities over the next four years to $1.0 billion

Operational Excellence

•    Led the Senior Leadership Team to deliver on significant cost and operational improvements in a safe, profitable and socially responsible manner:

¡      Met improved gold production guidance and outperformed on copper production

¡      Met improved gold and copper cost guidance

¡     Appointed a turnaround team of functional experts and site management for the Lumwana mine to improve operations and significantly improved Lumwana’s performance

•    Introduced a new operating model that replaced the regional business unit structure to achieve the following objectives:

¡     Allow mine managers to focus more sharply on the core business of mining

¡      Bring senior management closer to the mines

¡     Create a flatter, leaner organization with stronger accountability

•    Appointment of James Gowans as Executive Vice President and Chief Operating Officer, an experienced executive who brings four decades of global mining operations experience to our Company

Invest in the Future

•    Pursued and actively engaged in realizing opportunities to optimize our portfolio by divesting Barrick Energy, high-cost, non-core mines and other assets for a total consideration of almost $1.0 billion

•    Oversaw development of new mine plans and reserve estimates using a conservative gold price assumption of $1,100 per ounce in order to prioritize profitable production and returns, while retaining the option to access the metal in the future when prices and returns improve

License to Operate

•    Continued to strengthen relationships with our stakeholders to ensure broad stakeholder support:

¡     Barrick was named to the Dow Jones Sustainability World Index for the sixth consecutive year in a row

Chief Executive Officer Realizable Compensation

When assessing pay-for-performance, it is important to consider the effect of our share price and/or operational performance on the realizable value of the equity-based, long-term incentives. Unlike cash compensation, value is not immediately realizable on long-term incentives since they are subject to longer-term vesting conditions. As such, the realizable value of long-term incentives, when vested and earned, may differ significantly from the grant date value of long-term incentives reported in the Summary Compensation Table.

For 2012, our Chief Executive Officer received $11,364,398 in total compensation, 77% of which was granted in the form of equity-based long-term incentives (RSUs, PRSUs and stock options). Due to the lower-than-anticipated shareholder returns, as of March 1, 2014 the realizable value of the Chief Executive Officer’s 2012 total compensation ($6,451,252) was approximately 43% less than the total compensation value reported in the Summary Compensation Table. The realizable value of the Chief Executive Officer’s total compensation as of March 1, 2014 was calculated using the closing price of our Common Shares ($20.38) on the New York Stock Exchange on February 28, 2014, the last trading day preceding March 1, 2014. The decline in realizable pay demonstrates our executive compensation alignment with shareholder returns.

Kelvin Dushnisky, Senior Executive Vice President, 2013 Pay and Performance Considerations

Kelvin P.M. Dushnisky was appointed Senior Executive Vice President on August 7, 2012. As the Senior Executive Vice President, Mr. Dushnisky leads Barrick’s government relations, permitting, communications, corporate responsibility and community relations functions on a global basis. Mr. Dushnisky directs the efforts of a multi-functional team at Barrick’s headquarters and across its international operations. An important emphasis of his mandate is to guide Barrick’s relationships with the leaders of host national and regional governments in priority jurisdictions.
During 2013, Mr. Dushnisky made important contributions to further our stakeholder relationships and leadership in corporate responsibility. The Compensation Committee recognized Mr. Dushnisky’s strong functional leadership and tangible strategic contributions, but awarded incentive compensation that was substantially less than his 2012 awards to better align his pay with shareholder expectations and experience and reflect our commitment to our pay-for-performance philosophy. Mr. Dushnisky’s contributions are summarized below:

License to Operate

•       Successfully engaged our stakeholders (including local and federal governments, communities, non-governmental organizations, the media and investors) in support of our projects, operations and corporate responsibility activities:

¡       Provided critical stewardship for discussions with the governments of Argentina and Chile relating to the Pascua-Lama project

¡       Led discussions with the Government of Zambia in support of the Lumwana turnaround plan

¡       Acted as a principal liaison with the government of Canada, in support of Company activities worldwide

¡       Liaised with the Board and International Advisory Board to promote effective government relations worldwide

¡       Represented Barrick on the Boards of Directors of the Mining Association of Canada, the Canadian Chamber of Commerce, the Institute of the Americas and the Canadian Council of the Americas

¡      Along with Mr. Sokalsky, represented the Company at the World Gold Council and International Council on Metals and Mining

¡      Barrick named to the Dow Jones Sustainability World Index for the sixth consecutive year and listed on the NASDAQ Sustainability Global 100

Operational Excellence

•       Effectively managed issues related to taxation and fiscal stability across the jurisdictions where Barrick operates

•       Supported the design and implementation of Barrick’s new operating model, which places a greater emphasis on maintaining and strengthening our License to Operate

Invest in the Future

•       Appointed as Chairman of African Barrick Gold plc and, in this capacity, oversaw the transition to a new chief executive officer and renewed management team, led a process to strengthen the board of directors and supported the implementation of the company’s operational review to drive improved business performance

•       Provided corporate oversight responsibility for Barrick Energy until its divestiture in July 2013

Ammar Al-Joundi, Chief Financial Officer, 2013 Pay and Performance Considerations

Ammar Al-Joundi was appointed Executive Vice President and Chief Financial Officer on July 10, 2012. As the Chief Financial Officer, Mr. Al-Joundi provides both operational and programmatic support to the organization. He supervises the finance unit and is the chief financial spokesperson for the organization. He also assists the Chief Operating Officer on all strategic and tactical matters as they relate to budget management, cost benefit analysis, forecasting needs and the securing of new funding.
During 2013, Mr. Al-Joundi made important contributions to enhance our financial flexibility, improve our investor communications strategy, and identify opportunities to improve returns from our asset base. The Compensation Committee recognized Mr. Al-Joundi’s strong functional leadership and tangible strategic contributions, but awarded incentive compensation that was substantially less than his 2012 awards to better align his pay with shareholder expectations and experience and reflect our commitment to our pay-for-performance philosophy. Mr. Al-Joundi’s contributions are summarized below:

Financial Discipline

•      Continued to advance the disciplined capital allocation program and identify sustainable cost reduction opportunities:

¡       Advanced the capital allocation program for the Company that led to $2 billion reduction in budgeted capital and costs

¡       Provided leadership for the Company’s cost review for the Pascua-Lama project undertaken throughout the year

¡       Provided oversight for administrative cost savings for 2013, which were in line with announced targets

•      Partnered with Mr. Sokalsky on advancing our investor relations strategy and shareholder communications, managing relationships with banking partners and rating agencies, representing the Company at investor meetings and conferences

•      Continued to strengthen balance sheet and financial flexibility:

¡      Termed out $3.0 billion in debt at attractive rates

¡      Completed a $3.0 billion bought equity deal to repay debt, reducing maturities over the next four years to $1.0 billion

¡      Extended term of undrawn $4.0 billion credit facility to January 2019

•      Oversaw the establishment of the governance and enterprise risk group to align compliance and assurance activities in order to focus on the areas of high level risk that could potentially impact strategic priorities

Invest in the Future	• Actively engaged in realizing opportunities to optimize our portfolio by divesting Barrick Energy, high-cost, non-core mines and other assets for a total consideration of almost $1.0 billion
Operational Excellence

•      Oversaw development of new mine plans and reserve estimates using a conservative gold price assumption of $1,100 per ounce in order to prioritize profitable production and returns, while retaining the option to access the metal in the future when prices and returns improve

•      Oversaw a savings program targeting $500 million in annual cost savings from the new operating model, reduced procurement costs and other initiatives

EXERCISE OF SIGNIFICANT NEGATIVE DISCRETION

Annual bonuses for participating NEOs were cut by more than 50% from the levels implied by the application of our 2013 scorecard. The Compensation Committee also implemented a one-year salary freeze for Named Executive Officers in 2014.

To align further the interests of our executives with our shareholders and consistent with our new 2014 executive compensation program, we also increased the proportion of performance-based long-term incentive awards for participating NEOs to 75% of total long-term incentives awarded. This is a 50% increase in the proportion of performance-based long-term incentives. Our 2014 executive compensation program takes the pay-for-performance philosophy one step further by making all long-term incentives performance-based.

SUMMARY COMPENSATION TABLE

The table below summarizes the compensation of our Named Executive Officers for the three financial years ended December 31, 2013(1). Our Named Executive Officers are our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers in the table below.

For more information regarding our compensation philosophy and policies and a discussion of the elements of our 2013 compensation programs, see “Compensation Discussion and Analysis” beginning on page 42.

The key factors necessary to understand the compensation summarized in the following table are described under “Compensation Discussion and Analysis” and the footnotes to the table.

					Non-Equity Incentive Plan Compensation (f)
Name and Principal Position	Year	Salary	Share- Based Awards(2)	Option- Based Awards(3)	Annual Incentive Plans(4)	Long- Term Incentive Plans(5)	Pension Value(6)	All Other Compen- sation(7)	Total Compen- sation
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)

Peter Munk(8) Chairman	2013	2,427,250	1,379,515	Nil	Nil	Nil	Nil	104,895	3,911,660
	2012	2,076,588	1,991,400	Nil	Nil	Nil	Nil	219,387	4,287,375
	2011	1,516,530	2,001,401	Nil	Nil	Nil	Nil	152,788	3,670,719

John L. Thornton(9) Co-Chairman	2013	2,500,000	Nil	Nil	1,250,000	5,000,000	562,500	145,995	9,458,495
	2012	1,420,141	2,032,801	Nil	1,420,141	Nil	213,021	11,956,684	17,042,787
	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Jamie C. Sokalsky(10) President and Chief Executive Officer	2013	1,359,260	5,065,760	Nil	849,538	Nil	331,320	131,082	7,736,960
	2012	1,244,952	5,934,058	2,797,603	951,380	Nil	329,450	106,957	11,364,398
	2011	1,022,141	1,416,391	1,416,391	858,356	Nil	282,075	110,988	5,106,343

Kelvin P.M. Dushnisky(11) Senior Executive Vice President	2013	1,054,397	2,455,989	Nil	527,199	Nil	237,239	99,925	4,374,749
	2012	1,026,603	3,134,792	1,377,631	696,278	Nil	258,432	88,401	6,582,137
	2011	963,502	1,335,135	1,335,135	809,827	Nil	265,999	87,165	4,796,763

Ammar Al-Joundi(12) Executive Vice President and Chief Financial Officer	2013	825,265	1,922,275	Nil	412,633	Nil	185,685	66,765	3,412,623
	2012	355,431	2,705,414	1,513,060	422,169	Nil	172,912	396,923	5,565,908
	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	All compensation is paid in Canadian dollars and reported in U.S. dollars, except for compensation paid to Mr. Thornton which is paid and reported in U.S. dollars. The rate of exchange used to convert Canadian dollars to U.S. dollars is the annual average exchange rate reported by the Bank of Canada for the relevant year. The annual average rates reported by the Bank of Canada are: 2013 – 1.0299, 2012 – 0.9996, and 2011 – 0.9891.

(2)	The figures shown reflect the grant date fair value of RSUs and PRSUs approved by the Compensation Committee for the specified fiscal years. RSUs and PRSUs are converted from Canadian dollars to U.S. dollars at the Bank of Canada closing rate of exchange on the date preceding the date of grant: i.e., February 10, 2014: 1.1055, February 11, 2013: 1.0043; August 3, 2012: 1.0019; July 23 2012: 1.0168; February 13, 2013: 0.9993. For the August 7, 2012 RSU grants, the exchange rate used was the Bank of Canada closing rate of exchange as at August 3, 2012, the last trading day preceding the date of grant. Grant date fair value is determined by multiplying the number of RSUs or target number of PRSUs by the closing share price of our Common Shares on the Toronto Stock Exchange on the day preceding the grant date. These compensation fair values are the same as those used for accounting purposes. The following table summarizes the RSUs and PRSU granted to the Named Executive Officers for the last three fiscal years.

Grants of Share Based Awards (2011-2013)

Name	Grant Date	Number of RSU Awards	Number of Target PRSU Awards	Number of DSU Awards
Peter Munk	February 11, 2014	71,429	Nil	Nil
	February 12, 2013	61,843	Nil	Nil
	February 14, 2012	41,693	Nil	Nil
John L. Thornton	February 11, 2014	Nil	Nil	Nil
	February 12, 2013	61,843	Nil	Nil
	June 30, 2012*	Nil	Nil	318
	March 31, 2012*	Nil	Nil	741
Jamie C. Sokalsky	February 11, 2014	65,574	196,722	Nil
	February 14, 2013	48,702	97,403	Nil
	July 24, 2012**	36,625	Nil	Nil
	February 14, 2012	14,753	14,753	Nil
Kelvin P.M. Dushnisky	February 11, 2014	31,792	95,375	Nil
	February 12, 2013	27,285	54,569	Nil
	August 7, 2012**	15,230	Nil	Nil
	February 14, 2012	13,907	13,907	Nil
Ammar Al-Joundi	February 11, 2014	24,883	74,649	Nil
	February 12, 2013	18,843	37,686	Nil
	July 24, 2012***	26,370	Nil	Nil

*	Director retainer
**	Special grant upon promotion
***	Special sign-on grant

The 2011 and 2012 RSUs vest and become payable 30 months from the day of grant. The 2013 RSUs vest and become payable 36 months from the day of grant. The 2011, 2012 and 2013 PRSUs vest, if earned, upon achievement of total shareholder return from February 14, 2012 to February 14, 2015; January 1, 2013 to December 31, 2015; and January 1, 2014 to December 31, 2016, respectively, versus the total shareholder return for the gold mining peers, as well as, in the case of the 2012 and 2013 PRSUs, Adjusted Free Cash Flow and Adjusted EBITDA performance. Additional RSUs and PRSUs are credited to reflect dividends paid on our Common Shares. The RSUs and PRSUs are further described under the heading “Long-Term Incentive Components in Detail” on page 47. DSUs vest immediately on grant, but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on our Common Shares. DSUs are further described in “Report on Director Compensation and Equity Ownership – Directors’ Equity Awards – Deferred Share Unit Plan” on page 19.

Mr. Thornton received DSU awards as part of his retainer for his services as a director prior to being appointed as Co-Chairman of the Board. Director retainers are paid in quarterly installments and as such, the two grant dates for Mr. Thornton reflect the respective DSUs granted for the fiscal quarters ending March 31, 2012 and June 30, 2012. Mr. Thornton continues to receive DSU equivalents to reflect dividends paid on our Common Shares.

(3)	The figures in this column reflect the grant date fair value of options granted to the Named Executive Officers for each of 2012 and 2011, as approved by the Compensation Committee and are converted from Canadian dollars to U.S. dollars at the Bank of Canada closing rate of exchange on the day preceding the date of grant: i.e.: February 11, 2013: 1.0043; August 3, 2012: 1.0019; July 23, 2012: 1.0168; and February 13, 2012: 0.9993. For the August 7, 2012 option grants, the exchange rate used was the Bank of Canada closing rate of exchange as at August 3, 2012, the last trading day preceding the date of grant. The fair value calculations are described in greater detail following the Summary Compensation Table footnotes.

(4)	The amounts shown reflect the payouts of the Annual Performance Incentive as described under the heading “2013 Annual Performance Incentive” on page 45.

(5)	The amounts shown reflect special cash awards that are paid to executives on condition that they use the award to purchase our Common Shares which cannot be sold or otherwise disposed of until the later of (a) three years from the date of purchase and (b) the date the executive retires or leaves the Company. Additional restrictions may apply. Special long-term cash awards are not granted pursuant to a formal plan.

(6)	The figures shown represent employer contributions pursuant to the Executive Retirement Plan for compensation earned in 2013. Employer contributions to the Executive Retirement Plan with respect to the annual incentive award earned for the year ended December 31, 2013 are made in March the following year. No above-market or preferential earnings are credited on any contributions. Executive Retirement Plan values are denominated in Canadian dollars and are converted to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for each respective year. See “– Executive Retirement Plan Benefits” on page 66 for further details.

(7)	The perquisites for each Named Executive Officer in the relevant years are as follows:

Perquisite Details

	Year	Car Lease	Executive Long-Term Disability and Life Insurance Premiums	Financial Counseling Or Tax Preparation Services	Parking	Club Memberships	Personal Car, Driver, Home Security and Other
Name	(a)	(b)	(c)	(d)	(e)	(f)	(g)	Total
Peter Munk	2013	$8,432	Nil	Nil	Nil	$27,423	$69,040	$104,895
	2012	$43,248	Nil	Nil	Nil	$72,431	$103,708	$219,387
	2011	$44,147	Nil	Nil	Nil	$32,115	$76,526	$152,788
John L. Thornton	2013	Nil	$97,236	Nil	Nil	Nil	$48,759	$145,995
	2012	Nil	Nil	Nil	Nil	Nil	$33,310	$33,310
	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Jamie C. Sokalsky	2013	$27,024	$79,426	Nil	$8,399	$8,300	Nil	$123,150
	2012	$38,181	$52,226	Nil	$8,655	Nil	Nil	$99,062
	2011	$39,253	$52,404	Nil	$8,746	Nil	Nil	$100,403
Kelvin P.M. Dushnisky	2013	$51,755	$38,729	Nil	$7,038	Nil	Nil	$97,522
	2012	$29,771	$52,212	$1,130	$5,287	Nil	Nil	$88,401
	2011	$32,262	$49,560	Nil	$5,343	Nil	Nil	$87,165
Ammar Al-Joundi	2013	$26,844	$30,358	Nil	$5,131	Nil	Nil	$62,334
	2012	$10,538	$6,531	Nil	$2,644	Nil	Nil	$19,713
	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil

All perquisites are denominated in U.S. dollars using the Bank of Canada annual average exchange rates for each respective year.

Perquisites have been valued on the basis of the aggregate incremental cost to the Company. The methodology used for computing these values is as follows:

•	Car lease value represents the Company’s annual cost to provide the lease.

•	Long-term disability and life insurance values represent value of Company premiums inclusive of group plans and individual policies.

•	Financial counseling and tax preparation services represent the Company’s cost to provide these services.

•	Parking value represents the Company’s cost to provide this service.

Additional Compensation and Executive Benefits and Perquisites

•	For Mr. Thornton, personal and other benefits represent taxable benefits for travel-related expenses. For 2012, values disclosed in the All Other Compensation column also include a prorated annual retainer that was paid in cash ($33,874) for his services as an independent director from February 15, 2012 to June 5, 2012, as well as a sign-on award related to the acquisition of Common Shares. For additional details, please refer to footnote 9 below.

•	For Mr. Sokalsky, values disclosed in the All Other Compensation column for 2013 also include an executive medical benefit of $2,403.

•	For Mr. Dushnisky, the total value of the car lease benefit represents the Company’s annual cost to provide the lease as well as the residual value of the car (fair market value of Cdn $37,500), that Mr. Dushnisky purchased from the Company at the completion of the applicable lease in January 2013. The residual value of the car purchased by Mr. Dushnisky in January 2013 has been valued using the annual monthly exchange rate reported by the Bank of Canada at closing for the month of January in 2013: 0.9919. For 2013, values disclosed in the All Other compensation column also include an executive medical benefit of $2,403.

•	For Mr. Al-Joundi, values disclosed in the All Other Compensation column for 2013 also include an executive medical benefit of $1,791. For 2012, the All Other Compensation column includes a sign-on cash award (Cdn $375,000) in connection with his appointment as the Executive Vice President and Chief Financial Officer of Barrick and an executive medical benefit of $2,035.

(8)	For 2012, Mr. Peter Munk received a base salary increase from Cdn $1,500,000 to Cdn $2,500,000 effective June 5, 2012 in recognition of his continued strong leadership of the Board and the Company. Mr. Peter Munk’s compensation as reflected in the Summary Compensation Table for 2012 includes: (1) an adjusted base salary of Cdn $2,075,578 reflecting a base salary of Cdn $1,500,000 prorated for five months of service from January 1, 2012 to June 5, 2012, and a base salary of Cdn $2,500,000 prorated for the remaining seven months of service from June 5, 2012 to December 31, 2012; and (2) an award of 61,843 RSUs equivalent to Cdn $2,000,000. For 2013, Mr. Peter Munk received an award of 71,429 RSUs equivalent to Cdn $1,525,000 in recognition of his continued strong leadership to the Company and the Board, based on the Compensation Committee and independent directors consideration of Mr. Munk’s accountabilities set out above under the heading “2013 Individual Performance Results” at page 54.

(9)

Mr. Thornton served as an independent director of the Board from February 15, 2012 to June 5, 2012 and was appointed as the Co-Chairman of the Board effective June 5, 2012. Mr. Thornton’s compensation as reflected in the Summary Compensation Table for 2012 includes prorated annual director retainer of $75,275 (Mr. Thornton elected to receive 55% of the director retainer in the form of DSUs); a one-time lump sum payment of $1,420,141 for his services as the Co-Chairman of the Board from June 5, 2012 to December 31, 2012, and a special cash sign-on payment equivalent to the value of 350,000 of our Common Shares on December 19, 2012 for Mr. Thornton to purchase our common shares on the open market. The value of the special cash sign-on payment was $11,889,500 based on the closing share price of our Common Shares on the New York Stock Exchange as at December 18, 2012 ($33.97). On

December 19, 2012, Mr. Thornton purchased 177,500 of our Common Shares with all of the proceeds of the sign-on payment net of tax and required withholdings. On December 28, 2012, Mr. Thornton transferred the Common Shares that he purchased to family trusts for the benefit of his children and for which his wife is the trustee. These shares are subject to a holding period and may not be offered for sale, sold, transferred, assigned, hypothecated or otherwise disposed of until the later of (a) the termination of Mr. Thornton’s employment with Barrick and (b) June 30, 2015. In recognition of his strong leadership and direction to the Company and the Board of Directors during 2012, Mr. Thornton also received an annual performance incentive payment equal to $1,420,141 and an award of 61,843 RSUs equivalent to Cdn $2,000,000.

For 2013, Mr. Thornton received an annual performance incentive equal to $1,250,000, or 50% of his annual base salary and a special long-term incentive award with a cash value equal to $5,000,000. Mr. Thornton will use the after tax cash award of $2,942,546 to purchase Common Shares. Once purchased, these Common Shares will be subject to a holding period until the later of (a) the termination of Mr. Thornton’s employment with Barrick and (b) three years following the date of purchase. During the holding period, these Common Shares may not be offered for sale, sold, transferred, assigned, hypothecated or otherwise disposed of. Mr. Thornton received incentive awards in recognition of his strong leadership and contributions to our strategy execution and development, which are further highlighted on page 55. The intended purpose of this long-term incentive award is to further align his long-term interests with those of our shareholders.

(10)	Mr. Sokalsky was appointed President and Chief Executive Officer on June 5, 2012. Mr. Sokalsky’s compensation for 2012 as reflected in the Summary Compensation Table includes special long-term incentive awards granted to him as part of his appointment in July 2012 ($1,229,375 in stock options and $1,229,375 in RSUs) and his 2012 annual compensation. In 2012, Mr. Sokalsky’s annual compensation was prorated to reflect his start date of June 5, 2012.

(11)	Mr. Dushnisky was promoted to Senior Executive Vice President on August 7, 2012. Mr. Dushnisky’s compensation for 2012 as reflected in the Summary Compensation Table includes special long-term incentive awards granted to him as part of his promotion in August 2012 ($499,050 in stock options and $499,050 in RSUs) and his 2012 annual compensation. In 2012, Mr. Dushnisky’s annual compensation was prorated to reflect his start date of August 5, 2012.

(12)	Mr. Al-Joundi was appointed Executive Vice President and Chief Financial Officer on July 10, 2012. Mr. Al-Joundi’s compensation for 2012 as reflected in the Summary Compensation Table includes an annual performance incentive award that was not prorated to reflect his partial year services during the year in recognition of his strong contributions to Barrick during 2012, a sign-on cash bonus (Cdn $375,000) in All Other Compensation, special long-term incentives granted to him as part of his hiring package in July 2012 ($906,305 in stock options and $885,150 in RSUs) in consideration of the long-term and retention entitlements he was forfeiting from his previous employer, and his 2012 base salary prorated to reflect his start date of July 10, 2012.

Long-Term Incentive Grants Table

The following table provides details on the RSU and PRSU awards granted to the Named Executive Officers for 2013. No stock options were granted to Named Executive Officers for 2013.

Name	LTI Vehicle	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number Of Shares Or Stock Units (#)	All Other Awards: Number of Securities Underlying Options(2) (#)	Exercise Price of Option Awards ($)	Grant Date Fair Value(3) ($)
			Threshold(1) (#)	Target (#)	Maximum (#)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Peter Munk	RSUs	2/11/2014				71,429			$1,379,515
John L. Thornton	Cash to purchase Common Shares								$5,000,000(4)
Jamie C. Sokalsky	RSUs	2/11/2014				65,574			$1,266,440
	PRSUs	2/11/2014	–	196,722	393,444				$3,799,320
Kelvin P.M. Dushnisky	RSUs	2/11/2014				31,792			$613,997
	PRSUs	2/11/2014	–	95,375	190,750				$1,841,992
Ammar Al-Joundi	RSUs	2/11/2014				24,883			$480,569
	PRSUs	2/11/2014	–	74,649	149,298				$1,441,706

(1)	Award vesting will range from zero PRSUs to the maximum payout based on the overall performance calculation consisting of a 50% performance weighting for the relative total shareholder return metric, a 25% performance weighting for the Adjusted Free Cash Flow metric and a 25% performance weighting for the Adjusted EBITDA metric.

(2)	No options were granted to Named Executive Officers for 2013.

(3)	The amounts are based upon the grant date fair value as described in footnote 2 to the “Summary Compensation Table” for Named Executive Officers on page 59.

(4)	For 2013, Mr. Thornton received a special long-term incentive award with a cash value equal to $5,000,000. Mr. Thornton will use the after tax cash award of $2,942,546 to purchase Common Shares. Once purchased, these Common Shares will be subject to a holding period until the later of (a) the termination of Mr. Thornton’s employment with Barrick and (b) three years following the date of purchase. During the holding period, these Common Shares may not be offered for sale, sold, transferred, assigned, hypothecated or otherwise disposed of.

Option Valuation Assumptions

The fair value of each stock option is an estimate calculated on behalf of Barrick using the Lattice Option Valuation Model by KPMG International for the option grants detailed in the table below, consistent with the valuation for accounting purposes. The Lattice Option Valuation Model approximates the probability of different outcomes by generating a lattice or tree of future share prices. The Lattice Model was selected because it incorporates a consideration of suboptimal exercise behavior that other models such as Black-Scholes do not consider. Barrick’s model may not be identical to the models used by other companies as it is sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies. This valuation is calculated in accordance with IFRS 2 and matches the valuation used by the Company for expensing purposes.

Grant Date	Risk-Free Interest Rate(1)	Dividend Yield	Share Price Volatility	Expected Term (in Years)	Lattice Value (in $ per Option)
February 12, 2013	0.05% – 1.91%	2.0%	30.0% – 35.0%	7.0	$7.73
August 7, 2012(2)	0.01% – 2.04%	1.2%	32.5% – 37.5%	7.0	$8.85
July 24, 2012(3)	0.01% – 2.04%	1.2%	32.5% – 37.5%	7.0	$9.06
February 14, 2012	0.01% – 2.04%	1.2%	32.5% – 37.5%	7.0	$13.04
December 7, 2010	0.12% – 2.88%	1.1%	33.0% – 38.0%	7.0	$15.35

(1)	Based on the treasury yield curve.

(2)	Options granted to Mr. Dushnisky on his appointment as Senior Executive Vice President.

(3)	Options granted to Messrs. Sokalsky and Al-Joundi on appointment as President and Chief Executive Officer, and Executive Vice President and Chief Financial Officer, respectively.

For further details on Barrick’s stock option plans, please refer to “Other Information – Equity Compensation Plan Information” on page 71.

Aggregate Option Exercises During Financial Year Ended December 31, 2013

The following table provides details on the stock option exercises by the Named Executive Officers during 2013.

Name	Common Shares Acquired on Exercise	Aggregate Value Realized
Peter Munk	Nil	Nil
John L. Thornton	Nil	Nil
Jamie C. Sokalsky	Nil	Nil
Kelvin P.M. Dushnisky	Nil	Nil
Ammar Al-Joundi	Nil	Nil

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2013(1)

The following table provides information for all share-based and option-based awards to Named Executive Officers outstanding as at December 31, 2013.

	Option Awards(2)				Share Awards(3)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price(4) ($)	Option Expiration Date	Value of Unexercised In-the- Money Options or Similar Instruments ($)	Number of Shares or Units of Shares (RSU / PRSU) That have not Vested (#)	Market or Payout Value Of Share-Based Awards that Have Not Vested (RSU / PRSU) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid out or Distributed (DSU) ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Peter Munk
2/14/2012					43,483/Nil	$764,912/Nil	–
2/12/2013					63,278/Nil	$1,113,134/Nil	–
Total(5)	Nil			Nil	106,761/Nil	$1,878,046/Nil	–
John L. Thornton
2/12/2013					63,278/Nil	$1,113,134/Nil	19,351
Total(6)	Nil			Nil	63,278/Nil	$1,113,134/Nil	19,351
Jamie C. Sokalsky
12/4/2007	77,384	$41.08	12/3/2014	Nil	Nil	Nil	–
12/9/2008	172,421	$27.25	12/8/2015	Nil	Nil	Nil	–
12/8/2009	110,448	$42.44	12/7/2016	Nil	Nil	Nil	–
12/7/2010	95,217	$54.83	12/6/2017	Nil	Nil	Nil	–
2/14/2012	108,647	$48.45	2/13/2019	Nil	15,386/15,386	$270,663/$270,663	–
7/24/2012	135,647	$33.61	7/23/2019	Nil	37,870/Nil	$666,182/Nil	–
2/12/2013	202,922	$32.30	2/11/2020	Nil	49,832/99,663	$876,604/$1,753,191	–
Total(7)	902,686			Nil	103,089/115,050	$1,813,449/$2,023,854	–
Kelvin P.M. Dushnisky
12/4/2007	84,515	$41.08	12/3/2014	Nil	Nil	Nil	–
12/9/2008	86,169	$27.25	12/8/2015	Nil	Nil	Nil	–
12/8/2009	68,494	$42.44	12/7/2016	Nil	Nil	Nil	–
12/7/2010	74,758	$54.83	12/6/2017	Nil	Nil	Nil	–
2/14/2012	102,414	$48.45	2/13/2019	Nil	14,504/14,504	$255,142/$255,142	–
8/7/2012	56,408	$33.36	8/6/2019	Nil	15,748/Nil	$277,022/Nil	–
2/12/2013	113,685	$32.30	2/11/2020	Nil	27,918/55,835	$491,112/$982,206	–
Total(8)	586,443			Nil	58,170/70,339	$1,023,277/$1,237,348	–
Ammar Al-Joundi
7/24/2012	100,000	$33.61	7/23/2019	Nil	27,267/Nil	$479,651/Nil	–
2/12/2013	78,512	$32.30	2/11/2020	Nil	19,280/38,560	$339,162/$678,323	–
Total(9)	178,512			Nil	46,547/38,560	$818,813/$678,323	–

(1)	The amounts shown in the table above for each of the Named Executive Officers as at December 31, 2013 include (a) each stock option outstanding, (b) the aggregate number of unvested RSUs plus the aggregate number of unearned PRSUs, assuming target performance achievement although the plan design allows for zero vesting, and (c) the market value of such RSUs and PRSUs based on the closing price of a Barrick Common Share on December 31, 2013. For options, and DSUs, the closing share price of our Common Shares is based on the New York Stock Exchange as at December 31, 2013 ($17.63). For RSUs and PRSUs the closing price of our Common Shares is based on the Toronto Stock Exchange as at December 31, 2013 (Cdn $18.71), converted to U.S. dollars based on the December 31, 2013 Bank of Canada noon rate of exchange (1.0636). The value realized upon vesting of a RSU or PRSU is equal to the average closing share price of our Common Shares on the Toronto Stock Exchange during the five trading days preceding the vesting date.

(2)	Option awards vest in four equal installments beginning on the first anniversary of the date of grant.

(3)	RSUs granted before 2014 vest 30 months from the date of grant, and RSUs granted beginning 2014 vest 36 months from the date of grant. PRSUs granted for 2011 will vest, if earned, on February 14, 2015. PRSUs granted for 2012 will vest, if earned, on February 12, 2016. PRSUs granted for 2013 will vest, if earned, on February 11, 2017. DSUs vest immediately on grant but must be retained until the director leaves the Board. Market or payout value of RSU awards that have not vested is determined by multiplying the number of RSUs by the closing share price of our Common Shares on the Toronto Stock Exchange as at December 31, 2013 (Cdn $18.71). Market or payout value of PRSU awards that have not vested reflects the target number of PRSUs multiplied by the closing share price of our Common Shares on the Toronto Stock Exchange as at December 31, 2013 (Cdn $18.71). The target number is the number of PRSUs that represents the number of units expected to vest at the end of the three-year performance period, if target performance is achieved on all measures. Please see page 47 for more details. Market or payout value of DSUs that have vested but have not been paid out or distributed is determined by multiplying the number of DSUs by the closing share price of our Common Shares on the New York Stock Exchange as at December 31, 2013 ($17.63).

(4)	The exercise price is the closing price of our Common Shares on the day immediately prior to the grant date on the New York Stock Exchange, or if the grant date is during a period in which trading of Barrick securities by an option holder is restricted by Company policy, the exercise price is the greater of the closing price on the day immediately prior to the grant date and the closing price on the first business day after trading restrictions are lifted. Details on the exercise price and closing share price (in U.S. dollars) for each of the outstanding option grants are shown in the table below:

Exercise and Closing Share Prices for Outstanding Option Grants

Option Grant	Exercise Price	Closing Share Price on Grant Date*
December 4, 2007	$41.08	$41.08
December 9, 2008	$27.25	$27.25
December 8, 2009	$42.44	$40.51
December 7, 2010	$54.83	$54.16
February 14, 2012	$48.45	$48.45
July 24, 2012	$33.61	$33.61
August 7, 2012	$33.36	$33.36
February 12, 2013	$32.30	$32.30

*	Closing share price on the New York Stock Exchange on the day of grant

(5)	Mr. Peter Munk’s total share-based awards include 103,536 RSUs and 3,225 RSU dividend equivalents.

(6)	Mr. Thornton’s total share-based awards include 61,843 RSUs and 1,435 RSU dividend equivalents. Mr. Thornton’s vested share-based awards that have yet to be paid out or distributed include 1,059 DSUs and 38 DSU dividend equivalents that he received for his service as an independent director of the Board from February 15, 2012 to June 5, 2012. Pursuant to the Directors’ Deferred Share Unit Plan, these DSUs must be retained until Mr. Thornton leaves the Board, at which point the value of the DSUs including any dividends accrued on the initial DSU grant will be paid out in cash.

(7)	Mr. Sokalsky’s total share-based awards include 112,156 PRSUs at target, 100,080 RSUs, 2,894 PRSU dividend equivalents and 3,009 RSU dividend equivalents.

(8)	Mr. Dushnisky’s total share-based awards include 68,476 PRSUs at target, 56,422 RSUs, 1,863 PRSU dividend equivalents and 1,748 RSU dividend equivalents.

(9)	Mr. Al-Joundi’s total share-based awards include 37,686 PRSUs at target, 45,213 RSUs, 875 PRSU dividend equivalents and 1,334 RSU dividend equivalents.

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2013

The following table provides information for each of the Named Executive Officers on (1) the value that would have been realized if the options under the option-based awards had been exercised on the vesting date, (2) the value realized upon vesting of share-based awards, and (3) the value earned under the Annual Performance Incentive Plan in 2013.

Name	Option-Based Awards – Value Vested During the Year(1)	Share-Based Awards – Value Vested During the Year(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(3)
(a)	(b)	(c)	(d)
Peter Munk	Nil	$806,075	Nil
John L. Thornton	Nil	$540	$1,250,000
Jamie C. Sokalsky	Nil	$488,947	$849,538
Kelvin P.M. Dushnisky	Nil	$1,221,381	$527,199
Ammar Al-Joundi	Nil	Nil	$412,633

(1)	The value that would have been realized from stock options (all of which are denominated in U.S. dollars) is determined by multiplying the portion of each stock option grant that vested during 2013 by the difference between the closing share price of our Common Shares on the New York Stock Exchange on the vesting date and the exercise price of the stock option. The exercise price is the closing price of our Common Shares on the New York Stock Exchange on the day immediately prior to the grant date, or if the grant date is during a period in which trading of Barrick securities by an option holder is restricted by Company policy, the exercise price is the greater of the closing price on the day immediately prior to the grant date and the closing price on the first business date after trading restrictions are lifted. Options vest in equal parts over four years.

(2)	The value of RSUs and PRSUs that vested in 2013 (all of which are denominated in U.S. dollars) is determined by multiplying the number of RSUs and PRSUs that vested by the average of the closing share price of our Common Shares on the Toronto Stock Exchange on the five trading days prior to the vesting date, converted to U.S. dollars based on the Bank of Canada noon rate of exchange on the day preceding the vesting date pursuant to the RSU plan. RSUs granted before 2014 vest fully 30 months after the date of grant, RSUs granted beginning 2014 vest fully 36 months after the date of grant, and PRSUs vest, if earned, at the end of the three year performance period. The payout for the 2010 PRSU award, which vested in 2013, was calculated based on a payout percentage of 88.3% of the outstanding units (number of units granted plus accumulated dividend equivalents) and an average closing share price of Cdn $16.51. The value of DSUs that vested in 2013 (all of which were denominated in U.S. dollars) is determined by multiplying the number of DSUs that vested by the closing price of our Common Shares on the New York Stock Exchange on the date of vesting. Details on the value vested for RSUs, PRSUs and DSUs, respectively, are shown in the following table:

Share-Based Awards – Value Vested During the Year

	Value of RSUs Vested During the Year	Value of PRSUs Vested During the Year	Value of DSUs Vested During the Year	Share-Based Awards Value Vested During the Year
Peter Munk	$806,075	Nil	Nil	$806,075
John L. Thornton	Nil	Nil	$540	$540
Jamie C. Sokalsky	$296,845	$192,102	Nil	$488,947
Kelvin P.M. Dushnisky	$1,070,549	$150,832	Nil	$1,221,381
Ammar Al-Joundi	Nil	Nil	Nil	Nil

*	For Mr. Thornton, the value of DSUs that vested in 2013 represents the DSU dividend equivalents credited to his account based on the DSUs that he received for his service as an independent director of the Board from February 15, 2012 to June 5, 2012.

(3)	The value of non-equity incentive plan awards earned in the year represents the annual performance incentive earned for 2013 performance.

EXECUTIVE RETIREMENT PLAN BENEFITS

Barrick adopted the Executive Retirement Plan in 2000. The Executive Retirement Plan is a non-registered/non-qualified defined contribution plan in which participants accrue benefits in the form of account balances with a guaranteed rate of return and defined notional contributions. The Executive Retirement Plan covers all officers of the Company, except Mr. Peter Munk, Chairman, and Mr. William Birchall, Vice Chairman. The individuals who participate in this plan do not participate in any other Barrick retirement plan. As at December 31, 2013, 45 officers of the Company, including Messrs. Thornton, Sokalsky, Dushnisky and Al-Joundi, participated in the Executive Retirement Plan.

An amount equal to 15% of the Officer’s salary and annual performance incentive for the year is accrued to the Executive Retirement Plan and accumulated with interest until retirement. Interest accumulates at the annual rate of “Government of Canada Marketable Bonds with Average Yield Over 10 Years” as published in the Bank of Canada Weekly Financial Statistics for the month of January of the relevant calendar year. For 2013, this interest rate was 2.47%. No above-market or preferential earnings are paid out.

Participants are eligible to receive payouts upon retiring after attaining age 55, with the option of receiving the payout as a lump sum or in monthly installments having an equivalent actuarial value. Currently, two Named Executive Officers, Messrs. Thornton and Sokalsky, are eligible to receive a payout under the Executive Retirement Plan of his Executive Retirement Plan account balance.

Upon termination, before the participant’s retirement date, the participant will receive the total amount credited to his or her account after the deduction of any amount transferred to a registered retirement savings plan as a retiring allowance. If the participant dies prior to retirement, the account balance will be paid out as a lump sum to the participant’s beneficiary or estate. See “Potential Payments Upon Change-in-Control Termination for Participating NEOs” below for information on payments made upon termination following a change-in-control of the Company.

As at December 31, 2013, the total accrued Executive Retirement Plan liability for present and past participants was $25,858,800, an increase of $158,800 from the accrued liability of $25,700,000 as at December 31, 2012. Account balances for each of the Named Executive Officers as at December 31, 2013 are shown in column (d) in the table below:

Defined Contribution Plan Table (1)

(as at December 31, 2013)

Name (a)	Accumulated Value at Start of Year (b)	Compensatory(2) (c)	Accumulated Value at Year End (d)
John L. Thornton	$213,021	$588,021	$814,901
Jamie C. Sokalsky	$3,242,648	$342,388	$3,444,699
Kelvin P.M. Dushnisky	$1,918,386	$259,522	$2,093,877
Ammar Al-Joundi	$111,111	$185,248	$288,465

(1)	Executive Retirement Plan values are denominated in Canadian dollars and are converted from Canadian dollars to U.S. dollars using the following exchange rates reported by the Bank of Canada:

a.	Accumulated Value at Start of Year – December 31, 2012 closing exchange rate of 0.9949
b.	Compensatory Value – annual average exchange rate for 2013 of 1.0299
c.	Accumulated Value at Year End – December 31, 2013 closing exchange rate of 1.0636

(2)	Pursuant to the Executive Retirement Plan, an amount equal to 15% of an Officer’s salary and annual performance incentive received during the year is accrued and accumulated with interest until retirement. Accordingly, the compensatory value for the year ended December 31, 2013 includes 15% of the salary earned in 2013, as well as 15% of the 2012 annual performance incentive that was awarded in February 2013.

POTENTIAL PAYMENTS UPON TERMINATION

The table below outlines the potential payments for all Named Executive Officers upon termination in circumstances other than a change-in-control (see “Potential Payments Upon Change-In-Control Termination for Participating NEOs” on page 68 for further details).

Compensation Element	Resignation	Retirement, Death or Disability(1)	Termination With Cause(2)	Termination Without Cause(2)

Base Salary	Only earned portion	Only earned portion	Only earned portion	Only earned portion plus compensation pursuant to Canadian statutory and common law

Annual Incentive	None	Prorated portion, determined on a case-by-case basis	None	Prorated portion, determined on a case-by-case basis

Stock Options	Unvested portion is forfeited Options exercisable on the date of termination remain exercisable for six months or until the original term to expiry if earlier

For termination due to disability, the exercise period of options is not affected. For termination due to retirement or death, vested options remain exercisable for six months from the date of retirement or death or until the original term to expiry if earlier.

In the event of termination due to retirement or death, the Compensation Committee may in its discretion choose to accelerate vesting of unvested options and/or extend the exercise period to the earlier of three years and the original term to expiry.

			Unvested options are immediately forfeited	In accordance with the 2004 Plan, Compensation Committee discretion to accelerate vesting of unvested options and/or extend the exercise period up to the earlier of three years or the original term to expiry; otherwise forfeited

Restricted Share Units (RSUs)	Unvested RSUs are forfeited	Accelerated vesting of unvested RSUs	Unvested RSUs are forfeited immediately	In accordance with the RSU Plan, Compensation Committee discretion to accelerate and/or extend vesting of unvested RSUs; otherwise forfeited

Performance Restricted Share Units (PRSUs)	Unvested PRSUs are forfeited	Compensation Committee discretion to accelerate vesting of unvested PRSUs if the performance cycle is more than half complete with the number of units vesting being based on performance to the date of retirement, death or disability; otherwise forfeited	Unvested PRSUs are forfeited immediately	In accordance with the RSU Plan, Compensation Committee discretion to accelerate vesting of unvested PRSUs if the performance cycle is half or more complete with the number of units vesting being based on performance to the date of termination; otherwise forfeited

Retirement Plan Benefits	Entitled to receive the total amount accrued under the Executive Retirement Plan	Entitled to receive the total amount accrued under the Executive Retirement Plan	Entitled to receive the total amount accrued under the Executive Retirement Plan	Entitled to receive the total amount accrued under the Executive Retirement Plan

Benefits / Perquisites	Cease as of the last day of employment	In the case of death, benefits are extended for 31 days; otherwise, cease as of the last day of employment	Cease as of the last day of employment	Canadian statutory and common law

(1)	“Disability” means, with respect to a participant, the physical or mental illness of the participant resulting in the participant’s absence from his or her full-time duties with the relevant Barrick Gold Company for a period of time that results in a termination event pursuant to the applicable long-term disability plan of the Barrick Gold Company for which the participant is employed.

(2)	“Cause” is defined as:

(a)	Willful and continued failure by the participant to substantially perform the participant’s duties with the Company (other than any such failure resulting from his or her incapacity due to physical or mental illness or disability (as defined under the plan) or any such failure subsequent to the delivery to the participant of a notice of termination without cause by the Company or the delivery by the participant of a notice of termination for good reason (as defined under the plan) to the Company) after a demand for substantial performance improvement has been delivered in writing to the participant by the Chief Executive Officer, the Chairman, or a committee of the Board of Directors, as appropriate, of the Company which specifically identifies the manner in which the participant has not substantially performed his or her duties;

(b)	Willful engaging by the participant in gross misconduct which is demonstrably and materially injurious to the Company, monetarily or reputationally; or

(c)	The conviction of the participant of a criminal offense involving dishonesty or other moral turpitude; provided that for this purpose of the paragraph (c), no act or failure to act by the participant shall be considered “willful” unless done or omitted to be done by the participant in bad faith and without reasonable belief that the participant’s action or omission was in the best interests of the Company or its affiliates or subsidiaries. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board, based upon the advice of counsel for the Company or upon the instructions of a more senior officer of the Company shall be conclusively presumed to be done, or omitted to be done, by the participant in good faith and in the best interests of the Company. The Company must notify the participant of any event constituting cause within 90 days following the Company’s knowledge of its existence or such event shall not constitute Cause under the relevant change-in-control agreement.

The table below shows the incremental amounts to which our Named Executive Officers would be entitled upon termination (except in connection with a change-in-control), on December 31, 2013.

Potential Payments Upon Termination(1)

Incremental Compensation:	P. Munk	J. Thornton	J. Sokalsky	K. Dushnisky	A. Al-Joundi
Resignation / Termination for Cause	Nil	Nil	Nil	Nil	Nil
Termination without Cause	Nil	Nil	Nil	Nil	Nil
Retirement(2)	$1,822,408	$1,080,157	Nil	Nil	Nil
Termination upon Death or Disability	$1,822,408	$1,080,157	$1,759,725	$992,962	$794,555

(1)	The amounts stated in the table represent the value of accelerating the vesting of unvested RSUs calculated as the product of (i) the number of RSUs where restrictions lapsed because of the termination and (ii) $17.07 (the average of the closing share price of our Common Shares on the Toronto Stock Exchange on the five trading days prior to the date of assumed vesting, December 31, 2013, converted to U.S. dollars based on the Bank of Canada noon rate of exchange on the preceding day, pursuant to the RSU plan).

(2)	Currently, two Named Executive Officers, Messrs. Munk and Thornton, are eligible for accelerated vesting of their RSUs upon “retirement” pursuant to the RSU plan.

POTENTIAL PAYMENTS UPON CHANGE-IN-CONTROL TERMINATION FOR PARTICIPATING NEOS

In the event of a change-in-control, Barrick has agreed with each participating NEO that if his employment is terminated by the Company (other than for cause or disability) or the participating NEO terminates his employment for a Good Reason (as defined below) at any time within two years following the change-in-control (Change-in-Control Termination), such individual is entitled to receive, among other things, the severance benefits described below. These are “double trigger” change-in-control arrangements requiring both a change-in-control of the Company and the termination of the employment of the participating NEO before any payments are owed. Terminations for cause or disability following a change-in-control would be treated the same as they are in non-change-in-control situations. Mr. Munk and Mr. Thornton do not have change-in-control agreements with the Company. Set out below is a general summary of some of the key terms of these change-in-control arrangements:

Pursuant to the agreements, a “change-in-control” is generally defined as:

•	The acquisition by any person or persons acting jointly or in concert of 30% or more of the issued and outstanding Common Shares;

•	Less than 50% of the Board being composed of (i) directors of the Company at the time the respective agreement was entered into and (ii) individuals who subsequently become directors with the agreement of at least a majority of members of the Board at the time the respective agreement was entered into;

•	The consummation of a reorganization, merger, amalgamation, plan of arrangement or consolidation of or involving the Company or a sale or other disposition of all or substantially all of the assets of the Company;

•	The sale or other disposition of assets of the Company having a net asset value of more than 50% of its consolidated assets or which generate more than 50% of its consolidated net income or net cash flow during the most recently completed financial year or during the current financial year; or

•	Approval by the shareholders of the Company of the complete liquidation or dissolution of the Company.

“Good Reason” generally means the occurrence, after a change-in-control, of any of the following events without the participating NEO’s written consent:

•

The assignment to the participating NEO of any duties inconsistent in any respect with the participating NEO’s position, authority, duties or responsibilities, or any other action by the Company which results in a diminution in such position, authority, duties or responsibilities with the Company from that which existed immediately prior to such change-in-control, or in the salary, yearly annual incentive or other compensation, or benefits previously provided to the participating NEO, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the participating NEO and, with respect to the participating NEO’s yearly annual incentive, excluding any diminution in the participating NEO’s yearly annual incentive that (i) was determined in accordance with and using the same policies and practices that were used to determine the participating NEO’s yearly annual incentive in the fiscal year next preceding the fiscal year in which the change-in-control occurs, and (ii) does not represent a reduction of greater than 10% of the yearly annual incentive of the participating NEO, calculated in the manner as described in the Provision for Lump Sum Cash Severance Payment in the table below;

•	Any failure by the Company to comply with any other terms of the participating NEO’s employment as in effect immediately prior to such change-in-control such as salary or annual incentive review, allowable activities and vacation, other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and which is remedied by the company promptly after receipt of written notice thereof given by the participating NEO;

•	The Company requiring the participating NEO (i) to be based at any office or location other than (1) the Greater Toronto Area or (2) at any other office or location previously agreed to in writing by the participating NEO; or (ii) to travel on business to an extent substantially greater than the travel obligations of the participating NEO immediately prior to the change-in-control; or

•	Any other constructive dismissal by the Company of the participating NEO’s employment.

The agreements prohibit the participating NEO from soliciting Barrick employees for a period of two and a half years following termination. The participating NEOs are required to maintain the confidentiality of any confidential or proprietary information concerning Barrick for a period of three years following termination.

The table below outlines the potential payments for the participating NEOs upon a double-trigger Change-In-Control:

Provision	Termination Without Cause	Change-in-Control (double trigger)
Lump Sum Cash Severance Payment:	Earned portion of Base Salary and plus compensation pursuant to Canadian statutory and common law

Earned portion of Base Salary and pro rata Annual Performance Incentive plus 2.5 times the sum of:

■      The greater of:

-       Base salary paid for the most recently completed fiscal year; or

-       The agreed upon base salary for 12-months immediately following the change-in-control and:

■       The greater of:

-       The target Annual Performance Incentive; or

-       The average Annual Performance Incentive paid for the last three completed fiscal years

Stock Options	Vested options remain exercisable for six months from the date of Termination and unvested options are forfeited immediately(1)	Unvested options vest immediately and become exercisable. Unvested options remain exercisable for the lesser of two and half years or the original term to expiry.
Restricted Share Units (RSUs)	Unvested units forfeited(1)	Unvested units vest on the termination date.
Performance Restricted Share Units (PRSUs)	Unvested units forfeited(2)	Value of PRSUs would be determined at the time of change-in-control and payout would only occur on the termination date. If the performance cycle is less than half complete at the time of a change-in-control termination, pro-rata vesting of unvested units based on the target award. If the performance cycle is half or more complete, value determined based on performance to dates.
Retirement Benefits	The total amount accrued under the Executive Retirement Plan	The total amount accrued under the Executive Retirement Plan, plus 2.5 times the annual contribution that would have been credited under the Executive Retirement Plan for the full fiscal year in which employment ceases.
Benefits / Perquisites	Cease subject to requirements of Canadian statutory and common law

Benefits continue until the earlier of 2.5 years after termination, the executive’s normal retirement date, or the executive’s commencement of new full-time employment with a new employer.

Lump sum payment equivalent to 2.5 times of the annual fair value of the automobile benefit, and an option for the executive to purchase the automobile at the remaining cost to the Company under the applicable lease as of the date of termination.

Reimbursement for Job Relocation Counseling Services	Not Applicable	Up to Cdn $25,000 for a maximum period of 18 months following the date of termination.

(1)	In addition, the Compensation Committee may, in its discretion, accelerate vesting of unvested RSUs and unvested options and/or extend the exercise period up to the earlier of three years and the original term to expiry.

(2)	Compensation Committee discretion to accelerate vesting of unvested PRSUs if the performance cycle is half or more complete, provided that the number of units vested is based on performance to the date of termination.

ESTIMATED PAYMENTS UPON CHANGE-IN-CONTROL TERMINATIONS

The following table estimates the amounts that would have been payable to the Named Executive Officers in the circumstance of a Change-in-Control Termination (e.g., earned but unpaid compensation, payouts of Executive Retirement Plan account balances, amount of vested equity, etc.). Except as noted below, estimated amounts provided in the table below assume that a change-in-control occurred and the executive’s employment terminated on December 31, 2013. This table does not show any statutory or common law benefits payable pursuant to Canadian law in the event of termination without cause in the absence of a change-in-control circumstance.

Termination in Connection with Change-in-Control

(by the Company other than for cause, disability or by the executive for Good Reason)

	P. Munk	J. Thornton	J. Sokalsky	K. Dushnisky	A. Al-Joundi
Incremental Compensation:
a) Change-in-Control (Termination)
Cash Severance(1)
Annual Salary	Nil	Nil	$7,404,075	$5,105,286	$3,995,850
Annual Incentive	Nil	Nil	$1,645,350	$1,021,057	$799,170
Unvested Equity Acceleration
Options(2)	Nil	Nil	Nil	Nil	Nil
RSUs(3)	Nil	Nil	$1,759,725	$992,962	$794,555
PRSUs(4)	Nil	Nil	$800,112	$537,625	$219,149
Benefits and Perquisites
Incremental Executive Retirement Plan	Nil	Nil	$1,110,611	$765,793	$599,378
Continued Benefits and Perquisites(5)	Nil	Nil	$144,325	$108,946	$92,945
Job Relocation Counseling Service(6)	Nil	Nil	$23,505	$23,505	$23,505
Total	Nil	Nil	$12,887,703	$8,555,174	$6,524,551
b) Change-in-Control (No Termination)
Total	Nil	Nil	Nil	Nil	Nil

(1)	For the purposes of this analysis, the Annual Salary for each participating NEO is the Lump Sum Cash Severance Payment described in the table on page 69. The annual performance incentive amount represents an amount equal to the maximum annual incentive that would be payable to the participating NEO for the fiscal year during the year of termination (assuming all relevant performance targets are met) prorated to the date of termination. These amounts are converted from Canadian dollars to U.S. dollars as of December 31, 2013 based on the Bank of Canada noon rate of exchange on that day.

(2)	The amounts stated in the table represent the assumed cash value of the accelerated options derived by multiplying (a) the difference between $17.63 (the closing price of our Common Shares on the New York Stock Exchange on December 31, 2013) and the options’ exercise prices, by (b) the number of options whose restrictions lapsed because of the termination.

(3)	The amounts stated in the table represent the product of (a) the number of RSUs whose restrictions lapsed because of the termination and (b) $17.07 (the average closing price of our Common Shares on the Toronto Stock Exchange on the five trading days prior to the date of assumed vesting, December 31, 2013, converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate of exchange on the preceding day, pursuant to the RSU plan).

(4)	For Messrs. Sokalsky, Dushnisky and Al-Joundi, the amounts stated in the table represent the product of (a) the number of PRSUs granted on February 14, 2012 and dividend equivalents credited until December 31, 2013 and the pro-rated portion of the target number of PRSUs granted on February 12, 2013; (b) the portion of PRSUs that vested based on performance between the start of each cycle and December 31, 2013; and (c) $17.07 (the average of the closing share price of Barrick Common Shares on the Toronto Stock Exchange on the five trading days prior to the date of assumed vesting, December 31, 2013, converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate of exchange on the preceding date pursuant to the RSU plan). Mr. Al-Joundi was appointed Executive Vice President and Chief Financial Officer of Barrick on July 10, 2012 and as such did not receive PRSU awards prior to December 31, 2013. Please see table for more details.

	PRSUs Granted (and Dividend Equivalents Credited) as at December 31, 2013			Performance Tracked for Each Grant at December 31, 2013
	J. Sokalsky	K. Dushnisky	A. Al-Joundi
February 14, 2012 PRSU Grant	15,386	14,504	Nil	88.98%
(21.5 of 36 months in cycle)
February 12, 2013 PRSU Grant*	29,068	16,285	11,247	114.2%
(10.5 of 36 months in cycle)

*Grants are prorated to reflect less than half of performance cycle complete.

(5)	The agreements effective December 5, 2012 provide benefit continuation under all life insurance, medical, dental, health and accidental and disability plans for a period of two and a half years for each participating NEO. Barrick will also provide a cash payment in lieu of the continued use of the automobile for a two and a half year period for each participating NEO. The annual amounts shown below have been converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate of exchange as of December 31, 2013 (1.0636), and the total costs have then been multiplied by a multiple of 2.5 times for each of Messrs. Sokalsky, Dushnisky and Al-Joundi pursuant to their change-in-control agreements.

Benefits and Perquisites for Severance Calculation

	Group Life	Group AD&D	Group Health	Car Lease	Total	Multiple	Continued Benefits And Perquisites
P. Munk	Nil	Nil	Nil	Nil	Nil	Nil	Nil
J. Thornton	Nil	Nil	Nil	Nil	Nil	Nil	Nil
J. Sokalsky	$20,277	$5,641	$5,641	$26,170	$57,730	2.5x	$144,325
K. Dushnisky	$7,368	$4,798	$5,641	$25,770	$43,578	2.5x	$108,946
A. Al-Joundi	$2,572	$2,970	$5,641	$25,995	$37,178	2.5x	$92,945

(6)	The agreements provide for 18 months of job relocation counselling services up to a maximum cost of Cdn $25,000. The amounts shown here are based on an estimated cost of Cdn $25,000 converted to U.S. dollars based on the Bank of Canada noon rate of exchange as of December 31, 2013 (1.0636).

OTHER INFORMATION

EQUITY COMPENSATION PLAN INFORMATION

Barrick has implemented two compensation plans under which our Common Shares have been authorized for issuance. In 1996, shareholder and regulatory approval was obtained to implement our Amended and Restated Stock Option Plan (the Amended and Restated Plan). In 2004, shareholder and regulatory approval was obtained to implement the Company’s 2004 Plan. In 2007, shareholder and regulatory approval was obtained for amendments to the 2004 Plan.

The purpose of the Amended and Restated Plan and the 2004 Plan (collectively, the Option Plans) is to provide key employees and consultants of the Company and its subsidiaries with compensation opportunities that encourage share ownership and enhance our ability to attract, retain and motivate key personnel. The Option Plans are designed to reward significant performance achievements.

While the Company’s directors are eligible to receive options under the Amended and Restated Plan, the Company has not granted stock options to non-executive directors since May 2003. Non-executive directors are not eligible to participate in the 2004 Plan. The Compensation Committee determined in 2013 to cease granting stock options as a component of executive compensation going forward.

The Compensation Committee administers the Option Plans. All grants of options by the Compensation Committee under the Option Plans are subject to approval by the Board.

The following table provides information as of December 31, 2013 and March 1, 2014 regarding Common Shares issuable upon the exercise of options under each of our Option Plans, as well as the number of Common Shares available for issuance under each such plan.

EQUITY COMPENSATION PLANS

Equity Compensation Plan Information	Number of Common Shares to be Issued on Exercise of Outstanding Options (a)		Weighted Average Exercise Price of Outstanding Options (b)				Number of Common Shares Available for Future Issuance Under Option Plans (Excludes Common Shares Included in Column (a))
Option Plans Approved by Shareholders(1)(2)	as at December 31, 2013	as at March 1, 2014	as at December 31, 2013		as at March 1, 2014		as at December 31, 2013	as at March 1, 2014
Amended and Restated Plan	105,000	100,000	Cdn $	18.54	Cdn $	18.09	6,675,212	6,680,212
2004 Plan	6,327,737	6,234,856	US $	41.44	US $	41.43	1,276,775	1,369,656

(1)	In addition, Barrick inherited the stock option plan of Placer Dome Inc. when it acquired that company. As at December 31, 2013, 98,409 Common Shares were issuable on the exercise of options under the Placer Dome Inc. 1987 Stock Option Plan (the Placer Dome Plan), with a weighted average exercise price of US $20.54. As at March 1, 2014, 67,833 Barrick Common Shares were issuable upon the exercise of outstanding options under the Placer Dome Plan, with a weighted average exercise price of US$20.82. Excluding the Common Shares to be issued upon the exercise of outstanding options, no Common Shares remain available for issuance under the Placer Dome Plan.

(2)	Options granted under the Amended and Restated Plan are priced in Canadian dollars. Options granted under the Placer Dome Plan were issued with U.S. dollar exercise prices. Options granted under the 2004 Plan are priced in U.S. dollars. For the purpose of determining the weighted average exercise prices of our options, Canadian dollar exercise prices were converted to U.S. dollars using the Bank of Canada noon rate of exchange as at December 31, 2013 and March 1, 2014, respectively.

KEY FEATURES OF OUR OPTION PLANS

	Amended and Restated Plan	2004 Plan
Maximum Number of Common Shares Issuable	35,000,000 Common Shares	16,000,000 Common Shares
Total Common Shares Issued and Issuable as of March 1, 2014	22,613,438 Common Shares, or 1.94% of the Company’s issued share capital, of which only 100,000 Common Shares are currently issuable on the exercise of outstanding options, representing 0.01% of the Company’s issued share capital.(1)	14,630,344 Common Shares, or 1.26% of the Company’s issued share capital, of which only 6,234,856 Common Shares are currently issuable on the exercise of outstanding options, representing 0.54% of the Company’s issued share capital.(2)
Stock Options Available for Issue as of March 1, 2014	6,680,212 stock options available for grant, or 0.57% of the Company’s issued share capital.	1,369,656 stock options available for grant, or 0.12% of the Company’s issued share capital.
Stock Options Issued in 2013	100,000 stock options were issued in 2013, or 0.009% of the Company’s issued share capital as at December 31, 2013.	1,104,449 stock options were issued in 2013, or 0.09% of the Company’s issued share capital as at December 31, 2013.
Issuance Limits	The total number of Common Shares to be optioned to any optionee together with any Common Shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of the number of our Common Shares on the date of the grant.	The total number of Common Shares to be optioned to any optionee together with any shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of our Common Shares on the date of the grant.

In addition, the 2004 Plan (a) limits the aggregate number of Common Shares issuable to our insiders under any of our share compensation plans to not greater than 10% of our issued and outstanding Common Shares and (b) limits the number of Common Shares issued to our insiders in any one year period under any of our share compensation plans to not greater than 10% of our issued and outstanding Common Shares.

(1)	As of March 1, 2014, 21,944,288 Barrick Common Shares had been issued pursuant to options granted under the Amended and Restated Plan, representing 1.88% of the Company’s outstanding capital as of that date. As of March 1, 2014, there were options outstanding to purchase an aggregate of 100,000 Barrick Common Shares under the Amended and Restated Plan, representing 0.01% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited or cancelled.
(2)	As of March 1, 2014, 8,395,488 Barrick Common Shares had been issued pursuant to options granted under the 2004 Plan, representing 0.72% of the Company’s outstanding capital as of that date. As of March 1, 2014, there were options outstanding to purchase an aggregate of 6,234,856 Barrick Common Shares under the 2004 Plan, representing 0.54% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited or cancelled who are party to a change-in-control agreement with the Company in the event of a change-in-control of Barrick.

KEY TERMS AND CONDITIONS OF THE AMENDED AND RESTATED PLAN

Maximum Option Term	10 years from date of grant.

Strike Price	The exercise price of each option granted under the Amended and Restated Plan is determined by the Compensation Committee. Each option granted has an exercise price not less than the closing price of our Common Shares on the Toronto Stock Exchange on the last trading day before the day the option is granted.

Vesting and Exercise of Options	Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of ten years, vesting over a period of four years. The Amended and Restated Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are party to a change-in-control agreement with the Company in the event of a change-in-control of Barrick.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.

Expiry of Options	Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause, but including termination by reason of the death of the optionee, then the option may be exercised within three months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such options at the date of the termination of employment or death of the optionee. However, in the case of the optionee’s death, the Committee may in its discretion extend the time in which the optionee’s legal representative can exercise an option to a date that does not exceed the original expiration date of the option.

Termination and Amendments	The Board may at any time terminate the Amended and Restated Plan and may amend such plan in such respects as the Board deems appropriate, subject to regulatory or shareholder approval where required, provided that amendments or termination may not alter or impair options previously granted under the Amended and Restated Plan without the consent of the applicable optionee.

KEY TERMS AND CONDITIONS OF THE 2004 PLAN

Maximum Option Term	7 years from date of grant.

Strike Price	The exercise price of each option granted under the 2004 Plan is determined by the Compensation Committee. The exercise price of each option granted may not be less than the closing price of our Common Shares on either the Toronto Stock Exchange or the New York Stock Exchange, as determined by the Committee, on the last trading day before the day the option is granted. Repricing of options is expressly prohibited.

The 2004 Plan permits the granting of options during a Blackout Period at an exercise price equal to the greater of (a) the market price of our Common Shares at the time of the grant, and (b) the market price of our Common Shares at the close of trading on the first business day following the expiry of the Blackout Period, provided that in no event shall any options granted during the Blackout Period be exercisable until after the exercise price has been fixed.

“Blackout Period” means a period in which trading of our securities by an option holder is restricted pursuant to (a) the Company’s written policies (such as its Insider Trading Policy) or (b) a trading blackout imposed on an option holder by the Company.

Vesting and Exercise of Options	Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of seven years, vesting over a period of four years. The 2004 Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are party to a change-in-control agreement with the Company in the event of a change-in-control of Barrick.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.

Expiry of Options	Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause, and retirement.

In the event the option would otherwise expire during or within 10 business days of a Blackout Period, the expiry date of the option is extended to the date that is the 10th business day following the date of expiry of the Blackout Period.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the option may be exercised within six months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such options at the date of the termination of employment or death of the optionee. However, the Committee may in some cases accelerate the vesting of any unvested options or extend the time in which the optionee, or in the case of the optionee’s death, the optionee’s legal representative, can exercise an option to a date that does not exceed the earlier of the original expiration date of the option and three years from the termination of employment or death of the optionee, as the case may be.

Termination and Amendments	The Board may amend, suspend, discontinue or terminate the 2004 Plan and any outstanding option granted under such plan at any time without notice to or approval by the shareholders of the Company (provided that, in the case of any action taken in respect of an outstanding option, the optionee’s consent to such action is required unless the Board determines that the action would not materially and adversely affect such optionee), for any purpose whatsoever, provided that all material amendments to the 2004 Plan shall require the prior approval of the shareholders of the Company. The 2004 Plan sets out a non-exhaustive list of the types of amendments that are not material that the Board is entitled to make without shareholder approval.

Performance Measures	Subject to the approval of the Board, the Committee may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the optionee. The Compensation Committee may consider one or more of the following performance measures: net income, cash flow, net asset value, production performance, production growth and reserve growth. Individual performance measures that the Committee may implement under the 2004 Plan will vary according to the individual’s ability to affect business results. However, as noted on page 49 of the Circular, the Compensation Committee determined in 2013 to cease granting stock options as a component of executive compensation going forward.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

During 2013, we purchased insurance for the benefit of our directors and officers and those of our subsidiaries against liabilities incurred by them in their capacity as directors and officers, subject to certain limitations contained in the OBCA. The premium for such insurance was $2.0 million. The policy provides coverage to each director and officer of $250 million in the policy year from July 12, 2013 to July 12, 2014.

In accordance with the provisions of the OBCA, our by-laws provide that we will indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Company’s request as a director or officer (or in a similar capacity) of another entity against all costs, charges and expenses, including amounts paid to settle an action or to satisfy a judgment reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of the association with the Company or other entity if the individual acted honestly and in good faith with a view to the best interests of the Company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer (or in a similar capacity) at the Company’s request. If we become liable under the terms of our by-laws, our insurance coverage will extend to our liability; however, each claim will be subject to a deductible of $2.5 million or $5 million, depending on the nature of the claim.

INDEMNIFICATION CLAIMS IN 2013

During 2013, certain current and former officers were indemnified by the Company for costs incurred by them in their capacity as directors and officers of Barrick. Jamie Sokalsky (Chief Executive Officer and former Chief Financial Officer), Ammar Al-Joundi (Chief Financial Officer) and Aaron Regent (former Chief Executive Officer) and the Company were named as defendants in several class action complaints filed in the U.S. District Court for the Southern District of New York between June and August 2013.

The complaints were consolidated and amended in December 2013 to also name Sybil Veenman (Senior Vice President and General Counsel), Peter Kinver (former Chief Operating Officer), Igor Gonzales (former Chief Operating Officer) and George Potter (former Senior Vice President, Capital Projects) as additional defendants. The Company has retained a law firm to act as common defense counsel for the Company and the seven individual defendants. The costs of defending these actions are covered by the Company’s directors’ and officers’ insurance policy and amounted to $584,000 in 2013. The complaints allege that the defendants made false and misleading statements to the investing public relating to the Pascua-Lama project. The Company is vigorously defending the class action complaints.

SCHEDULE A

BY-LAW NO. 2

BARRICK GOLD CORPORATION

BY-LAW NO. 2

1.                             A by-law relating generally to the nomination of persons for election of directors of BARRICK GOLD CORPORATION (the “Corporation”).

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

INTRODUCTION

2.                             The purpose of this Advance Notice By-law (“By-Law No. 2”) is to establish the conditions and framework under which holders of record of common shares of the Corporation may exercise their right to submit director nominations by fixing a deadline by which such nominations must be submitted by a shareholder to the Corporation prior to any annual or special meeting of shareholders, including without limitation setting forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form.

NOMINATIONS OF DIRECTORS

3.                             Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a “proposal” made in accordance with section 99 of the Act, or a requisition of the shareholders made in accordance with Part VII of the Act; or

(c)	by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this By-Law No. 2 and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this By-Law No. 2.

4.                             In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 5 below) and in proper written form (in accordance with paragraph 7 below) to the Secretary of the Corporation at the principal executive offices of the Corporation.

5.                             To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

(a)	in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

6.                             The time periods for the giving of a Nominating Shareholder’s notice set forth in paragraph 5 above shall in all cases be determined based on the original date of the annual meeting or the first public announcement of the date of the annual or special meeting, as applicable, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such notice.

7.                             To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must:

(a)	set forth, as to each person whom the Nominating Shareholder proposes to nominate for election as a director (each, a “Proposed Nominee”):

(A)	the name, age, business address and residential address of the person;

(B)	the principal occupation or employment of the person for the past five years;

(C)	the status of such person as a “resident Canadian” (as such term is defined in the Act);

(D)	the class or series and number of shares in the capital of the Corporation which are directly or indirectly controlled or which are directly or indirectly owned beneficially or of record by the Proposed Nominee and his or her associates or affiliates as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and the date(s) on which such shares were acquired;

(E)	full particulars regarding any contract, agreement, arrangement, understanding or relationship (collectively, “Arrangements”), including without limitation financial, compensation and indemnity related Arrangements, between the Proposed Nominee or any associate or affiliate of the Proposed Nominee and any Nominating Shareholder or any of its Representatives;

(F)	any other information relating to the Proposed Nominee or his or her associates or affiliates that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(G)	a duly completed personal information form in respect of the Proposed Nominee in the form prescribed by the principal stock exchange on which the securities of the Corporation are then listed for trading;

(b)	set forth, as to each Nominating Shareholder giving the notice and each beneficial owner, if any, on whose behalf the nomination is made:

(A)	the name, age, business address and, if applicable, residential address of such person;

(B)	the class or series and number of shares in the capital of the Corporation which are directly or indirectly controlled or which are directly or indirectly owned beneficially or of record by such person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and the date(s) on which such shares were acquired;

(C)	full particulars regarding (i) any proxy or other Arrangement pursuant to which such person or any of its Representatives has a right to vote or direct the voting of any shares of the Corporation, and (ii) any other Arrangement of such person or any of its Representatives relating to the voting of any shares of the Corporation or the nomination of any person(s) to the Board;

(D)	full particulars regarding any Arrangement of such person or any of its Representatives, the purpose or effect of which is to alter, directly or indirectly, the economic interest of such person or any of its Representatives in a security of the Corporation or the economic exposure of any such person or any of its Representatives to the Corporation;

(E)	full particulars of any direct or indirect interest of such person or any of its Representatives in any contract with the Corporation or with any of the Corporation’s affiliates, competitors or material suppliers;

(F)	full particulars regarding any Arrangement, including without limitation financial, compensation and indemnity related Arrangements, between the Proposed Nominee or any associate or affiliate of the Proposed Nominee and such person or any of its Representatives;

(G)	a representation that the Nominating Shareholder is a holder of record of securities of the Corporation, or a beneficial owner, entitled to vote at such meeting and intends to appear in person or by proxy at the applicable shareholders’ meeting to propose such nomination;

(H)	a representation as to whether such person or any of its Representatives intends to deliver a proxy circular and/or form of proxy to any shareholder of the Corporation in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Corporation in support of such nomination; and

(I)	any other information relating to such person or any of its Representatives that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(c)	be accompanied by a questionnaire, representation and agreement, as required by paragraph 8 below, duly completed and signed by each Proposed Nominee, and a written consent signed by each Proposed Nominee consenting to serve as a director of the Corporation if elected.

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation or a member of any committee of the Board, with respect to independence or any other relevant criteria for eligibility or that could be material to a reasonable shareholder’s understanding of the independence or eligibility, or lack thereof, of such proposed nominee.

8.                             A completed questionnaire as required by paragraph 7(c) above shall be in the form provided by the Secretary of the Corporation (upon written request of the Nominating Shareholder), shall include information regarding the background, independence and qualification of each Proposed Nominee and the background of each Nominating Shareholder, and shall include a written representation and agreement (in the form provided by the Secretary of the Corporation upon written request of the Nominating Shareholder) confirming, among other things:

(a)	that such Proposed Nominee is qualified to act as a director of the Corporation pursuant to the Act and the by-laws of the Corporation; and

(b)	that neither such Proposed Nominee nor any of his or her associates or affiliates is a party to or will become a party to any Arrangement with, or has given or will give any commitment or assurance to, any person, as to how such Proposed Nominee, if elected as a director of the Corporation, will act or vote on any issue or question, or with respect to any direct or indirect compensation, payment, reimbursement, indemnification or other financial arrangement or understanding in connection with candidacy or service or action as a director of the Corporation, that has not been disclosed to the Corporation in accordance with the foregoing provisions of this By-Law No. 2.

9.                             All information to be provided in a timely notice pursuant to paragraph 7 above shall be provided as of the date of such notice. If requested by the Corporation, the Nominating Shareholder shall update such information forthwith so that it is true and correct in all material respects as of the date that is 10 business days prior to the date of the meeting, or any adjournment or postponement thereof.

10.                             For the avoidance of doubt, paragraph 3 above shall be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation. No person shall be eligible for election as a director of the Corporation unless such person has been nominated in accordance with the provisions of this By-Law No. 2; provided, however, that nothing in this By-Law No. 2 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which such shareholder would have been entitled to submit a proposal pursuant to section 99 of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

11.                             For purposes of this By-Law No. 2:

(a)	“Act” means the Business Corporations Act, R.S.O. 1990, c. B.16 and the regulations thereunder, as from time to time amended, and every statute or regulation that may be substituted therefor and, in the case of such amendment or substitution, any reference in this By-Law No. 2 shall be read as referring to the amended or substituted provisions;

(b)	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada;

(c)	“public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

(d)	“Representatives” of a person means the affiliates and associates of such person, all persons acting jointly or in concert with any of the foregoing, and the affiliates and associates of any of such persons acting jointly or in concert, and “Representative” means any one of them.

12.                             Notwithstanding any other provision of this By-Law No. 2 or any other by-law of the Corporation, any notice or other document or information required to be given to the Secretary of the Corporation pursuant to this By-Law No. 2 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive offices of the Corporation, emailed (to the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

13.                             Notwithstanding the foregoing, the Board may, in its sole discretion, waive all or any of the requirements in this By-Law No. 2.

14.                             The chair of any meeting of shareholders of the Corporation shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this By-Law No. 2, and if any proposed nomination is not in compliance with such provisions, must declare that such defective nomination shall not be considered at any meeting of shareholders.

15.                             Despite any other provision of this By-Law No. 2, if the Nominating Shareholder (or a qualified representative of the shareholder) does not appear at the meeting of shareholders of the Corporation to present the nomination, or if a Proposed Nominee fails to meet with the Corporate Governance and Nominating Committee (or its equivalent) at such committee’s request, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

16.                             Nothing in this By-Law No. 2 shall obligate the Corporation or the Board to include in any proxy statement or other shareholder communication distributed by or on behalf of the Corporation or the Board any information with respect to any proposed nomination or any Nominating Shareholder or Proposed Nominee.

PASSED by the directors of the Corporation on July 31, 2013.

SCHEDULE B

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Board is committed to acting in the best interests of the Company and its shareholders. Sound corporate governance practices contribute to achieving our strategic and operational plans, goals and objectives. The Company’s current corporate governance policies and practices are consistent with the Canadian Securities Administrators’ National Policy 58-201 – Corporate Governance Guidelines and National Instrument 58-101. Barrick’s policies and practices also take into account rules of the Toronto Stock Exchange and the corporate governance standards adopted by the New York Stock Exchange (the NYSE Standards), even though the majority of the NYSE Standards do not directly apply to us as a Canadian company. We have summarized below the significant differences between our corporate governance practices and NYSE Standards which are applicable to U.S. companies:

•	As a result of the resignations of Messrs. Donald Carty and Robert Franklin in December 2013, as a temporary matter, a majority of our Board is not currently comprised of independent directors. With the election of the four first time director nominees at our Meeting, the proportion of our independent Directors would increase to two-thirds of the Board, thereby complying with the independence requirement prescribed by the NYSE Standards.
•	Section 303A.08 of the NYSE Standards requires shareholder approval of all “equity compensation plans” and material revisions. The definition of equity compensation plans under the NYSE Standards covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. In comparison, the TSX rules require shareholder approval of security-based compensation arrangements only in respect of arrangements which involve the delivery of newly issued securities or specified amendments thereto. Therefore, Barrick does not seek shareholder approval for equity compensation plans and amendments unless they involve newly issued securities or constitute specified amendments under the TSX rules.

Barrick’s corporate governance framework includes the mandates and key practices of the Board and its committees, as well as a set of Corporate Governance Guidelines available on our website at www.barrick.com/company/governance. Additional governance information is available on Barrick’s website, including our Code of Business Conduct and Ethics and our Disclosure Policy.

Reference should also be made to the sections of this Circular titled “Our Corporate Governance Initiatives” and “Committees of the Board” on pages 8 and 24, respectively, for a description of recent changes to our corporate governance policies and practices and for details relating to the Board’s five standing committees.

Board Mandate and Responsibilities

Our Board is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board has adopted a formal mandate which describes its major responsibilities, goals and duties. Barrick has an experienced Board that has made a significant contribution to the success of the Company. With the anticipated addition of four new independent members of the Board following the Meeting, the Board will gain access to fresh perspectives and the valuable experience of the first time nominees. See the section of the Circular titled “Our Corporate Governance Initiatives – Board Renewal” on page 8.

The Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy its legal mandate to supervise the business and affairs of the Company, and that there are sufficient systems and procedures in place to enable the Board to function independently of management. In performing its role, our Board makes major policy decisions, participates in strategic planning, delegates to management the authority and responsibility for day-to-day affairs, and reviews management’s performance and effectiveness. The full text of the Board’s mandate is set out in Schedule C to this Circular. Since our last annual meeting, the Board reviewed and approved its mandate.

Some of the Board’s major supervisory responsibilities are described below.

Strategic Planning

One of the Board’s major responsibilities is to review, with management, our strategic goals and objectives. Throughout the year, the Board reviews the Company’s operating plans and budgets, which take into account the opportunities and principal risks of our business. The Board is provided with regular updates on the implementation of our strategies, plans and budgets and any regulatory, environmental or social constraints that may impact the achievement of the Company’s business objectives.

Risk Oversight

The Board believes that an enterprise-wide approach to risk management allows the Company to efficiently and effectively assess risks so that they can be prioritized and addressed appropriately.

Risk is an inherent component of our business. However, effective enterprise risk management enables the Company to meet its strategic objectives. Barrick’s enterprise risk management model is focused on top-level risks and provides a framework to:

•	identify, assess and communicate inherent and residual risk;
•	embed enterprise risk management responsibilities into our operating model;
•	integrate risk responses into our strategic priorities and business plans; and
•	provide assurance to the senior leadership team and relevant Board Committees on the effectiveness of our risk control measures.

The Board oversees the Company’s enterprise risk and internal control frameworks principally through the Audit Committee, which is composed entirely of independent directors. Through the Audit Committee, the Board receives regular reports on enterprise level risks to Barrick’s business and monitors the processes employed to identify, assess and communicate those risks. Through the Compensation Committee, also composed entirely of independent directors, the Board oversees the alignment of Barrick’s executive compensation programs with strategic priorities, including programs implemented to manage risks related to compensation practices. Through the Finance Committee, the Board oversees the design and execution of Barrick’s financial risk management programs, including commodity, currency and interest rate hedging. Through the Corporate Responsibility Committee, the Board oversees the development of risk management programs relating to Barrick’s environmental, safety and health, corporate social responsibility, security and human rights exposures.

Integrity of Internal Controls

The Board is responsible for overseeing the Company’s internal control environment. The Board exercises oversight of assurance activities designed to provide comfort on the effectiveness of internal controls principally through the Audit Committee. The Audit Committee regularly reviews reports from the heads of the Company’s governance and enterprise risk and internal audit groups, as well as from our independent auditor to assess the adequacy and effectiveness of our internal controls over financial reporting and disclosure controls and procedures and other controls considered critical to the management of enterprise level risks.

Through the Audit Committee, the Board oversees assurance relating to accounting and financial reporting and external disclosure. The Audit Committee also approves our consolidated financial statements and other external reporting and audit requirements. Through the Corporate Responsibility Committee, the Board oversees assurance relating to our environment, safety and health, corporate social responsibility, security and human rights performance.

Succession Planning and Evaluating Senior Management

Effective March 2014, the Corporate Governance and Nominating Committee assists the Board in reviewing senior leadership succession, including for the Chairman and the Chief Executive Officer. The Corporate Governance and Nominating Committee conducts an annual performance evaluation of the Chairman and provides a report on the performance evaluation to the Board and the Compensation Committee. The Compensation Committee recommends to the Board the Chairman’s total annual compensation. The performance review for the Chief Executive Officer is conducted by the Chairman and the Lead Director who provide their report on his performance to the Board and the Compensation Committee. The Compensation Committee recommends to the Board the Chief Executive Officer’s total annual compensation. The compensation of the Chairman, Co-Chairman and Chief Executive Officer and other executive directors is approved by our independent directors. The Compensation Committee also reviews with the Chief Executive Officer the performance of his direct reports and his recommendations for their total annual compensation. The Compensation Committee bases its recommendations on Barrick’s established policies and input from the Committee’s independent compensation consultant, as well as on the performance of each individual executive and the performance of the Company. Executive compensation is considered in the context of the overall stewardship and governance of the Company.

Communications and Shareholder Engagement

The Board is committed to engaging actively with our shareholders as part of its oversight and direction of the Company. Shareholders may provide feedback to our Board by writing to our Chairman care of the Corporate Secretary at the address set out below. Shareholders may also communicate directly with our independent directors by writing to our Lead Director care of the Corporate Secretary at the address set out below.

Attention: Corporate Secretary

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Fax: 416-861-2492

Email: corporatesecretary@barrick.com

We have adopted a Disclosure Policy that enshrines our commitment to providing timely, factual and accurate disclosure of material information about the Company to our shareholders, the financial community, and the public. The Company has adopted disclosure practices that ensure material information is not disclosed to investors, analysts or others on a selective basis in contravention of applicable securities laws. Any communications or meetings with our shareholders or others will comply with those disclosure practices. The Board reviews and approves the contents of major disclosure documents, including our Annual Report, quarterly reports to shareholders, Annual Information Form, and Information Circular. A copy of our Disclosure Policy is available on our website at www.barrick.com/company/governance, and shareholders will receive a paper copy on request.

Communications regarding our business and operations, financial results and strategy are provided by senior management periodically throughout the year in many ways, including our annual and quarterly reports, Annual Information Form, responsibility report, news releases, and through industry and investor conferences and meetings with analysts and significant investors. Management also hosts conference calls and webcasts for quarterly earnings releases and major corporate developments as soon as practical after they are publicly announced. These disclosure documents, investor presentations, conference calls and webcasts are available through our website at www.barrick.com/investors.

Shareholders may communicate their views to management through the Company’s Investor Relations department at:

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Tel: 416-861-9911

Toll-free within Canada and United States: 1-800-720-7415

Fax: 416-861-2492

Email: investors@barrick.com

Corporate Governance

Through the Corporate Governance and Nominating Committee, which is composed entirely of independent directors, the Board monitors best practices in corporate governance, develops corporate governance guidelines and establishes appropriate structures and policies to allow the Board to function effectively and independently of management. The Corporate Governance and Nominating Committee recommends corporate governance policy changes to the Board as appropriate, and the Board approves our corporate governance guidelines annually. For a discussion of recent corporate governance policies and practices adopted by the Company please refer to the section of the Circular titled “Our Corporate Governance Initiatives – Other New Corporate Governance Initiatives” on page 9.

Board Composition and Nomination of Directors

Shareholders elect directors annually to hold office until our next annual meeting or until their successors are elected or appointed. Shareholders vote for individual directors. Between shareholder meetings, the Board may appoint additional directors within the maximum number set out in the Articles of the Company and provided that, after such appointments, the total number of directors would not be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders. The Articles of the Company provide for a minimum of five and a maximum of 20 directors.

The Corporate Governance and Nominating Committee, composed entirely of independent directors, regularly reviews the size and composition of the Board to ensure the Board has an appropriate level of skills, expertise, independence and financial acumen to:

•	fulfill the mandate of the Board;
•	provide effective oversight of an international corporation in the mining industry; and
•	staff five standing committees (three of which must be composed entirely of independent directors and, following the meeting, the remaining two committees to be composed of a majority of independent directors).

Based on their assessment of the existing experience and strengths of the Board and the needs of the organization, the Committee and the Board determine the competencies, skills and personal qualities they should seek in new Board members. In selecting nominees as new directors, the Committee assesses the ability to contribute to the effective management of the Company, taking into account the needs of the Company and the individual’s background, experience, perspective, skills and knowledge that are appropriate and beneficial to the Company.

Nominees for membership to the Board are recommended to the Board by the Committee. In identifying candidates, the Committee consults broadly with the other members of the Board and may, at its discretion, retain external consultants to assist with sourcing the best available candidates and/or consult with key shareholders and business leaders in Canada, the United States and elsewhere in the world. Throughout the director nomination process, the Committee provides updates to the Board and solicits input on candidates. Candidates are interviewed by members of the Committee and other directors as appropriate. The Committee ultimately submits recommendations on Board composition to the full Board, which approves the nominees for submission to shareholders and election to the Board.

As described in this Circular under “Our Corporate Governance Initiatives – Board Renewal” starting on page 8, there are four new independent nominees for election to the Board this year. The Board is confident that the new proposed nominees will make valuable contributions to our Board. The experience and areas of expertise of all our nominees to the Board are described in their biographies starting on page 11 of this Circular.

Board Leadership

Mr. Peter Munk, Chairman of the Board, will retire from the Board at the Meeting, and the Board intends to appoint Mr. John Thornton, Co-Chairman of the Board, as Chairman of the Board immediately following the Meeting. Barrick does not intend to appoint a replacement Co-Chairman.

The Chairman provides leadership and direction to the Board, facilitates the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under its mandate. More specifically, the Chairman chairs each meeting of the Board and works in consultation with the Co-Chairman, Lead Director and Chief Executive Officer to, among other things, plan and organize the activities of the Board, and ensure that the Board has all the information it needs to discuss the matters brought before the Board. The Chairman also works with the Co-Chairman and the Chief Executive Officer to monitor progress on strategic planning and implementation. From time to time, the Chairman meets with representatives of our shareholders and other stakeholders on behalf of the Board. The responsibilities of the Co-Chairman are consistent with those of the Chairman and also include working with the Chairman and Chief Executive Officer to develop potential strategic alternatives for the future growth of the Company and driving the overall execution of the Company’s strategy in conjunction with the Chief Executive Officer.

The Board has no established policy on whether or not to have a non-executive chairman and believes that it is in the best interests of the Company and its shareholders for the Board to determine which director is best qualified to serve as Chairman.

Because the Chairman is not an independent director, the independent directors elect annually an independent director to serve as Lead Director. On December 30, 2013, Mr. Brett Harvey was elected as the Lead Director. The Lead Director provides leadership to the Board and particularly to the independent directors. The Lead Director facilitates the functioning of the Board independently of management, serves as an independent leadership contact for directors and shareholders, and assists in maintaining and enhancing the quality of the Company’s corporate governance. Among other things, the Lead Director chairs meetings of the independent directors and non-executive directors following each Board meeting (including special meetings), participates in the annual performance evaluation of the Chief Executive Officer and has the responsibility of consulting with the Chairman regarding the agenda and associated materials for Board Meetings.

The Chief Executive Officer, Mr. Jamie Sokalsky, is also a member of the Board. The responsibilities of the Chief Executive Officer are subject to the oversight of the Board and include general supervision of the business of the Company, providing leadership and vision to the Company, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets.

The Board has adopted position descriptions for the Chairman of the Board, Co-Chairman of the Board, committee chairs, Lead Director and Chief Executive Officer.

The Board believes it is functioning effectively under its current structure, and that the current structure provides appropriate oversight protections.

Expectations of Directors

The Board has adopted Corporate Governance Guidelines to promote the effective functioning of the Board and its committees which contain the expectations of how the Board should manage its affairs and perform its responsibilities. Among other things, the Corporate Governance Guidelines establish a minimum attendance requirement for directors of 75% of all Board and committee meetings, subject to extenuating circumstances, a minimum share ownership requirement for directors, and a requirement that directors make every reasonable effort to attend our annual meeting of shareholders.

Directors are required to tender their resignation for consideration by the Corporate Governance and Nominating Committee and the Board upon the occurrence of certain events such as a failure to meet minimum attendance requirements, a change in principal occupation or country of residence, or any other change in personal or professional circumstances that might reasonably be perceived as adversely affecting the director’s ability to effectively serve the Company. Directors are permitted to serve as directors on boards of other organizations so long as such directorships do not create a conflict of interest with their duties to the Company. Directors are required to advise the Chairman of the Board and the Chairman of the Corporate Governance and Nominating Committee prior to accepting a directorship of another public company or of any actual or potential competitor, business partner or significant investor in the Company and to ensure that such service is consistent with Barrick’s conflict of interest standards.

A copy of our Corporate Governance Guidelines is available on our website at www.barrick.com/company/governance, and shareholders will receive a paper copy on request.

Majority Voting Policy

The Company has adopted a majority voting policy as part of its Corporate Governance Guidelines. The majority voting policy provides that any nominee proposed for election as a director in an uncontested election who receives a greater number of votes withheld than votes in favour of their election must promptly tender his or her resignation to the Chairman of the Board. Any such resignation will take effect on acceptance by the Board. This policy applies only to uncontested elections of directors where the number of nominees is equal to the number of directors to be elected. The Corporate Governance and Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether it should be accepted. The Board will have 90 days to make a final decision on the proposed resignation and will announce its determination by way of press release. The director will not participate in any Committee or Board deliberations on their resignation offer. If a resignation is accepted, the Board may appoint a new director to fill the vacancy.

Term Limits and Retirement Policy

Barrick does not impose term limits on its directors as we take the view that term limits are an arbitrary mechanism for removing directors which can result in valuable, experienced directors being forced to leave the Board solely because of length of service. Instead, we believe that directors should be assessed based on their ability to continue to make a meaningful contribution. Barrick’s annual performance review of directors assesses the strengths and weaknesses of directors and, in our view, is a more meaningful way to evaluate the performance of directors and to make determinations about whether a director should be removed due to under-performance. See “Annual Performance Assessments” below.

In 2014, the Board determined that it is in the best interests of the Company not to have a mandatory retirement requirement for directors. Rather, the Corporate Governance and Nominating Committee, in consultation with the Lead Director, oversees a rigorous annual assessment of the Board, the committees of the Board, and each director to assess the overall performance of the Board and to measure the contributions made by the Board as a whole, by each committee and by each director.

Independence

The Board believes that it must be independent of management to be effective. The Board has adopted director independence standards consistent with the NYSE Standards and National Instrument 58-101. To be considered “independent”, the Board must make an affirmative determination, by resolution of the Board, that the director being reviewed has no material relationship with the Company other than as a director, either directly or indirectly (such as a partner, shareholder or officer of another entity that has a relationship with the Company). In each case, the Board broadly considers all relevant facts and circumstances. The threshold for independence is higher for members of the Audit Committee, as required by National Instrument 52-110 – Audit Committees and the NYSE Standards. All members of the Audit Committee meet the additional Canadian and U.S. independence requirements for membership on public company audit committees.

Generally, a director will not be deemed to be “independent” if:

(a)	the director is, or has been within the last three years, employed by the Company or any of its subsidiaries;
(b)	an immediate family member of the director is, or has been within the last three years, employed by the Company as an executive officer;
(c)	the director, or an immediate family member, is a current partner of a firm that is the Company’s internal or external auditor;
(d)	the director, or an immediate family member, has been within the last three years (but is no longer) a partner or employee of the Company’s internal or external auditor and personally worked on the Company’s audit within that time;
(e)	the director is a current employee of the Company’s internal or external auditor;
(f)	an immediate family member of the director is a current employee of the Company’s internal or external auditor and that person participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice;
(g)	a director, or an immediate family member, received more than Cdn $75,000 in direct compensation from the Company during any 12-month period within the last three years, other than director and committee fees and pensions or other forms of deferred compensation, so long as such compensation is not contingent on continued service;
(h)	a director, or an immediate family member, is, or has been within the last three years, employed as an executive officer of another company where any of the Company’s current executives serve or served at that time on that company’s compensation committee; or
(i)	a director, or an immediate family member, is an executive officer or an employee of a company that has made payments to or received payments from the Company for property or services in an amount that exceeds in any of the last three fiscal years $1,000,000 or 2% of that company’s consolidated gross revenues, whichever is greater.

An “immediate family member” includes a director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such director’s home. A director’s service as an executive officer of a not-for-profit organization will not impair his or her independence if, within the preceding three years, the Company’s charitable contributions to the organization in any single fiscal year, in the aggregate, do not exceed the greater of $1,000,000 or 2% of that organization’s latest publicly available consolidated gross revenues.

With the assistance of the Corporate Governance and Nominating Committee, the Board has considered the relationship to Barrick of each of the director nominees and has determined that eight of the 12 individuals nominated for election as directors at the Meeting are independent (G. Cisneros, N. Goodman, J.B. Harvey, N.H.O. Lockhart, D. Moyo, D. Naylor, S.J. Shapiro, and E.L. Thrasher). Three of the individuals who are considered non-independent are executive officers of Barrick (C.W.D. Birchall, J.C. Sokalsky and J.L. Thornton). One individual who is considered non-independent (A. Munk) is a family member of Mr. Peter Munk, who will retire from his position as Chairman of the Board at the Meeting. The independence status of the director nominees is also set out in the Circular under the heading “Independence of Director Nominees” on page 9.

Interlocking Board Positions and Outside Board Memberships

The Board has not adopted guidelines setting the specific number of other boards and committees on which a director may serve. The Company’s Corporate Governance Guidelines provide that directors should recognize that Board and committee service requires significant time and attention in order to properly discharge their responsibilities and that service on boards or committees of other organizations should be consistent with the Company’s conflict of interest standards as set out in our Code of Business Conduct and Ethics. In addition, there shall be no more than two board interlocks at any given time. A board interlock occurs when two or more of Barrick’s directors also serve together as board members of another public company. As of March 1, 2014, there are no board interlocks on our Board.

Other Independence Mechanisms

The Board has established other important governance policies and practices to enhance Board independence including the following:

•	Each committee mandate provides that the committee may engage external advisors at Barrick’s expense.
•	To facilitate open and candid discussion among our directors, the Lead Director leads in camera sessions attended only by independent directors following every meeting of the Board. In addition, each of the Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee hold in camera sessions attended only by Committee members (who are all independent directors) following each Committee meeting. In 2013, there were 23 such in camera sessions of the Board and the Audit, Compensation, and Corporate Governance Committees, each attended only by independent directors. As a result of amendments made in March 2014, meetings of the Compensation Committee and Corporate Governance and Nominating Committee will be held as in camera sessions. Members of management may attend by invitation as determined by members of the Committee.
•	Members of the Audit Committee may not serve on more than two public company audit committees, including Barrick, without Board approval.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics (the Code) that applies to all of our directors, officers and employees. The Code embodies our commitment to conduct our business in accordance with the highest standards of honesty, integrity and ethical behavior and all applicable laws and rules throughout our worldwide organization. The Code sets out fundamental principles that guide the Board in its deliberations and shape the Company’s business activities. The Code addresses, among other things:

•	compliance with laws, including laws prohibiting bribery and corruption
•	respect for human rights
•	accuracy of financial controls and records
•	avoidance of conflicts of interest
•	protection and proper use of Company assets
•	confidentiality
•	fairness in all our dealings
•	dignity and respect within working relationships.

The Code also deals with reporting of suspected unethical or illegal behavior. Barrick has established a toll-free compliance hotline and Internet web portal to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls, or other auditing matters. The Company encourages and expects our personnel to raise possible ethical issues and will not tolerate retaliatory action against any individual for raising, in good faith, concerns or questions regarding ethics or Code matters. Any waivers of the Code may generally only be granted by the Chief Executive Officer or the General Counsel. However, any waiver of the Code for directors or executive officers may only be granted by the Board or a committee thereof and will be disclosed to shareholders as required by applicable laws. To date, no waivers of our Code have been granted.

The Code was developed in consultation with the Corporate Governance and Nominating Committee. The Board monitors compliance with the Code through the Audit Committee which receives periodic reports from management with respect to any reports of alleged violations of the Code and any corrective actions taken by the Company. All supervisory and administrative employees are required to complete an annual certification confirming that they:

•	understand and agree to abide by the requirements of the Code;
•	are in compliance with the requirements of the Code; and
•	are not aware of any potential misconduct under the Code that has not been reported to appropriate Company management.

The Company has also implemented an on-line component to its Code training programs. This training provides employees with real-time training and testing and supplements the Company’s other training programs and annual certification process.

Our Code of Business Conduct and Ethics is available on Barrick’s website at www.barrick.com/company/governance, and shareholders will receive a paper copy on request.

Conflicts of Interest

In addition to the independence requirements described above, our Code of Business Conduct and Ethics, Corporate Governance Guidelines, and the OBCA specifically address conflict of interests involving directors. Pursuant to the Code, all of our directors are required to act in the best interests of the Company and to avoid conflicts of interest. Directors may not use their position to obtain any improper benefit for themselves. Our directors may not serve as officers or directors of, or otherwise be engaged with, a competitor, or potential or actual business partner of the Company without the prior written approval of the Chairman of the Board and the Chairman of the Corporate Governance and Nominating Committee.

Our Corporate Governance Guidelines provide that directors are required to advise the Chairman of the Board and the Chairman of the Corporate Governance and Nominating Committee prior to accepting a directorship of another public company or of any actual or potential competitor, business partner, or significant investor in the Company and to ensure that such service is consistent with Barrick’s conflict of interest standards.

Section 132 of the OBCA addresses conflicts of interest of a director of an Ontario corporation such as Barrick. Among other things, the OBCA provides that a director of a corporation who (a) is a party to a material contract or transaction or proposed material contract or transaction with the corporation; or (b) is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, is required to disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. Such a director shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction unless the contract or transaction relates to the director’s remuneration as a director or indemnity or insurance for services as a director, or is with an affiliate of the corporation.

Procedures for Complaints Regarding Accounting Matters and Auditor Independence Mechanisms

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. These procedures are posted on Barrick’s website at www.barrick.com/company/governance.

As part of the Company’s corporate governance practices, the Audit Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services for the pre-approval of services performed by Barrick’s auditors. The objective of the Policy is to specify the scope of services permitted to be performed by the Company’s auditors and to ensure that the independence of the Company’s auditors is not compromised through their engagement for other services. All services provided by the Company’s auditors are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. All services performed by Barrick’s auditors comply with the Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

The Audit Committee has established a hiring policy for employees or former employees of the external auditors. Under our hiring policy, the Company shall not employ a person as its Chief Executive Officer, Chief Financial Officer, or Chief Accounting Officer (or in an equivalent position) if (1) such person is, or was within the two years prior to becoming employed by the Company, an employee or partner of an independent auditor that audited the Company’s financial statements during such two-year period, and he or she participated in any capacity in such audits, or (2) the hiring of such person would otherwise violate the restrictions set forth in or established pursuant to Section 206 of the Sarbanes-Oxley Act of 2002.

Board Orientation and Continuing Education

New members of the Board are provided with the necessary information about their roles, responsibilities and duties as Board members and about the Company, its business and the factors that affect its performance. Among other things, new directors:

•	meet with the Chairman and the Chief Executive Officer and other members of senior management to discuss the nature and operation of our business; and
•	receive orientation packages that contain information concerning key legal requirements, the Company’s by-laws, the duties and responsibilities of directors, the mandates of the Board and its committees, the Company’s key policies, including our Code of Business Conduct and Ethics, and copies of our public disclosure documents.

On an ongoing basis, directors:

•	receive a comprehensive package of information prior to each Board and committee meeting;
•	receive reports on the work of committees of the Board following committee meetings;
•	participate in information sessions at Board and committee meetings on specific aspects of our business operations such as key development projects, financial risk management programs, corporate development and exploration strategies and activities, and corporate social responsibility activities;
•	have full access to our senior management and employees;
•	receive updates as appropriate between Board meetings on matters that affect our business and operations;
•	participate in continuing education sessions that, commencing in 2014, will be incorporated into regularly scheduled Board meetings and certain meetings of committees of the Board to the greatest extent practicable; and
•	are encouraged to participate in other available educational opportunities, at the Company’s expense, that would further their understanding of our business and enhance their performance on the Board.

Annual Performance Assessments

The Board has adopted an annual process to assess the functioning and effectiveness of the Board, the committees of the Board and individual directors. This assessment includes a self-assessment, Board assessment and peer evaluation. As part of this process, the Corporate Governance and Nominating Committee, in consultation with the Lead Director, oversees a process pursuant to which interviews are conducted with each of the members of the Board using a detailed evaluation questionnaire relating to the performance and effectiveness of the Board and its committees, and individual directors. The interview covers matters such as the operation of the Board and its committees, the adequacy of information provided to directors, Board oversight and effectiveness, the Board’s role in evaluating the compensation of management, and our strategic direction and process. Directors are also asked to evaluate their own overall performance and effectiveness as directors, as well as the overall performance and effectiveness of their peers. The Corporate Governance and Nominating Committee reports its findings and makes any appropriate recommendations to the full Board. The Board discusses the evaluation to determine what, if any, action could improve Board, committee or individual director performance.

The Board has launched an initiative to enhance significantly our annual performance assessment process during 2014. In line with the innovative approach of our new executive long-term incentive program, the Board has retained external experts to advise on the design and implementation of a new best-in-class assessment process for our directors to assess the performance and effectiveness of the Board and its committees, their peers and themselves. The amended performance assessment process will be implemented for our year-end 2014 assessments.

SCHEDULE C

MANDATE OF THE BOARD OF DIRECTORS

Mandate

The Board of Directors (the “Board”) is responsible for the stewardship of Barrick Gold Corporation (the “Company”) and for the supervision of the management of the business and affairs of the Company.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Responsibilities

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its operations.

The Board discharges its responsibilities directly and through delegation to its Committees.

The Board’s responsibilities shall include:

Oversight of Management

1.	Through the Compensation Committee, adopting a succession planning process and participating in the selection, appointment, development, evaluation and compensation of the Chairman of the Board, the Co-Chairman of the Board, the Chief Executive Officer (“CEO”) and other senior officers.

2.	Through the actions of the Board and its individual directors and through Board’s interaction with and expectations of senior officers, promoting a culture of integrity throughout the Company consistent with the Company’s Code of Business Conduct and Ethics, taking appropriate steps to, to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Company, and that the CEO and other executive officers create a culture of integrity throughout the Company.

3.	Periodically reviewing and approving any significant changes to the Company’s Code of Business Conduct and Ethics.

4.	Developing and approving position descriptions for each of the Chairman of the Board, Co-Chairman of the Board, CEO and the Chairperson of each Board Committee, and measuring the performance of those acting in such capacities against such position descriptions.

Financial and Risk Matters

5.	Overseeing the reliability and integrity of accounting principles and practices followed by management, of the financial statements and other publicly reported financial information, and of the disclosure principles and practices followed by management.

6.	Overseeing the integrity of the Company’s internal controls and management information systems by adopting appropriate internal and external audit and control systems.

7.	Reviewing and approving an annual operating budget for the Company and its subsidiaries on a consolidated basis and monitoring the Company’s performance against such budget.

8.	Approving annual and, either directly or through the Audit Committee, quarterly financial statements and the release thereof by management.

9.	Reviewing and discussing with management the processes utilized by management with respect to risk assessment and risk management, including for the identification by management of the principal risks of the business of the Company, including financial risks, and the implementation by management of appropriate systems to deal with such risks.

Business Strategy

10.	Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

11.	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

12.	Reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

Communications and Reporting

13.	Overseeing the Company’s continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion.

14.	Periodically reviewing and approving any significant changes to the Company’s Disclosure Policy.

15.	Adopting a process to enable shareholders to communicate directly with the Lead Director or with the Chairman of the Corporate Governance and Nominating Committee.

C-1

Corporate Governance

16.	Overseeing the development of the Company’s approach to corporate governance, including reviewing and approving changes to the Company’s Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

17.	Taking appropriate steps to remain informed about the Board’s duties and responsibilities and about the business and operations of the Company.

18.	Ensuring that the Board receives from senior officers the information and input required to enable the Board to effectively perform its duties.

19.	Overseeing, through the Corporate Governance and Nominating Committee, the review of the effectiveness of the Board, its Committees and individual directors on an annual basis.

Board Organization

20.	Establishing committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company’s Corporate Governance Guidelines.

C-2

SCHEDULE D

KEY CHARACTERISTICS

OF 2014 PERFORMANCE GRANTED SHARE UNIT PLAN

The key characteristics of the PGSU Plan are set out in the table below.

Design Features	Performance Granted Share Units (PGSUs)
Eligibility	¡ Participating executives
% of Total LTI	¡ 100%
Term	¡ Three years for PGSUs plus a requirement to hold Common Shares until termination of employment (and potentially for up to two years beyond termination, depending on the circumstances of termination)
Maximum Award Each Year

¡       Awards under this plan are determined by multiplying (a) a multiple of base salary determined annually by the Compensation Committee which varies by job level and (b) a performance factor of between 0% and 100% based on performance for the prior year evaluated using the long-term scorecard

¡        In February 2015, the amount awarded for service rendered in 2014 will be based on a multiple ranging from one to six times base salary.

Vesting Criteria	¡ Time-based
Vesting Date

¡       PGSUs granted in February 2015 will vest at the end of three years (or February 2018), but Common Shares cannot be sold until a participating executive retires or leaves the Company. See “Post-Vesting Treatment, Prohibitions and Restriction Period” below for more detail

¡        If the third anniversary of a grant date falls during a blackout period, PGSUs will vest on the second trading day following the expiration of the blackout period or the date that is 15 days prior to the expiry of the PGSU, whichever is first

Value on Vesting

¡       The value of each PGSU award is equal to the closing price of our Common Shares on the Toronto Stock Exchange on the vesting date (or, if the vesting date is not a trading day, then on the trading day immediately prior to the vesting date) multiplied by the number of vested PGSUs (including dividend equivalents accrued during the vesting period, where applicable)

Post-Vesting Treatment, Prohibitions and Restriction Period

¡       When PGSUs vest at the end of three years from the date of grant, the value vested (less appropriate taxes and other withholdings required by Applicable Law) is used by a third party administrative agent to purchase our Common Shares on the open market

¡        Common Shares purchased (referred to as Restricted Shares) are subject to sale, transfer, hedging and pledging prohibitions until termination of employment (Restriction Period)

¡       Subject to the restrictions above, during the Restriction Period, participants have all incidents of ownership associated with the Restricted Shares, including voting rights and entitlements to cash dividends paid on Common Shares

¡        Restricted Shares are held by the third party administrative agent through termination of employment and prohibitions lapse and cease to apply on Restricted Shares based on the circumstances surrounding termination, as detailed in the section below

D-1

KEY CHARACTERISTICS OF 2014 PERFORMANCE GRANTED SHARE UNIT PLAN (CONT’D)

Design Features	Performance Granted Share Units (PGSUs)
Treatment on Termination	Termination Event	Unvested PGSUs (1)	Restricted Shares (2)
Termination Without Cause, Retirement or Resignation (except for purpose of joining a Competitor)

■        Unvested PGSUs continue to vest according to their vesting schedule, provided that the employee does not join a Competitor (as defined in the PGSU Plan) during the continued vesting period

■       If the employee subsequently joins a Competitor during the continued vesting period, all PGSUs that have not vested at such time lapse and are forfeited

■ Prohibitions lapse and cease to apply to all Restricted Shares upon the termination of employment
	Disability or Death	■ Unvested PGSUs vest on the termination date or date of death, as applicable	■ Prohibitions lapse and cease to apply to all Restricted Shares on the termination date or date of death, as applicable
	Resignation or Retirement Related to Joining a Competitor or Termination with Cause	■ All unvested PGSUs lapse and are forfeited

■       Prohibitions lapse and cease to apply to Restricted Shares in three tranches, as follows:

-       50% of the Restricted Shares on the termination date

-       25% of the Restricted Shares on the first anniversary of the termination date

-       25% of the Restricted Shares on the second anniversary of the termination date

	Termination of Employment Without Cause Within One to Two Years (depending on the officer) Following a Change in Control	■ Unvested PGSUs vest on the termination date	■ Prohibitions lapse and cease to apply to Restricted Shares pursuant to a bona fide third party take-over bid provided that the take-over bid is successfully completed
Dividend Equivalents	Dividends are credited or paid as and when declared	■ For unvested PGSUs, dividends are credited as additional units during the vesting period, at the same rate as the dividends paid on our Common Shares

■       For Restricted Shares, dividends are paid in cash if and when declared on our Common Shares (other than stock dividends or other distributions paid in the form of additional Common Shares, which shall be treated as Restricted Shares)

Form of Payment	On and beyond termination, the form of payment varies with Unvested PGSUs and Restricted Shares

■       Unvested PGSUs that become immediately vested on termination are paid in cash (less applicable tax and withholdings)

■       Unvested PGSUs that continue to vest normally beyond termination are paid in cash (less applicable tax and withholdings) at the end of the normal vesting period

■ Restricted Shares may be sold in the open market for cash proceeds (or otherwise disposed of) when prohibitions lapse and cease to apply
Clawback	PGSUs are subject to the Clawback Policy implemented by Barrick in February 2014. Further details on the terms and conditions of the Clawback Policy can be found under the heading “Clawback Policy” on page 48.

(1)	The Compensation Committee may, in its discretion, accelerate vesting of all or a portion of the then unvested PGSUs.

(2)	The Compensation Committee may, in its discretion, waive the prohibitions on the sale, transfer or other disposition of the Restricted Shares with respect to any or all Restricted Shares held by the employee at any time and from time to time.

D-2

SCHEDULE E

2013 Annual Performance Incentive Company Scorecard

As described above under the heading “Annual Performance Incentive Payout Formula” beginning on page 45, the 2013 Annual Performance Incentive Company scorecard is outlined below.

Company Scorecard(1)

	Measure	Weight	Threshold (0%)	Target (100%)	Maximum (200%)	2013 Actual	Weighted Result

Financial Discipline(2) (25%)	EBITDA (adjusted)(3)	10%	3,680	5,257	6,835	5,824	13.6%

	Free Cash Flow (adjusted)(4)	10%	-4,024	-2,920	-1,816	-1,142	20.0%

	Return on Capital(5)	5%	6.8%	11.4%	16.1%	12.5%	6.1%

Operational Excellence (20%)	Gold Production	8%	5.64	7.05	8.45	7.17	8.7%
	Copper Production	2%	323	538	753	539	2.0%

	Gold (Total Cash Cost/oz)(6)	8%	761	634	507	566	12.3%

	Copper (C1 Cash Cost/lb)(6)	2%	3.02	2.16	1.30	1.92	2.6%

Invest in the Future (30%)	Exploration & Corporate Development	10%		Assess qualitative objectives at year-end		100%	10.0%

	Reserve Replacement (Organic, Moz)(7)	5%	7.75	9.12	9.58	0%	0%

	Capital Projects	15%		Assess actual spending and progress versus budget and schedule		0%	0%

License to Operate (25%)	Total Recordable Injury Frequency Rate (TRIFR)	5%	0.76	0.69	0.62	0.64	8.5%

	Voluntary Principles on Security and Human Rights(8)	5%	<70%	75% - 80%	>90%	98%	10.0%
	Implementation of Barrick/ISO 14000 Environmental Management System(9) and Number of Minor Spills & Incidents(10)	5%	>3	2	0	85%	2.1%
			85	64	58	100%	2.5%
	Major Permit Compliance(11)	5%		Qualitative		25%	1.3%
	Average of Site Corporate Social Responsibility (CSR) Performance Targets(12)	5%		100% Average Site CSR performance targets		109%	5.5%

Total Performance and Formulaic Payout for 2013						105%

E-1

(1)	Each of the quantitative and qualitative performance categories are considered against the following continuum of performance ratings. While the quantitative measures lend themselves to more specificity in ranking and percentage of target payout (as summarized below), the categories with qualitative measures may result in an assessment at the high or lower end of a specific rating.

(2)	Financial targets and associated ranges are based on fixed assumptions for EBITDA increment, taxes and royalties, and variable assumptions for gold and copper price.

(3)	Adjusted EBITDA is a non-GAAP financial measure. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s Financial Report 2013 for details on how Barrick uses adjusted EBITDA and a reconciliation of this measure to the most directly comparable IFRS measure.
(4)	Free Cash Flow is a non-GAAP financial measure. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s Financial Report 2013 for details on how Barrick uses free cash flow and a reconciliation of this measure to the most directly comparable IFRS measure.

(5)	Return on Capital is a non-GAAP financial measure which is calculated as the adjusted net income attributable to equity holders of Barrick excluding finance items divided by the average of the sum of debt and total equity attributable to Barrick shareholders as at the beginning and end of the fiscal year. This measure shows how efficiently the Company has earned income from its capital.

(6)	Total cash costs is a non-GAAP financial measure. Please refer to the section titled “Non-GAAP Financial Performance Measures” in Barrick’s Financial Report 2013 for details on how Barrick uses total cash costs and a reconciliation of this measure to the most directly comparable IFRS measure. Copper (Total Cash Cost/Pound) refers to C1 cash costs.

(7)	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC applies different standards in order to classify mineralization as a reserve. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, please refer to the section titled “Mineral Reserves and Mineral Resources” in Barrick’s Financial Report 2013.

(8)	As part of the annual International Council on Mining and Metals (ICMM) Assurance Process, independent, third-party consultants completed interviews with external stakeholders in all regions where Barrick operates to determine the Company’s compliance with the Voluntary Principles on Security and Human Rights.

(9)	ISO certification of Barrick’s Environmental Management System (“EMS”) is based on an external audit conducted by an independent third party. Non-conformities are evaluated as part of the external audit to determine the extent to which the existing EMS complies with the ISO requirements and documentation. Based on the 2013 site evaluation results, on average there were fewer than two minor nonconformities identified per site for Barrick’s Environmental Management System.

(10)	Based on the 2013 results, on average, there was no significant increase in the number of reportable incidents in 2013 compared to 2012.

(11)	In making its determination of a 25% score on this measure, certain permit issues that arose in 2013 were considered, including compliance with permits relating to water management at the Pascua-Lama project and relating to the operation of the leach pad at the Veladero mine.

(12)	Each of the Company’s operating mines and projects identified Community Relations Performance Targets, including both satisfactory performance targets for a score of 100% and exceptional performance targets for a score over 100%. The average score based on the performance of all the mines and projects, was 109%.

E-2